

Annual report

2023





THE
INFLIGHT INTERNET
COMPANY



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 10-K

(Mark One):

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the transition period from _____ to _____

Commission File Number: 001-35975



Gogo Inc.
(Exact name of registrant as specified in its charter)

Delaware	**27-1650905**
(State or other jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

105 Edgeview Dr., Suite 300
Broomfield, CO 80021
(Address of principal executive offices)

Telephone Number (303) 301-3271
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Trading Symbol	Name of Each Exchange on Which Registered
Common stock, par value $0.0001 per share	GOGO	NASDAQ Global Select Market
Preferred Stock Purchase Rights	GOGO	NASDAQ Global Select Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   Yes ☑   No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☑

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant as of June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, was $1,106,885,385 based upon the closing price reported for such date on the NASDAQ Global Select Market.

As of February 23, 2024, 128,069,108 shares of $0.0001 par value common stock were outstanding.

Documents Incorporated By Reference

Portions of the registrant's definitive Proxy Statement for its Annual Meeting of Stockholders scheduled to be held June 4, 2024 are incorporated by reference into Part III of this Form 10-K. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2023.

Gogo Inc.

INDEX

INTRODUCTORY NOTE

Unless the context otherwise indicates or requires, as used in this Annual Report on Form 10-K for the fiscal year ended December 31, 2023, references to: (i) "we," "us," "our," "Gogo," or the "Company" refer to Gogo Inc. and its directly and indirectly owned subsidiaries as a combined entity, except where otherwise stated or where it is clear that the term means only Gogo Inc. exclusive of its subsidiaries; and (ii) "fiscal," when used in reference to any twelve-month period ended December 31, refers to our fiscal year ended December 31. Unless otherwise indicated, information contained in this Annual Report on Form 10-K is as of December 31, 2023. We have made rounding adjustments to reach some of the figures included in this Annual Report on Form 10-K and, unless otherwise indicated, percentages presented in this Annual Report on Form 10-K are approximate.

Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary

Certain statements in this Annual Report on Form 10-K may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding our industry, business strategy, plans, goals and expectations concerning our market position, international expansion, future technologies, future operations, margins, profitability, future efficiencies, capital expenditures, liquidity and capital resources and other financial and operating information. When used in this discussion, the words "anticipate," "assume," "believe," "budget," "continue," "could," "estimate," "expect," "forecast," "intend," "may," "plan," "potential," "predict," "project," "should," "will," "future" and the negative of these or similar terms and phrases are intended to identify forward-looking statements in this Annual Report on Form 10-K.

Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Although we believe the expectations reflected in the forward-looking statements are reasonable, we can give you no assurance these expectations will prove to have been correct. Some of these expectations may be based upon assumptions, data or judgments that prove to be incorrect. Actual events, results and outcomes may differ materially from our expectations due to a variety of known and unknown risks, uncertainties and other factors. Factors that could cause actual events, results or outcomes to differ from those anticipated by these and other forward-looking statements include, among others, the items in the following list, which also summarizes some of our more principal risks:

Risks Related to Our Business

- our ability to continue to generate revenue from the provision of our connectivity services;

- our reliance on our key OEMs and dealers for equipment sales;

- the impact of competition;

- our ability to maintain high-quality customer support;

- our reliance on third parties for equipment components and services;

- the impact of global supply chain and logistics issues and inflationary trends;

- our ability to expand our business outside of the United States;

- the impact of our expansion geographically and otherwise on our corporate culture;

- our ability to recruit, train and retain highly skilled employees;

- the impact of pandemics or other outbreaks of contagious diseases, and the measures implemented to combat them;

- the impact of adverse economic conditions;

- our ability to fully utilize portions of our deferred tax assets;

- the impact of increased attention to climate change, ESG matters and conservation measures; and

- our ability to evaluate or pursue strategic opportunities.

Risks Related to Our Technology and Intellectual Property

- our ability to develop and deploy Gogo 5G, Gogo Galileo or other next generation technologies;

- our ability to maintain our rights to use our licensed 3MHz of ATG spectrum in the United States and obtain rights to additional spectrum if needed;

- the impact of service interruptions or delays, technology failures, equipment damage or system disruptions or failures;

- the impact of assertions by third parties of infringement, misappropriation or other violations;

- our ability to innovate and provide products and services;

- our ability to protect our intellectual property rights;

- risks associated with the use of artificial intelligence in our products and services;

- the impact of our use of open-source software; and

- the impact of equipment failure or material defects or errors in our software.

Risks Related to Litigation and Regulation

- our ability to comply with applicable foreign ownership limitations;

- the impact of government regulation of communication networks, and the internet;

- our possession and use of personal information;

- risks associated with participation in the Federal Communications Commission's ("FCC") Secure and Trusted Communications Networks Reimbursement Program;

- our ability to comply with anti-bribery, anti-corruption and anti-money laundering laws;

- the extent of expenses, liabilities or business disruptions resulting from litigation; and

- the impact of global climate change and legal, regulatory or market responses to it.

Risks Related to Our Indebtedness

- the impact of our substantial indebtedness;

- our ability to obtain additional financing to refinance or repay our existing indebtedness;

- the impact of restrictions and limitations in the agreements and instruments governing our debt;

- the impact of increases in interest rates;

- the impact of a substantial portion of our indebtedness being secured by substantially all of our assets; and

- the impact of a downgrade, suspension or withdrawal of the rating assigned by a rating agency.

Risks Related to Our Common Stock

- the volatility of our stock price;

- our ability to fully utilize our tax losses;

- the dilutive impact of future stock issuances;

- the impact of our stockholder concentration and of our CEO and Chair of the Board being a significant stockholder;

- our ability to fulfill our obligations associated with being a public company; and

- the impact of anti-takeover provisions, ownership provisions and certain other provisions in our charter, our bylaws, Delaware law, and our existing and any future credit facilities.

Any one of these factors or a combination of these factors could materially affect our financial condition or future results of operations and could influence whether any forward-looking statements contained in this Annual Report on Form 10-K ultimately prove to be accurate. Our forward-looking statements are not guarantees of future performance, and you should not place undue reliance on them. All forward-looking statements speak only as of the date made and unless required by law we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition, while we do, from time to time, communicate with securities analysts, it is against our policy to disclose to them any material non-public information or other confidential information. Accordingly, stockholders should not assume that we agree with any statement or report issued by any analyst irrespective of the content of the statement or report. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts, or opinions, such reports are not our responsibility.

Item 1. Business

Company Overview and Strategy

Our Mission and our Industry's Evolution

Gogo is the world's largest provider of broadband connectivity services for the business aviation market. We have served this market for more than 25 years. Our mission is to enrich the lives of passengers and the efficiency of operators with the world's best business aviation in-flight connectivity and customer support. We have always sought to provide the best connectivity for the business aviation market regardless of technology, and we have a successful history of doing so. Until recently, we focused primarily on business aviation aircraft in North America, which comprise approximately 63% of the worldwide business aviation fleet, and we are the leading provider of in-flight connectivity in that market. Gogo started in analogue air-to-ground ("ATG") technology in the late 1990s, then, as analogue cellular backhaul disappeared, migrated to narrowband satellite connectivity in the early 2000s, then back to ATG with our digital broadband 3G and 4G networks beginning in 2010. We expect to commercially launch our fourth ATG network – Gogo 5G – in the fourth quarter of 2024. Simultaneous with the development of Gogo 5G, we are actively working with a subset of AVANCE customers and customers utilizing our legacy Gogo Biz ATG airborne system operating on our ground 3G and 4G networks to transition to an AVANCE system compatible with a new LTE network. We anticipate this subset of customers will see improved performance because of this network transition, which is expected to occur in early 2026. The cost for the transition to the new LTE network is partially offset given our participation in the FCC Secure and Trusted Communications Networks Reimbursement Program (the "FCC Reimbursement Program").

We also continue to provide narrowband satellite services to customers in North America and internationally through distribution agreements with satellite providers. As of December 31, 2023, we had approximately 7,200 ATG business aircraft online, of which approximately 4,000 were equipped with our AVANCE platform and approximately 3,200 with Gogo Biz, our legacy ATG broadband system.

The business aviation in-flight connectivity market is evolving again due to advancements in technology and several change catalysts. The most significant advancement in technology driving change in our industry today is the introduction of low earth orbit ("LEO") satellite technology, which provides, among other things, a global service offering and significantly higher capacity and lower latency than alternatives available today. We believe that demand for in-flight connectivity will continue to increase because of changes in the demographics of our customer base, the proliferation of social applications and lifestyle changes that remain in a post-COVID world such as remote work and use of videoconferencing. Further, 69% of business aircraft in North America were manufactured before in-flight connectivity was available as a linefit option. We expect approximately 21% of these aircraft will be replaced in the next five to seven years, with new aircraft coming pre-installed with in-flight connectivity given customer expectations today.

We view all these significant changes as opportunities to leverage our technological know-how and deep understanding of the business aviation in-flight connectivity market to drive greater penetration of our solutions in our markets over the next five to ten years. As outlined below, we have refined our strategy to capture these opportunities, including an announcement in May 2022 that we are preparing to launch the first global broadband service designed for business aviation ("Gogo Galileo"). We expect to commercially launch Gogo Galileo in the fourth quarter of 2024. The service will use an electronically steered antenna ("ESA"), specifically designed with Hughes Network Systems, LLC ("Hughes") to address a broad range of business aviation aircraft, operating on a LEO satellite network operated by Network Access Associates, Ltd. ("Eutelsat OneWeb"). We believe that Gogo Galileo, in combination with or as an alternative to our ATG systems, will allow us to increase our penetration of the North American heavy jet market and provide an upgrade path for our existing ATG customer base. In addition, we believe that Gogo Galileo will allow us to penetrate the business aviation market outside of North America, where approximately 6% of business aviation aircraft are installed with in-flight connectivity systems.

Now and Next Strategy

Given the industry evolution described above, we have refined our strategy, ultimately creating what we refer to as the "Now and Next Strategy." The Now and Next Strategy positions Gogo to penetrate the business aviation market outside of North America while maintaining and strengthening our leadership position in North America. The principal elements of our Now and Next Strategy include the following:

- Leveraging our deep understanding of the business aviation in-flight connectivity market to accelerate growth by (i) expanding our total addressable market through the broadening of the Gogo product line to meet the needs of every segment of the business aviation market; (ii) extending customer use of our services by driving penetration of our AVANCE platform, enhancing ATG networks, and providing easy upgrade paths to Gogo Galileo and other new technologies; and (iii) providing equivalent or better service at a lower cost of ownership than competitive products to all segments of the business aviation market;

- Preserving and expanding our relationships with Original Equipment Manufacturers ("OEMs"), our aftermarket dealers, and fractional jet operators by providing superior customer support, products and services;

- Maintaining a continuous culture of improvement by, among other things, building knowledge and maintaining flexibility to migrate to new hardware and network technologies as they evolve; and

- Pursuing a balanced capital allocation strategy focused on maintaining adequate liquidity, investing in strategic initiatives to drive competitive positioning and financial value, maintaining an appropriate level of leverage and enhancing shareholder value.

In executing the Now and Next Strategy, we will continue to adhere to the product development principles that have guided us historically. These include, among other things, (i) maintaining product offerings that fit the distinct needs of each segment of the business aviation market based on geography, mission, size of aircraft, and passenger preferences; (ii) building customer loyalty by providing easy and low-cost upgrade paths for our customers as their demand for capacity grows; and (iii) running all of our offerings on a single software-centric operating system via AVANCE, which allows for easy software upgrades and multiple-network access points to the aircraft allowing for easy upgrades to superior networks as technology evolves.

Competitive Differentiators

We believe Gogo is uniquely positioned to thrive in this dynamic industry environment, due in part to the competitive differentiators described below:

Our Product Platform. Our product platform includes three components – networks, antennas, and airborne equipment and software, each of which is discussed in greater detail below. The comprehensiveness and flexibility in our product platform allows us to align our value proposition with our customers' priorities and identify solutions based on geography, mission, size of aircraft and passenger preference.

Our Distribution Relationships. We believe that our distribution network is unmatched in our industry. Our distribution partners include every OEM of business aviation aircraft and a global aftermarket network of approximately 110 dealers with approximately 200 locations, many of whom we have worked with for decades. We have established trusted relationships with our distribution partners and a proven track record of generating revenues and profits for them, and they have trust and confidence in our ability to continue to do so. This facilitates our sales and our speed to market as our distribution partners are willing to invest in marketing and certification efforts for our equipment.

Our Innovative Culture. We continuously innovate and have a strong track record of innovation in our networks. As of February 23, 2024, we held approximately 512 U.S. and international patents, most of which relate to network technology. We pioneered and have led innovation in our industry for nearly 30 years, as evidenced by the three proprietary ATG network technologies that we have deployed for the business aviation market. We expect to commercially launch our fourth ATG network – Gogo 5G – in the fourth quarter of 2024.

Products, Services, Customers and Customer Support

We focus exclusively on selling in-flight connectivity to the business aviation market and implement our value proposition of offering the best products and services through a comprehensive portfolio consisting of our in-flight systems, in-flight services, aviation partner support, engineering, design and development services and production operations functions.

In-Flight Systems. Our customers have a broad range of equipment choices for their in-flight systems, which allows us to provide a solution based on geography, mission, size of aircraft and passenger preference. Key components of our in-flight systems include:

Antennas. Gogo has developed three families of ATG antennas, all of which act in pairs and are mounted on the belly of the aircraft. Gogo currently deploys omni-directional antennas and dual directional antennas, both of which support customers utilizing our 3G and 4G networks. In connection with the launch of Gogo 5G, Gogo introduced the MB-13 antenna, which is capable of accessing Gogo's 4 MHz of licensed spectrum in the 800 MHz band and unlicensed spectrum in the 2.4 GHz band at the same time, enabling greater throughput than our omni-directional and dual directional antennas.

In connection with the launch of Gogo Galileo, Gogo is working with Hughes to design an ESA that will fit on a very broad range of business aviation aircraft – from light jets and turboprops to large-cabin jets. The ESA is expected to be delivered in the second half of 2024 and will operate on Eutelsat OneWeb's high speed, low latency LEO satellite network.

Airborne Equipment and Software. Our networks and systems are designed to provide the best in-flight connectivity experience and highest network and system availability across the broadest range of aircraft wherever they fly, and a growing number of our installed aircraft are on the AVANCE platform. The AVANCE platform is software-centric and designed to be extensible as it includes hardware built with common components that operate on a single operating system across multiple devices. Approximately 80% of the components included in AVANCE L5™ and AVANCE L3™ (a compact version of AVANCE L5 designed for smaller aircraft) are common across the two systems. Because of this extensibility, we can add new products, features and options; we can increase connectivity speeds by augmenting spectrum; and we can add proprietary or third-party ATG or satellite networks, all with minimal or no hardware or aircraft modifications. For example, existing AVANCE customers who wish to add Gogo Galileo service will only have to install an ESA on top of their aircraft and run a power cable and ethernet cable to the AVANCE box inside the aircraft. For customers operating AVANCE-equipped aircraft in North America, AVANCE's unique multi-bearer capability will allow Gogo to combine capacity from its ATG network and the Eutelsat OneWeb LEO satellite network to provide more capacity than stand-alone LEO satellite networks can provide. We expect AVANCE's common componentry to facilitate standardization of hardware and FAA certifications across multiple products, spectrum frequencies and networks, and we expect that such standardization will in turn increase efficiency and improve quality in functions that include supply chain, production operations and customer support. Of the AVANCE aircraft online at December 31, 2023, approximately 2,500 were equipped with AVANCE L5 and approximately 1,500 with AVANCE L3.

In-Flight Services (Service Plans). We provide a wide range of in-flight services for passengers, flight and cabin crews and our aviation partners. We offer a variety of connectivity services tailored to our various networks and technologies that are generally priced on a per-aircraft per-month basis. We offer service plans ranging from unlimited data usage to an hourly monthly consumption plan and offer alongside these data plans voice rates, inflight entertainment options such as Gogo Vision, and other service features.

Customers and Distribution Partners. We provide in-flight connectivity services to a variety of customers needing connectivity, but our end users are primarily aircraft owners/operators. As of December 31, 2023, our market was comprised of approximately 25,000 business aircraft in North America, of which approximately 34% have broadband connectivity, and approximately 14,500 business aircraft in the rest of the world, of which approximately 6% have broadband connectivity. As of December 31, 2023, we had approximately 4,200 customers. Our top ten customers accounted for approximately 21% of our 2023 service revenue (excluding service revenue earned under a network sharing agreement with Intelsat Jackson Holdings S.A. ("Intelsat")), and no customer accounted for more than 10% of our revenue in 2023.

We also sell directly to every OEM of business aviation aircraft including Bombardier, Dassault Falcon, Embraer, Gulfstream, Pilatus and Textron Aviation. In the aftermarket, we sell through a global distribution network of approximately 110 independent dealers with approximately 200 locations who are certified by the Federal Aviation Administration ("FAA") as Maintenance and Repair Organizations. Our independent dealers market, resell and obtain FAA-required supplemental type certificates ("STC") for our equipment. Our customers also include fractional jet operators such as NetJets, charter operators, corporate flight departments and individuals owning aircraft.

Infrastructure. The infrastructure supporting our in-flight connectivity services consists of our networks, towers, and data centers, each of which is described in greater detail below.

Networks and Towers. We have developed, deployed and operated networks for more than 15 years, resulting in experience and know-how that we believe is unmatched by any other provider in our industry. We hold the exclusive license to 4 MHz of U.S. nationwide spectrum dedicated to ATG use, as well as the exclusive rights to the same spectrum in Canada. We currently operate a terrestrial network using 3 MHz of licensed spectrum in the 800 MHz band ("ATG License") and approximately 260 terrestrial cell sites in the lower 48 states and parts of Alaska and Canada. All but one of our cell sites are leased from tower operators. Our terrestrial network targets approximately 25,000 business aircraft based in North America. As of December 31, 2023, this network supported 3.1 Mbps 3G service and 9.8 Mbps 4G service. Our proprietary ATG network provides lower latency and requires less powerful antennas than the networks operated by our geosynchronous ("GEO") satellite competitors and enables us to avoid the interference issues that can accompany use of shared, unlicensed spectrum. We expect to commercially launch our fourth ATG network – Gogo 5G – in the fourth quarter of 2024. Customers who elect to not upgrade to Gogo 5G may continue to use our 3G and 4G service over our ATG networks in North America. The 3G and 4G service will also serve as a redundancy network and performance enhancement mechanism for Gogo 5G. We are also transitioning our 3G and 4G networks to a new LTE network.

In addition, we announced that we have partnered with Eutelsat OneWeb to utilize their global LEO satellite network. They completed the launch of their network in March 2023 and are prepared to offer aero service in 2024. In addition to the significant performance enhancements provided by the LEO network, Gogo Galileo expands our total addressable market by approximately 14,500 aircraft in the rest of the world.

Ground Network and Data Centers. We lease an extensive, predominantly fiber-optic network to connect our approximately 260 cell sites to our two data centers, the Internet and cloud-based services, and our network operations center ("NOC"). Our data centers and cloud-based services provide redundant telecommunications connections to the Internet and contain numerous servers that enable the expansive set of features that we offer. The NOC monitors daily network operations, conducts network diagnostics and coordinates responses to any performance issues. We augment our ability to monitor, maintain and update our in-flight systems while aircraft are on the ground with a terrestrial modem utilizing 3G, 4G and Wi-Fi wireless service.

Support Organizations. We strive to deliver a premium customer experience. We accomplish this through the support of the following functions.

Customer Support. We have created a support and service organization designed to provide operational assistance and comprehensive analytics to our customers. Our customer support organization is grouped into three subfunctions that include account teams, operational support, and comprehensive analytics. These teams assist with, among other things, installations, troubleshooting and system activations, and data analysis to evaluate our system and operational performance. We have specialized support for our OEM distribution partners and dealers, who are responsible for obtaining the FAA certifications required for installation of our equipment on aircraft, and we support them in obtaining such certifications and installing the equipment through our aircraft application engineers. We also deploy our field service engineering teams in key locations across the United States and Europe to support our customers' flight departments following installation of our equipment. Both the dealer network and customer flight departments have access to our technical and logistical support 24 hours a day, seven days a week.

Engineering, Design and Development ("ED&D"). Our in-house ED&D operation is responsible for translating business requirements into products that comply with rigorous avionics certification requirements. Its capabilities include: (i) a radiofrequency engineering team with expertise in antenna specifications, radio technology, spectrum analysis, network design and regulatory requirements; (ii) an airborne platform development team which manages the design, development and testing of airborne equipment and its integration with ground systems and leads FAA certification efforts; (iii) a systems engineering team that manages all aspects of turning business requirements into technical specifications and is responsible for our program management process; (iv) an application development and business systems organization team that manages development of our internal business systems and the product extensions that sit on the AVANCE platform; and (v) a network engineering team that designs, implements and manages our network and data center infrastructure, security and core network functions.

Production Operations. Our manufacturing objective is to produce superior quality products that conform to avionics specifications while providing the best value to our customers. Given our highly specialized technology and required production levels, we design, assemble and test our airborne line replaceable units ("LRUs") in-house, while relying on third parties to manufacture specific components based on our design specifications to maximize production efficiencies. We retain the intellectual property associated with the airborne LRUs. We also rely on third parties to manufacture our antennas and we generally share antenna design responsibilities and intellectual property with these vendors. Our manufacturing processes include internally designed test fixtures and software that we and our third-party manufacturers employ at all levels of manufacturing. Our manufacturing-related business processes – from sales forecasts to supply chain activities to shipping – are integrated and automated within our enterprise resource planning tools. Our manufacturing and repair facilities are FAA-certified.

Competition

We compete against both equipment-providers and GEO- and LEO-satellite based telecommunications service providers, as well as resellers of the above, to the business aviation market, including Honeywell Aerospace, Collins Aerospace, Satcom Direct, ViaSat, SmartSky Networks and Starlink. A number of our competitors are focused on servicing the heavy jet market through GEO satellite services. We may in the future face competition from other operators of LEO or other non-GEO satellite networks. We believe that the principal points of competition in our market are technological capabilities, price, geographic coverage, customer service, product development, conformity to customer specifications, regulatory compliance, quality of support after the sale and timeliness of delivery and installation.

Licenses and Regulation

Federal Aviation Administration

The FAA prescribes standards and certification requirements for the manufacturing of aircraft and aircraft components, and certifies repair stations to perform aircraft maintenance, preventive maintenance and alterations, including the installation and maintenance of aircraft components. Each type of aircraft operated in the United States under an FAA-issued standard airworthiness certificate must possess an FAA Type Certificate, which constitutes approval of the design of the aircraft type based on applicable airworthiness standards. When a party other than the holder of the Type Certificate develops a major modification to an aircraft already type-certificated, that party must obtain an FAA-issued STC approving the design of the modified aircraft type. The dealers and OEMs to which we sell our equipment are generally responsible for obtaining STCs for each aircraft type on which our equipment will be installed, and we support them in those efforts. Separate STCs typically are required for different configurations of the same aircraft type, such as when they are configured differently for different owners and operators.

After an STC is obtained, a manufacturer desiring to manufacture components to be used in the modification covered by the STC must apply to the FAA for a Parts Manufacturing Approval ("PMA"), which permits the holder to manufacture and sell components manufactured in conformity with the PMA and its approved design and data package. In general, each initial PMA is an approval of a manufacturing or modification facility's production quality control system. PMA supplements are obtained to authorize the manufacture of a particular part in accordance with the requirements of the pertinent PMA, including its production quality control system. We routinely apply for and receive such PMAs and supplements.

Certain of our FCC licenses are conditioned upon our ability to obtain from the FAA a "No Hazard Determination" for our cell sites, which indicates that a proposed structure will not, if built as specified, create a hazard to air navigation. When building or altering certain cell sites, we may first be required to obtain such a determination.

Our business depends on our continuing access to, or use of, these FAA certifications, authorizations and other approvals, and our employment of, or access to, FAA-certified engineering and other professionals.

In accordance with these certifications, authorizations and other approvals, the FAA requires that we maintain, review and document our quality assurance processes. The FAA may visit our facilities at any time as part of our agreement for certification as a manufacturing facility and repair station to ensure that our facilities, procedures and quality control systems continue to meet FAA requirements. In addition, we are responsible for informing the FAA of significant changes to our organization and operations, product failures or defects, and any changes to our operational facilities or FAA-approved quality control systems. Other FAA requirements include training procedures and drug and alcohol screening for safety-sensitive employees working at our facilities or on aircraft.

Foreign Aviation Regulation

According to the Convention on International Civil Aviation, the airworthiness of U.S.-registered and FAA type-certificated aircraft on which FAA-certified Gogo equipment is installed is recognized by civil aviation authorities ("CAAs") worldwide that are signatories to that Convention. As a result, Gogo does not expect to require further airworthiness certification formalities in countries outside of the United States for U.S.-registered aircraft that already have an STC issued by the FAA covering Gogo equipment. For aircraft registered with a CAA of a country other than the United States, the installation of Gogo equipment requires airworthiness certification from an airworthiness certification body. Typically, the CAA of the country in which the aircraft is registered is responsible for ensuring the airworthiness of any aircraft modifications under its authority.

The FAA holds bilateral agreements with certification authorities around the globe. Bilateral agreements facilitate the reciprocal airworthiness certification of civil aeronautical products that are imported/exported between two signatory countries. A Bilateral Airworthiness Agreement ("BAA") or Bilateral Aviation Safety Agreement ("BASA") with Implementation Procedures for Airworthiness provides for airworthiness technical cooperation between the FAA and its counterpart CAA. Under a BAA or BASA, the CAA of the aircraft's country of registration generally validates STCs issued by the FAA and then issues a Validation Supplemental Type Certificate. For countries with which the FAA does not have a BAA or BASA, Gogo must apply for certification approval with the CAA of the country in which the aircraft is registered. In order to obtain the necessary certification, Gogo will be required to comply with the airworthiness regulations of the country in which the aircraft is registered. Failure to address all foreign airworthiness and aviation regulatory requirements at the commencement of each aircraft operator's service in any country in which it registers aircraft when there are no applicable bilateral agreements may lead to significant additional costs related to certification and could impact the timing of our ability to provide our service on such aircraft.

U.S. Department of Transportation

The U.S. Department of Transportation ("DOT") established an Advisory Committee on Accessible Air Transportation to negotiate and develop a proposed rule concerning accommodations for passengers with disabilities in three basic areas, including in-flight entertainment ("IFE") and closed captioning of IFE. The Committee issued a resolution in late 2016 that included its recommendations to the DOT for a rule on IFE. However, since a final rule on IFE has not yet been issued, it is unclear how, if at all, it may impact Gogo. According to the Agency Rule List – Fall 2023 posted by the Office of Information and Regulatory Affairs, Office of Management and Budget, the rulemaking about accessible IFE is a long-term action.

Federal Communications Commission

Under the Communications Act of 1934, as amended (the "Communications Act"), the FCC licenses the spectrum that we use and regulates the construction, operation, acquisition and sale of our wireless services. The Communications Act and FCC rules also require the FCC's prior approval of the assignment or transfer of control of an FCC license, or the acquisition, directly or indirectly, of more than 25% of the equity or voting control of Gogo by non-U.S. individuals or entities.

Our various services are regulated differently by the FCC. For example, we provide some of our voice and data services (not including Gogo Biz or AVANCE) by reselling the services of two satellite operators. Where we offer telecommunications services on a common carrier basis, we are subject to the provisions of Title II of the Communications Act, which require, among other things, that the charges and practices of common carriers be just, reasonable and non-discriminatory. In addition, where we provide an interconnected voice over Internet protocol ("VoIP") service, the FCC applies many, but not all, of the same regulatory requirements to interconnected VoIP services as it does to common carrier telecommunications services.

We offer connectivity service in the United States to business aviation aircraft and, pursuant to an ATG network sharing agreement with Intelsat, to certain commercial aircraft operated by Intelsat's airline customers, through our own facilities, using our

ATG License, a nationwide commercial air-ground radiotelephone license in the 800 MHz band. We obtained and paid for this spectrum through an auction conducted by the FCC. See "ATG License Terms and Conditions."

The FCC's current rules classify broadband Internet access service as a lightly regulated, non-common carrier "information service," and remove virtually all of the previously imposed network neutrality restrictions on blocking access to lawful content, applications, services or non-harmful devices; impairing or degrading lawful Internet traffic on the basis of content, applications, services or non-harmful devices; favoring some lawful Internet traffic over other lawful traffic in exchange for consideration of any kind; or prioritizing the content and services of broadband providers' affiliates. In 2023, the FCC adopted new regulations, including broadband labeling and digital discrimination rules, that will apply to broadband Internet service once these rules become effective. In October 2023, the FCC also proposed classifying broadband Internet access service as a "telecommunications service" and reimposing network neutrality restrictions on providers of broadband Internet access service. This proceeding remains pending. To the extent the FCC further restricts reasonable network management, adopts its proposed network neutrality rules, or determines that any of our services qualify as broadband Internet access service, our business may be affected.

Our Internet connectivity service is also subject to the FCC's data roaming rules, which require commercial mobile data service ("CMDS") providers like Gogo to negotiate roaming arrangements with any requesting facilities-based, technologically compatible providers of CMDS. The rules do not give other providers the right to install equipment on Gogo-equipped aircraft and do not require the Gogo service to be provided on a discounted basis, although the arrangement must be "commercially reasonable." The rules allow us to take reasonable measures to safeguard the quality of our service against network congestion that may result from roaming traffic.

In addition, most of our services are subject to various rules that seek to ensure that the services are accessible to persons with disabilities, including requirements related to the pass-through of closed captioning for certain IP-delivered video content offered through our Gogo Vision.

In addition to the two ATG licenses, we hold microwave licenses that are used for backhaul in our terrestrial network and an authorization for the provision of voice and data services between the United States and foreign points.

ATG License Terms and Conditions

The FCC issued our ATG License on October 31, 2006, for a renewable 10-year term. We have satisfied our obligation under the license to provide "substantial service" to aircraft, and on January 25, 2017, we received confirmation from the FCC that the license has been renewed until October 31, 2026.

Our 1 MHz ATG license obtained in 2013 from LiveTV Airfone, LLC was also originally issued on October 31, 2006, for a renewable 10-year term, although there was no specific "substantial service" obligation attached to this license. Our application to renew this license was subsequently granted for an additional 10-year term. On August 3, 2017, the FCC released an order that, among other things, revised the wireless license renewal rules. As a result of this order, which applies to the industry generally, all licensees will need to make a showing (or certification) at renewal to demonstrate that the licensee provided and continues to provide service to the public. Because the 1 MHz ATG license has no construction or substantial service requirement, it is not currently clear what level and length of service the FCC will find adequate when considering the next renewal of the 1 MHz ATG license in 2026.

Our two ATG licenses contain certain conditions that require us to comply with all applicable FCC and FAA rules as well as all bilateral agreements between the United States and Canada and the United States and Mexico regarding the frequencies that are allocated for ATG services. These agreements apply to our use of the spectrum in areas adjacent to the United States' northern and southern borders and in and out of Canadian and Mexican airspace.

A bilateral ATG spectrum coordination agreement between the U.S. and Canada has been negotiated and approved and a bilateral agreement between the United States and Mexico is pending. In 2012, Industry Canada issued to our Canadian subsidiary a subordinate license that allows us to use Canadian ATG spectrum for which SkySurf Communications Inc. is the primary licensee, and in 2019 the primary license was renewed for an eight-year term expiring June 29, 2027. In 2012, we entered into a license agreement with SkySurf (the "License Agreement"), which commenced on August 14, 2012, and was recently renewed for a second ten-year term expiring July 24, 2032. Provided that the primary spectrum license issued by Industry Canada (now Innovation, Science and Economic Development Canada or "ISED") to SkySurf remains in effect as of July 24, 2032, the License Agreement is renewable at our option for a further five-year term. The term of the License Agreement, including the second 10-year term and any renewals, is contingent on the effectiveness of the primary spectrum license.

Any future coordination agreement with Mexico and/or a future Mexican ATG licensee could affect our ability to provide our broadband Internet service in the border areas using our current cell sites at current operating power levels and could affect our ability to establish or maintain ATG service in the border areas as aircraft fly into and out of Mexican airspace.

Equipment Certification

We may not operate, lease, sell, market or distribute any radio transmission equipment used in the provision of our services unless such equipment is compliant with the FCC's equipment authorization and relevant technical rules. All certifications required for equipment currently used in the provision of our services have been obtained.

Privacy and Data Security-Related Regulations

We collect personal information, such as name, address, e-mail address and credit card information, directly from our users when they register to use our services, along with certain identifiers associated with devices using our services. We also may obtain information about our users from third parties or create records that may be personal information in connection with our services. We use the information that we collect and create to, for example, consummate their purchase transaction, customize and personalize advertising and content for our users and enhance the entertainment options when using our service. Our collection, protection, disclosure and use of such information are required in some circumstances to comply with our privacy policies, applicable law, and our contractual obligations to aviation partners and other third parties, as well as industry standards such as the Payment Card Industry Data Security Standard.

We must comply with certain Communications Act and FCC privacy and data security rules for our services, including certain provisions applicable to customer proprietary network information ("CPNI"). In December 2023, the FCC adopted additional CPNI and cybersecurity rules requiring disclosures of applicable data breaches to the FCC, federal law enforcement, and customers, which may affect our business.

We are also subject to other federal and state consumer privacy and data security requirements. For example, Section 5 of the Federal Trade Commission ("FTC") Act prohibits "unfair or deceptive acts or practices in or affecting commerce." The FTC has been found to have authority to regulate the non-common carrier services offered by communications common carriers, meaning that the FTC may have jurisdiction over some of our services. The FTC has brought enforcement actions under the FTC Act against companies that among other things: (1) collect, use, share or retain personal information in a way that is inconsistent with the representations, commitments, and promises that they make in their privacy policies and other public statements; (2) have privacy policies that do not adequately inform consumers about the company's actual practices; and (3) fail to reasonably protect the security, privacy and confidentiality of nonpublic consumer information.

We may also be subject to state laws pertaining to privacy and data security, such as the "mini-FTC Acts," which prohibit unfair or deceptive acts or practices, along with data security breach notification laws requiring entities holding certain personal data to provide notices in the event of a breach of the security of that data. A few states have also imposed specific data security obligations. These state mini-FTC Acts, data security breach notification laws, and data security obligations may not extend to all of our services and their applicability may be limited by various factors, such as whether an affected party is a resident of a particular state.

Certain states have also enacted specific comprehensive privacy laws to which we may be subject. For example, the California Consumer Privacy Act ("CCPA") took effect January 1, 2020, and provides broad privacy rights for California consumers, including, among others, the right to obtain copies of their personal information collected in the past 12 months, the ability to opt out from the sale of personal information and the right to demand the deletion of personal information. The CCPA also imposes compliance requirements on companies that do business in California and collect personal information from consumers, including, among others, notice, consent and service provider requirements. The CCPA also provides for civil penalties for violations as well as a private right of action for data breaches that may increase data breach litigation. The California Office of the Attorney General has published final regulations to implement portions of the CCPA. In addition, in November 2020 California voters passed the California Privacy Rights Act ("CPRA") ballot initiative, which introduced significant amendments to the CCPA. The CPRA went into effect on January 1, 2023, and new regulations are expected to take effect over the course of 2024.

Other states have enacted privacy laws: the Virginia Consumer Data Protection Act ("VCDPA") went into effect on January 1, 2023; the Colorado Privacy Act and the Connecticut Data Privacy Act took effect on July 1, 2023; the Utah Consumer Privacy Act took effect on December 31, 2023; the Oregon Consumer Privacy Act and the Texas Data Privacy and Security Act will take effect July 1, 2024; the Montana Consumer Data Privacy Act will take effect October 1, 2024; the Delaware Personal Data Privacy Act and the Iowa Consumer Data Protection Act will take effect on January 1, 2025; the Tennessee Information Protection Act and the New Jersey Data Privacy Law will take effect July 1, 2025; and the Indiana Consumer Data Protection Act will take effect January 1, 2026. These laws provide broad new privacy rights for consumers in these states, including the right to opt out of targeted advertising and certain profiling activities.

Congress and other state legislatures have also been considering additional legislation relating to privacy, artificial intelligence and data breaches. Should any additional laws be enacted, they could affect our business.

To the extent we collect personal information of residents of other countries, we may be subject to the data protection regulations of the relevant countries. On May 25, 2018, the General Data Protection Regulation ("GDPR") of the European Union ("EU") took effect, and it has imposed more restrictive privacy-related requirements for entities outside the EU that process personal information about European data subjects. EU member states also have some flexibility to supplement the GDPR with their own laws and regulations and may apply stricter requirements for certain data processing activities. Additionally, in Canada, the Personal Information Protection and Electronic Documents Act of 2000 ("PIPEDA") and substantially similar provincial laws may impose data privacy and security obligations on the processing of personal data. The regulation of data privacy and security in other jurisdictions continues to evolve.

In addition, certain countries have laws that restrict the transfer of personal information outside of such countries. For example, Switzerland, the United Kingdom and the member states of the EU impose restrictions on transferring such data to countries, including the U.S., that they do not deem to offer a similar standard of protection as they require. Certain mechanisms apply under Swiss, United Kingdom and EU member state laws that permit the cross-border transfer of personal information to countries that are not deemed adequate, such as the United States. Additionally, on July 16, 2020, the European Court of Justice (the highest EU court) ruled the EU-US privacy shield to be an invalid data transfer mechanism, confirmed that the Model Standard Contractual Clauses ("SCCs") remain valid, and left unaddressed some issues regarding supplementary measures that may need to be taken to support transfers. On September 27, 2021, new versions of the SCCs went into effect. EU data protection authorities are developing their perspectives on the supplementary measures that may be needed when relying on the SCCs. Depending on the supplementary measures that may need to be taken to support transfers and implement the SCC, our ability to lawfully transfer personally identifiable information out of relevant jurisdictions to the United States or other jurisdictions may be impacted.

Other countries, such as Australia, Brazil, China, India and Russia have also implemented, amended or been considering legislation regarding data protection, data security, breach notification and data transfers/localization. China, in particular, has adopted new requirements for data transfers outside of China. Such laws may affect our business and, should any additional laws be enacted in countries in which we do business, those laws may also affect our business.

Truth in Billing and Consumer Protection

The FCC's Truth in Billing rules require full and fair disclosure of all charges on customer bills for telecommunications services, except for broadband Internet access services. Thus, these rules apply to our satellite-based services. This disclosure must include brief, clear and non-misleading plain language descriptions of the services provided. States also have the right to regulate wireless carriers' billing; however, we are not currently aware of any states that impose billing requirements on ATG services.

CALEA

The Communications Assistance for Law Enforcement Act, ("CALEA"), requires covered service providers to build certain law enforcement surveillance assistance capabilities into their communications networks or equipment and to maintain CALEA-related system security policies and procedures. Where applicable, we have implemented such policies and procedures and, based upon our periodic self-assessments, we believe that our network is compliant with CALEA.

FCC Reimbursement Program

In July 2022, the Company was notified that it was approved for participation in the FCC Reimbursement Program, designed to reimburse providers of advanced communications services for reasonable costs incurred in the required removal, replacement, and disposal of covered communications equipment or services, that have been deemed to pose a national security risk, from their networks. Pursuant to the FCC Reimbursement Program, the FCC approved up to approximately $334 million in reimbursements to the Company to cover documented and approved costs to (i) remove and securely destroy all ZTE communications equipment and services in the Company's terrestrial U.S. networks and replace such equipment and (ii) remove and replace certain equipment installed on aircraft operated by the Company's ATG customers that is not compatible with the terrestrial equipment that will replace ZTE equipment. Due to a shortfall in the amount appropriated by Congress to fund the FCC Reimbursement Program, approximately $132 million of the approved amount is currently allocated to the Company under the program. If Congress appropriates additional funds for this purpose, the allocations of the Company and other approved applicants will be increased *pro rata*. Program participants are subject to a number of conditions and requirements under the FCC's rules. The Company complied with the requirement to submit a reimbursement request prior to July 15, 2023 and received its first disbursement of funds on July 21, 2023, starting a one-year deadline to complete the removal, replacement and disposal of covered equipment, by July 21, 2024. The rules permit participants to petition the FCC for one or more six-month extensions of the completion deadline. Due to a number of factors, including supply chain disruptions, the current insufficiency of FCC funding and the operational and logistical complexity of replacing airborne equipment, the Company does not expect to complete the project by the July 21, 2024 deadline, and intends to seek multiple extensions. As of December 31, 2023, the Company has filed a total of $1.7 million in claims and received $1.7 million in reimbursements.

Intellectual Property

We rely on a combination of intellectual property rights, including trade secrets, patents, copyrights, trademarks and domain names, as well as contractual restrictions to protect intellectual property and proprietary technology owned or used by us.

We have patented certain of our technologies in the United States and certain countries outside of the United States. As of February 23, 2024, we held U.S. patents expiring on dates ranging from June 2025 to February 2043 and foreign patents expiring on dates ranging from November 2024 to October 2040. We do not believe that our business is dependent to any material extent on any single patent or group of patents that we own. We also have a number of patent applications pending both in and outside of the United States and we will continue to seek patent protection in the United States and certain other countries to the extent we believe such protection is appropriate and cost-effective.

We consider our brands to be important to the success of our business and our competitive position. We rely on both trademark registrations and common law protection for trademarks. Our registered trademarks in the United States and certain other countries include, among others, "Gogo," "Gogo 5G," "Gogo Galileo," "Gogo Biz" and "Gogo Vision," although we have not yet obtained registrations for our most important marks in all markets in which we currently do business or intend to do business in the future. Generally, the protection afforded for trademarks is perpetual, if they are renewed on a timely basis, if registered, and continue to be used properly as trademarks.

We license or purchase from third parties technology, software and hardware that are critical to providing our products and services. Much of this technology, software and hardware is customized for our use and would be difficult or time-consuming to obtain from alternative vendors. We also license our proprietary technology and software to third parties to enable them to integrate such technology and software into the products they provide to us. Many of our agreements with such third parties are renewable for indefinite periods of time unless either party chooses to terminate, although some of our agreements expire after fixed periods and require renegotiation prior to expiration in order to extend the term. Among the most material of our technology-related agreements are those for modems, base stations and antennas. Our agreements for modems, base stations and antennas do not renew automatically and thus require periodic renegotiation. Such agreements, as well as certain licenses to commercially available software, are material to our business.

Under the terms of the sale of our commercial aviation ("CA") business to Intelsat, we retained ownership of the entire patent portfolio held by Gogo Inc. and its affiliates, including patents developed and obtained in connection with our former CA business. We have granted Intelsat a worldwide, perpetual, non-exclusive license to our patent portfolio for use in the commercial aviation and satellite mobility businesses (each as defined in the license agreement).

We have developed certain ideas, processes, and methods that contribute to our success and competitive position that we consider to be trade secrets. We protect our trade secrets by keeping them confidential through the use of internal and external controls, including contractual protections with employees, contractors, customers and vendors. Trade secrets can be protected for an indefinite period so long as their secrecy is maintained.

Human Capital

We believe that our success is the product of an integrated approach to talent management that touches every part of our business. Rather than focusing on individual processes, we manage our employee ecosystem holistically by encouraging behaviors, conversations, relationships and activities that represent best practices for a high performing culture. We are committed to fostering a highly engaged workforce and in turn driving satisfaction among partners and customers through initiatives that include the following:

- Compensation: Our compensation program is designed to attract, retain and reward the best performers. In addition to carefully calibrated salaries and bonuses, which are reviewed annually, our employees benefit from a generous benefit package, including employee stock purchase and 401(k) programs. Additionally, in 2023 and 2022, all of our employees were eligible for equity awards through our annual equity program as part of their compensation. We also grant additional equity awards on an annual basis to employees identified as high performers.

- Training & Development: The continued development of our people is critical to our success. New hires participate in an onboarding and orientation program, which is intended to build knowledge and understanding of our business. We also invest in various professional development and leadership training initiatives and conduct periodic forums relevant to our business that provide unique learning and networking opportunities across all business functions.

- Recognition: Our employees' success is celebrated. Our recognition programs include service awards, peer-to-peer recognition awards (called Gogo Props), spot bonuses for significant contributions above and beyond daily work efforts and special equity awards for high performers nominated by their managers. We believe these programs promote a positive employee experience that champions performance while creating a sense of community.

- Talent Review: We employ a comprehensive talent review program to assess the performance and capabilities of each individual. Annually, we set company-wide priorities that serve as the basis upon which clear individual objectives are set across the entire workforce. Feedback is provided regularly and our annual talent review process identifies and supports high performers in the form of additional development opportunities so that each employee has the opportunity to reach their full potential. By investing in our people and taking the opportunity to promote from within when appropriate, we believe we are best able to reinforce our core values and achieve our strategic objectives.

- Culture and Engagement: We conduct annual employee engagement surveys to solicit feedback and help guide planning on all people-related efforts and initiatives that not only support our team members but propel our business forward. We have had strong participation in our engagement surveys and are proud that our results benchmark us as a high performing company. Our employees have the opportunity to learn more about our business strategy and ask questions of our leadership team during Town Hall meetings we host quarterly.

- Diversity, Equity & Inclusion (DEI): Gogo seeks to create an environment where each individual's uniqueness is respected and which allows for a sense of inclusion and belonging. We have formed a Diversity Council consisting of a diverse, cross-functional group of employees who provide input to our DEI initiatives. In addition to the Diversity Council, we have a Vice President, Diversity, Equity and Inclusion, who dedicates time and effort toward evolving and driving our DEI strategy and associated initiatives. We have also established employee resource groups led by employees with diverse backgrounds, experiences or characteristics who share a common interest in professional development and improving corporate culture. Other key initiatives include building awareness of unconscious bias and investing in and seeking to expand our engagement with diverse students at targeted colleges and universities. We also publish an annual Diversity and Inclusion Report that includes a summary of our various DEI initiatives, together with data highlighting certain DEI metrics relative to our employee population. A copy of the annual Diversity and Inclusion Report can be found on our website under the heading "Diversity." The contents of our Diversity and Inclusion Report are not intended to be incorporated by reference into this Annual Report on Form 10-K.

  As of December 31, 2023, women and employees identifying with minority races made up approximately 28.2% and 31.7%, respectively, of our workforce. Of the five members on our Executive Leadership Team, three are women and two are minorities. Gogo promotes inclusiveness for all, and we value diversity in our recruiting efforts.

The efforts outlined above are supported by our dedicated human resources team and led by our Executive Vice President, Chief People Experience Officer, who is responsible for developing and executing our human capital strategy and regularly updates our Board of Directors and senior management on the operation and status of our human capital activities.

As of December 31, 2023, we had 457 employees. No employee is a member of a labor union.

Corporate Information

Gogo Inc. is a holding company that does business through its subsidiaries. Our principal operating subsidiary is Gogo Business Aviation LLC, which is a direct, wholly owned subsidiary of Gogo Intermediate Holdings LLC.

Our principal executive offices are located at 105 Edgeview Dr., Suite 300, Broomfield, CO 80021. Our telephone number is (303) 301-3271. Our website addresses are www.gogoair.com and www.business.gogoair.com.

Available Information

Our websites are located at www.gogoair.com and www.business.gogoair.com, and our investor relations website is located at http://ir.gogoair.com. Our Proxy Statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available free of charge on the investor relations website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We also provide a link to the section of the SEC's website at www.sec.gov that has all of our public filings, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, all amendments to those reports, our Proxy Statements, and other ownership related filings.

We webcast our earnings calls and certain events we participate in or host with members of the investment community on our investor relations website. Additionally, we provide notifications of news or announcements regarding our financial performance, including SEC filings, investor events, press and earnings releases, and blogs as part of our investor relations website. Investors and others can receive notifications of new information posted on our investor relations website in real-time by signing up for email alerts and RSS feeds. Further corporate governance information, including our certificate of incorporation, bylaws, corporate governance guidelines, board committee charters, and code of business conduct, is also available on our investor relations website under the heading "Corporate Governance." The contents of our websites are not intended to be incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Item 1A. Risk Factors

You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this Annual Report on Form 10-K, including our consolidated financial statements and related notes. The risks described below are not the only ones facing us. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition and results of operations. This Annual Report on Form 10-K also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Risks Related to Our Business

We may be unable to continue to generate revenue from the provision of our connectivity services, which could materially and adversely affect our business and profitability.

Our business is dependent on our ability to continuously attract and retain users of our connectivity and other service offerings, and we cannot be certain that we will be successful in these efforts or that customer retention levels will not materially decline. For the fiscal years ended December 31, 2023, 2022 and 2021, the Gogo service we provided on business aircraft (which excludes service provided on commercial aircraft under an ATG network sharing agreement with Intelsat) generated approximately 78%, 71% and 75% of our revenue from continuing operations, respectively. A significant portion of such service revenue is generated through individual subscription agreements with our customers that cover a single or small number of aircraft, with the remainder generated through subscription agreements with certain fractional or charter operators covering larger fleets of aircraft. These agreements are generally no more than one-year in duration. As such, we have no assurance that any of such customers will renew their existing agreements with us upon expiration on comparable terms or at all, including as a result of a lack of demand or dissatisfaction with our services or the availability of superior or less expensive alternatives in the market. In addition, our subscription agreements are generally terminable at will by our customers and, if terminated, we may not be able to collect amounts we would have otherwise expected to receive during the full term of the agreement. To the extent that our subscribers terminate or fail to renew their contracts with us for any reason, our business prospects, financial condition and results of operations may be materially adversely affected.

We have in the past, and may in the future, experience periods of reduced usage of our services by our customers or allow customers to suspend their accounts, which could adversely impact our results of operations and profitability.

We are reliant on our key OEMs and dealers for equipment sales.

Revenue from equipment sales accounted for approximately 20%, 27% and 23% of our revenue from continuing operations for the fiscal years ended December 31, 2023, 2022 and 2021, respectively. More than 90% of our equipment revenue in each such fiscal year was generated from contracts with OEMs and after-market dealers. Almost all of our contracts with OEMs and dealers are terminable at will by either party on short notice. If one or more key OEMs or dealers terminates its relationship with us for any reason or our contract expires and is not renewed, our business and results of operations may be materially and adversely affected. In addition, pursuant to many of our contracts with our OEM distribution partners, we have agreed to deliver equipment and/or services, including equipment and services not yet in production, for a fixed price and, accordingly, take the risk of any cost overruns or delays in the completion of the design and manufacturing of the product. Certain of our contracts with our OEMs also include provisions that, under specified circumstances, entitle them to the benefit of certain more favorable provisions than included in other equipment contracts, including with respect to pricing. These provisions, some of which have retroactive effect, may limit the benefits we realize from contracts containing such provisions. Our inability to identify and offer improved terms to a distribution partner or customer in accordance with such a provision could negatively affect our relationship with that distribution partner or customer or give rise to a claim that we are in breach of such contract.

Many of our distribution partners have also not committed to purchase any minimum quantity of our equipment. In certain cases, we must anticipate the future volume of orders based upon non-binding production schedules provided by OEMs, historical purchasing patterns and informal discussions with customers and dealers as to their anticipated future requirements. Cancellations, reductions or delays by OEMs and dealers may have a material adverse effect on our business, financial condition and results of operations.

Some of our dealers are experiencing continuing issues with labor shortages, which has impacted their ability to install our equipment, leading to a longer period of time between shipment and activation of our equipment. If our dealers are unable to eliminate or mitigate these labor shortages, our business, financial condition and results of operations may be materially adversely affected.

Our distribution partners may be materially adversely impacted by economic downturns and market disruptions. See "—*Adverse economic conditions, including economic slowdowns, may have a material adverse effect on our business*." In anticipation of changing economic conditions, OEMs in particular may be more conservative in their production, which may reduce our market opportunities. Further, unfavorable market conditions could cause one or more of our OEMs or dealers to file for bankruptcy, which may have a material adverse effect on our business, financial condition and results of operations.

Competition could result in price reduction, reduced revenue and loss of market position and could harm our results of operations.

Our equipment and services are sold in competitive markets. Some of our current or potential future competitors are, or could potentially be, larger, more diversified corporations and have greater financial, marketing, production and research and development resources. As a result, they may be better able to withstand pricing pressures and the effects of periodic economic downturns. Some of our current or future competitors may offer a broader product line or broader geographic coverage to customers. Our business and results of operations may be materially adversely affected if our competitors:

- develop equipment or services that are superior to our equipment and services;

- develop equipment or services that are priced more competitively than our equipment and services;

- develop methods of more efficiently and effectively providing equipment and services; or

- adapt more quickly than we do to new technologies or evolving customer requirements.

We believe that the principal points of competition in our business are technological capabilities, geographic coverage, price, customer service, product development, conformity to customer specifications, compliance with regulatory certification requirements, quality of support after the sale and timeliness of delivery and installation. Maintaining and improving our competitive position will require continued investment in technology, manufacturing, engineering, quality standards, marketing and customer service and support. If we do not maintain sufficient resources to make these investments or are not successful in maintaining our competitive position, our operations and financial performance will suffer. We may not have the financial resources, technical expertise or support capabilities to continue to compete successfully. In late 2022, SmartSky Networks announced that its ATG network in the continental United States, originally targeted for launch in 2016, was "live nationwide." This is the first time that we have faced competition from a nationwide ATG network, and should such competitor be successful in entering our market, other competitors could be prompted to enter this business using the same or other ATG spectrum. Another in-flight connectivity provider has launched service on commercial aircraft in Europe using a hybrid ATG/satellite network.

While we plan to launch our LEO-satellite based Gogo Galileo service in the fourth quarter of 2024, we do not currently offer satellite-based broadband service and could face competition from owners of LEO and other new non-GEO satellite constellations should they decide to enter our market. Starlink, a division of Space Exploration Technologies Corp. that operates a LEO satellite network, has been awarded an ESIM (Earth Stations in Motion) license by the FCC that would cover aircraft and other moving vehicles. In October 2022, Starlink announced that it is taking orders for its planned global in-flight connectivity service, and equipment installations began in 2023. A failure to successfully anticipate and respond to Starlink and other established and new competitors may have a material adverse impact on our business and results of operations.

Any failure to deliver and maintain high-quality customer support may adversely affect our relationships with our customers and prospective customers and could adversely affect our reputation, business, results of operations and financial condition.

Many of our customers depend on our customer support team to assist them in deploying or using our services effectively, to help them resolve post-deployment issues quickly and to provide ongoing support. If we do not devote sufficient resources or are otherwise unsuccessful in assisting our customers effectively, it could adversely affect our ability to retain existing customers and could prevent prospective customers from adopting our services. We may be unable to respond quickly enough to accommodate short-term increases in demand for customer support. We also may be unable to modify the nature, scope and delivery of our customer support to compete with changes in the support services provided by our competitors. Increased demand for customer support, without corresponding revenue, could increase costs and adversely affect our business, results of operations and financial condition. Our sales are highly dependent on our business reputation and on positive recommendations from existing customers. Any failure to deliver and maintain high-quality customer support, or a market perception that we do not maintain high-quality customer support, could adversely affect our reputation, business, results of operations and financial condition.

We depend upon third parties, many of which are single-source providers, to manufacture equipment components, provide services for our network and install and maintain our equipment.

We rely on third-party suppliers for equipment components and services that we use to provide our services. Our suppliers range in size and scale from large to small and may have differing levels of access to capital and going concern profiles. Many suppliers of critical components of our equipment are single-source providers. Components for which we rely on single-source suppliers include, among others, the antennas and modems for all systems, the equipment used at our ATG cell site base stations and the ESA for our Gogo Galileo network. We plan to launch Gogo Galileo using Eutelsat OneWeb as our sole LEO satellite network provider. If we are required for any reason (including expiration of the contract, termination by one party for material breach or other termination events) to find one or more alternative suppliers, we estimate that the replacement process could take up to two years depending upon the component or service, and we may not be able to contract with such alternative suppliers on a timely basis, on commercially reasonable terms, or at all. Finding and contracting with suppliers of some components may be delayed or made more difficult by current suppliers' ownership of key intellectual property that requires alternative suppliers to either obtain rights to such intellectual property or develop new designs that do not infringe on such intellectual property. In addition, many of our components, such as the equipment used in our base stations, are highly integrated with other system components, which may further lengthen the time required for an alternative supplier to deliver a component or service that meets our system requirements. We also rely on third parties to provide the links between our data centers and our ground network. If we are not able to continue to engage suppliers with the capabilities or capacities required by our business, or if such suppliers fail to deliver quality products, parts, equipment and services in sufficient quantities or on a timely basis consistent with our inventory needs and production schedule, our business, financial condition and results of operations may be materially adversely affected.

The supply of third-party components and services could be interrupted or halted by a termination of our relationships, a failure of quality control or other operational problems at such suppliers or a significant decline in their financial condition. If we are not able to continue to engage suppliers with the capabilities or capacities required by our business, or if such suppliers fail to deliver quality products, parts, equipment and services on a timely basis consistent with our schedule, our business, financial condition and results of operations may be materially adversely affected.

Global supply chain challenges and logistics issues as well as increasing inflation have had, and may continue to have, an adverse effect on our business, financial condition and results of operations.

Inflation, changes in trade policies, the imposition of duties and tariffs, potential retaliatory countermeasures, public health crises and geopolitical conflicts continue to adversely impact the availability and price of electronic components. As a result, we have experienced longer lead times and encountered delays in obtaining electronic components, and we expect longer lead times and delays to continue. For instance, the ongoing war between Israel and Hamas and the larger Middle East conflict that began in late 2023 has negatively impacted our supply chain. Certain of our key suppliers have employees who were called to serve in the war, and certain of our OEMs have experienced delivery delays due to disruptions to shipping from terrorist attacks on vessels in the Red Sea. While we believe that we have adequate inventory or will be able to acquire sufficient electronic components to meet customer demand as currently forecasted, increases in demand combined with a continued shortage of electronic components from the various macroeconomic factors described above could cause product delays or shortages. We have prepaid the suppliers of certain components to help ensure adequate supply and expect to continue to do so, and we may face price increases for certain components due to the shortages. In addition, global logistics issues such as shipping logjams, workforce shortages and carrier capacity constraints, continue to negatively affect our ability to obtain electronic and other components on a timely basis. Challenges stemming from these global supply chain issues could lead our suppliers and OEMs to claim that they are not obligated to perform their commitments to us due to force majeure provisions in such agreements. We cannot predict how long the component shortages or logistics issues will continue, and a prolonged impact on our supply chain could adversely impact our business in a material way.

When we expand our business outside the United States with Gogo Galileo, we will be exposed to a variety of risks associated with international operations that could adversely affect our business.

Although our operations and business are currently predominately located in the United States, a component of our growth strategy involves the launch and expansion of our Gogo Galileo operations and customer base internationally. As we expand internationally, we expect that we would be subject to additional risks related to conducting operations outside the United States, including, but not limited to:

- difficulties in penetrating new markets due to established and entrenched competitors;

- difficulties in developing products and services that are tailored to the needs of local customers;

- the need to adapt and localize our products and services for specific countries;

- lack of local acceptance or knowledge of our products and services;

- changes in a specific country's or region's political or economic conditions;

- difficulties in obtaining required regulatory or other governmental approvals;

- greater difficulty in enforcing contracts and managing collections in countries where our recourse may be more limited, as well as longer collection periods;

- multiple and possibly overlapping tax structures;

- unexpected changes in laws and regulatory requirements, including with respect to taxes and trade laws;

- more stringent regulations relating to communications; privacy and data security and the unauthorized use of, or access to, commercial and personal data; and aerospace and liability standards;

- challenges inherent in efficiently managing employees over large geographic distances, including compliance with differing labor laws and the need to implement appropriate systems, policies and hiring, benefits and compliance programs;

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- difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems and regulatory systems;

- increased costs associated with international operations, including travel, real estate, infrastructure and legal compliance costs;

- currency exchange rate fluctuations and the resulting effect on our revenue and expenses and the cost and risk of entering into hedging transactions if we chose to do so in the future;

- the effect of other economic factors, including inflation, pricing and currency devaluation;

- limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;

- laws and business practices favoring local competitors or general preferences for local vendors;

- operating in new, developing or other markets in which there are significant uncertainties regarding the interpretation, application and enforceability of laws and regulations, including relating to contract and intellectual property rights;

- limited or insufficient intellectual property protection or difficulties enforcing our intellectual property;

- political instability, social unrest, terrorist activities, acts of civil or international hostility, such as the ongoing conflict between Russia and Ukraine, natural disasters and regional or global outbreaks of contagious diseases;

- restrictions on the ability of U.S. companies to do business in foreign countries; and

- exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), the U.K. Bribery Act (the "Bribery Act") and similar laws and regulations in other jurisdictions.

These and other factors could affect our ability to compete successfully and expand internationally and, consequently, our business, financial condition and results of operations may be materially adversely affected.

As we expand geographically and otherwise, we may experience difficulties in maintaining our corporate culture, and our business, results of operations and financial condition could be adversely affected.

We believe that our corporate culture has been a critical component of our success, and have invested substantial time and resources in building this culture. As we further expand our business and grow internationally, we may find it difficult to maintain our corporate culture. Any failure to manage organizational changes in a manner that preserves the key aspects of our culture could be detrimental to our future success, including by limiting our ability to recruit and retain personnel and to effectively pursue our corporate objectives. For example, we are dedicated to creating and maintaining a diverse and inclusive culture and to having every employee feel like they have a home at our company, and our expansion may hinder these efforts. This, in turn, could adversely affect our business, results of operations and financial condition.

In addition, expansion could lead to our organizational structure becoming more complex, and could strain our ability to maintain reliable service levels for our customers. If we fail to achieve the necessary level of efficiency in our organization as we grow, then our business, results of operations and financial condition could be adversely affected. See "—*When we expand our business outside the United States with Gogo Galileo, we will be exposed to a variety of risks associated with international operations that could adversely affect our business.*"

We may fail to recruit, train and retain the highly skilled employees that are necessary to remain competitive and execute our growth strategy. The loss of one or more of our key personnel could harm our business.

Competition for key technical personnel in high-technology industries such as ours is intense. We believe that our future success depends in large part on our continued ability to hire, train, retain and leverage the skills of qualified engineers and other highly skilled personnel needed to maintain and grow our ATG networks and related technology and develop and successfully deploy Gogo 5G, Gogo Galileo and other elements of our technology roadmap and new wireless telecommunications products and technology. We may not be as successful as our competitors at recruiting, training, retaining and utilizing these highly skilled personnel. Any failure to recruit, train and retain highly skilled employees may have a material adverse effect on our business.

We depend on the continued service and performance of our key personnel, including Oakleigh Thorne, our CEO. Such individuals have acquired specialized knowledge and skills with respect to Gogo and its operations. As a result, if any of our key personnel were to leave Gogo, we could face substantial difficulty in hiring qualified successors and could experience a loss of productivity while any such successor obtains the necessary training and expertise. We do not maintain key man insurance on any of our officers or key employees. In addition, much of our key technology and systems is custom-made for our business by our personnel. The loss of key personnel, including key members of our management team, could disrupt our operations and may have a material adverse effect on our business.

Pandemics or other outbreaks of contagious diseases and the measures implemented to combat them have had, and may continue to have, a material adverse effect on our business.

We face various risks related to public health issues, including epidemics, pandemics and other outbreak of infectious disease. Pandemics and other outbreaks of contagious diseases could result in significant business and operational disruptions, including business closures, supply chain disruptions, travel restrictions, stay-at-home orders and limitations on the availability of workforces.

Whether and to what extent future pandemics and other outbreaks of contagious diseases may impact our financial and operational performance will depend on developments that include the duration, spread and severity of the outbreak, the timetable for administering and efficacy of vaccines, the duration and geographic scope of related travel advisories and restrictions and the extent of the impact of the pandemic or outbreak on overall demand for commercial and business aviation travel, and other factors beyond our control, all of which are highly uncertain and cannot be predicted.

In addition to directly impacting demand for air travel, future pandemics and other outbreaks of contagious diseases and any resultant restrictions may have a material and adverse impact on other aspects of our business, including:

- delays and difficulties in completing installations on certain aircraft; and

- limitations on our ability to market and grow our business and to promote technological innovation.

In addition, pandemics and other outbreaks of contagious diseases may also exacerbate other risks disclosed in this Annual Report on Form 10-K. See, for example, "—*Global supply chain challenges and logistics issues as well as increasing inflation have had, and may continue to have, an adverse effect on our business, financial condition and results of operations.*"

Adverse economic conditions, including economic slowdowns, may have a material adverse effect on our business.

We cannot predict the nature, extent, timing or likelihood of any economic slowdown or the strength or sustainability of any economic recovery, worldwide, in the United States or in the aviation industry. Negative conditions in the general economy both in the United States and globally, including conditions resulting from changes in gross domestic product growth, declines in consumer confidence, labor shortages, inflationary pressures, rising interest rates, and financial and credit market fluctuations could cause a decrease in business investments, including spending on air travel and otherwise, and could materially and adversely affect the growth of our business. In particular, although inflation in the United States has been relatively low in recent years, the U.S. economy has recently experienced a significant inflationary effect from, among other things, supply chain disruptions and governmental stimulus or fiscal policies adopted in response to the COVID-19 pandemic and the war in Ukraine. While we cannot predict any future trends in the rate of inflation, there is currently significant uncertainty in the near-term economic outlook. Continued inflation would further raise our costs for labor, materials and services, which could negatively impact our profitability and cash flows. Additionally, we may be unable to raise our prices for our equipment and services in amounts equal to the rate of inflation, which may negatively impact our operating results and business.

In addition, geopolitical risks, including those arising from political turmoil, trade tension and/or the imposition of trade tariffs, terrorist activity and acts of civil or international hostility, are increasing. For instance, the ongoing military conflict between Russia and Ukraine has had negative impacts on the global economy, including by contributing to rapidly rising costs of living (driven largely by higher energy prices) in Europe and created uncertainty in the global capital markets and is expected to have further global economic consequences, including disruptions of energy markets. Further, other events outside of our control, including natural disasters, climate change-related events and regional or global outbreaks of contagious diseases may arise from time to time and be accompanied by governmental actions that may increase international tension. Any such events and responses, including regulatory developments, may cause significant volatility and declines in the global markets, disproportionate impacts to certain industries or sectors, disruptions to commerce (including to economic activity, travel and supply chains), loss of life and property damage, and may materially and adversely affect the global economy or capital markets, as well as our business and results of operations. If conditions of the general economy or markets in which we operate worsen from present levels, it could lead to a decrease in air travel, cause owners and operators of business aircraft to cut costs by reducing their purchases or use of private aircraft or their use of in-flight connectivity on such aircraft or reduce the number of airline passengers on commercial aircraft to which we supply ATG network access. Should an economic slowdown occur in the U.S. or globally, our business and results of operations may be materially adversely affected.

We may not be able to fully utilize portions of our deferred tax assets, which would negatively impact our earnings and other comprehensive income.

For the year ended December 31, 2023, our determination that we are more likely than not to realize a portion of our deferred tax assets resulted in a release of approximately $72.8 million of our valuation allowance. As discussed in more detail in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Deferred Income Taxes - Valuation Allowance," our determination that we are more likely than not to realize a portion of our deferred tax assets represents our best estimate and considers both positive and negative factors. We considered positive factors including our recent history of pre-tax income, the sale of our CA business, the reduction in interest expense resulting from the Refinancing and the settlement of the 2022 Convertible Notes, and our projected future pre-tax income. The negative factors included no carryback potential due to historical pre-tax losses, not enough current taxable temporary differences to utilize the existing deferred tax assets and no available significant, prudent and feasible tax planning strategies. It is possible that there will be changes in our business, our performance, our industry or otherwise that cause actual results to differ materially from this estimate. If those changes result in significant and sustained reductions in our pre-tax income or utilization of existing tax carryforwards in future periods, additional valuation allowances may have to be recorded, which could have a material adverse impact on earnings and/or other comprehensive income.

Increased attention to climate change, ESG matters and conservation measures may adversely impact our business.

Concern over climate change, including the impact of global warming, has led to significant U.S. and international legislative and regulatory efforts to limit greenhouse gas ("GHG") emissions. See *"—Risks Related to Litigation and Regulation—We may be affected by global climate change or by legal and regulatory responses to such change."* Increased awareness and any adverse publicity in the global marketplace about the GHGs emitted by companies in the airline and transportation industries could harm our reputation and reduce customer demand for our services. Environmental activists and organizations have recently promoted the idea of "flight shaming," or advocating that consumers reduce their use of private jets and commercial air travel in favor of more environmentally sustainable modes of transportation such as boats, trains and buses. To the extent that our customers reduce their use of air travel in response to new environmental regulation or changes in public perception about the impact of air travel on climate change, our customers may reduce their usage of our services and, as a result, our business prospects, financial condition and results of operations may be materially adversely affected.

In addition, other stakeholders, including shareholders, customers, employees, regulators and suppliers, have also been focused on ESG matters. Companies that do not adapt to or comply with investor or other stakeholder expectations and standards, which are evolving, or that are perceived to have not responded appropriately to the growing concern regarding ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and other adverse consequences.

We may be unsuccessful at evaluating or pursuing strategic opportunities, which could adversely affect our revenue, financial condition and results of operation.

Our Board and management continuously assess whether shareholder value would be increased by engaging in strategic and/or financial relationships, transactions or other opportunities, including those that are suggested to us by third parties. There can be no assurance that we will pursue any strategic or financial relationship, transaction or other opportunity, the outcome of which is inherently uncertain. Further, the process of evaluating and pursuing any such relationship, transaction or other opportunity will involve the dedication of significant resources and the incurrence of significant costs and expenses. If we are unable to mitigate these or other potential risks relating to assessing and undertaking strategic opportunities, it may disrupt our business or adversely impact our revenue, financial condition and results of operation.

Risks Related to Our Technology and Intellectual Property

We are currently delayed in deploying Gogo 5G, and may be unsuccessful or delayed in developing and deploying this or other next generation technologies.

We are currently developing a next generation ATG network using 5G technology, unlicensed spectrum, and licensed spectrum. Gogo 5G will be capable of working with different spectrum and supporting different next generation technologies. As previously disclosed, we are delayed in our commercial, nationwide launch of Gogo 5G due to a design error in a non-5G component of our chip, which was designed by a third-party subcontractor of our 5G solution provider. We expect the launch of Gogo 5G to occur in the fourth quarter of 2024.

There can be no assurance that, during the current delay of our 5G launch, our customers will not seek alternative technologies of competitors. The launch of 5G is also expected to coincide in time with the launch of our Gogo Galileo service, which could impede our marketing and sales efforts with respect to either offering, due to possible customer confusion among the offerings or lack of sufficient customer focus on either one during launch. Additionally, while we expect to launch Gogo 5G in the fourth quarter of 2024, we cannot assure you that the 5G launch or our launch of other next generation technologies will in fact occur in sufficient time to meet growing user expectations regarding the in-flight connectivity experience and to effectively compete in the business aviation market. The current delay and any future delays could also decrease customer confidence, including from current or prospective customers, in our offerings, and negatively impact our financial position. For example, as previously disclosed, the delay in our Gogo 5G launch has impacted year-end revenues in 2023 and is anticipated to negatively impact year-end revenues in 2024, while also deferring certain operating and capital expense from 2023 into 2024.

If Gogo 5G or any other next generation technology fails to perform as expected, our ability to meet users' expectations regarding our systems' performance and to effectively compete in our market may be impaired and our business, financial condition and results of operations may be materially adversely affected. Factors heightening the risk of future delays in our 5G network or other next generation technologies, or a failure of such technologies to perform once commercialized, include: (i) our failure to design and develop a technology that provides the features and performance we require; (ii) integrating the solution with our existing ATG network; (iii) the availability of adequate spectrum; (iv) the failure of spectrum to perform as expected; (v) the failure of equipment and software to perform as expected; (vi) problems arising in the manufacturing process; (vii) our ability to negotiate contracts with suppliers on acceptable commercial and other terms; (viii) our reliance on single-source suppliers and their ability to continue as a going concern with adequate access to capital for the development and manufacturing of the core elements of the network and on other suppliers to provide certain components and services; and (ix) delays in obtaining or failures to obtain the required regulatory approvals for installation and operation of such equipment and the provision of service to passengers.

We may be unsuccessful or delayed in developing and deploying our Gogo Galileo service.

In May 2022, we announced our plans to launch Gogo Galileo using an ESA designed with Hughes and utilized on a LEO satellite network operated by Eutelsat OneWeb. There can be no assurance that we will launch Gogo Galileo in sufficient time to effectively compete in the global business aviation market, if at all, due to, among other things, risks associated with: (i) the failure of our equipment and software to perform as expected; (ii) the failure of the Eutelsat OneWeb network to perform as expected; (iii) difficulties in integrating our hardware and software with the Eutelsat OneWeb network; (iv) problems arising in the manufacturing process; (v) our inability to negotiate contracts with suppliers on acceptable commercial and other terms; (vi) our reliance on single-source suppliers for the development and manufacturing of the antenna and access to a LEO network; and (vii) delays in obtaining or failures to obtain the required regulatory approvals for installation and operation of such equipment and the provision of service to passengers. If Gogo Galileo fails to perform as expected or its commercial availability is significantly delayed as compared to the timelines we establish, our ability to meet customers' or end users' expectations regarding our systems' performance and to effectively compete in our market may be impaired and our business, financial condition and results of operations may be materially adversely affected. See "*Risks Related to Our Business—Competition could result in price reduction, reduced revenue and loss of market position and could harm our results of operations.*" Furthermore, under our agreement with Hughes we have committed to purchase, over a seven-year period, half duplex and full duplex antennas with an aggregate purchase price of approximately $170 million and $102 million, respectively, and we may make additional financial commitments in connection with Gogo Galileo. If we are not successful in launching Gogo Galileo, we may nonetheless, depending on the circumstances, be required to honor these commitments.

Our business is dependent on the availability of spectrum.

In June 2006, we purchased at FCC auction an exclusive ten-year, 3 MHz license for ATG spectrum, and in April 2013, as part of our acquisition of LiveTV Airfone, LLC, we acquired an additional 1 MHz ATG spectrum license. In 2017, our applications to renew our licenses were granted for additional ten-year terms without further payment. Any breach of the terms of our FCC licenses, FCC waiver conditions or FCC regulations, including foreign ownership restrictions, permitted uses of the spectrum and compliance with FAA regulations could result in the revocation, suspension, cancellation or reduction in the term of our licenses or a refusal by the FCC to renew the licenses upon expiration. Further, in connection with an application to renew our licenses upon expiration, a competitor could file a petition opposing such renewal on anti-competitive or other grounds. On August 3, 2017, the FCC released an order that, among other things, revised the wireless license renewal rules. As a result of this order, which applies to the industry generally, all licensees will need to make a showing (or certification) at renewal to demonstrate that the licensee provided and continues to provide service to the public. Because the 1 MHz ATG license has no specific construction or substantial service requirement, it is currently not clear what level and length of service the FCC will find adequate when considering the next renewal of the 1 MHz ATG license in 2026. While we do not currently rely upon this license for our ATG network, changes in technology may enable its use in our network in the future. An ambiguous renewal requirement could impair our flexibility to use or otherwise realize the value of such spectrum beyond 2026.

Our ability to offer in-flight broadband connectivity through our ATG service currently depends on our ability to maintain rights to use the 3 MHz ATG spectrum in the U.S., and our failure to do so may have a material adverse effect on our business, financial condition and results of operations. In addition, our ability to meet increasing performance demands and expand our service offerings in the United States will depend in part upon our ability to successfully roll-out our plans to employ unlicensed spectrum in the 2.4 GHz band for concurrent use with the licensed 3 MHz spectrum to launch Gogo 5G, and may require that we obtain additional licensed or unlicensed spectrum suitable for our use. Such spectrum may not be available to us on commercially reasonable terms or at all. Our failure to obtain adequate spectrum could have a material adverse effect on our business, financial condition and results of operations.

Additional ATG spectrum, whether licensed or unlicensed, is or may become available in the future.

While we have exclusive rights to the only broadband spectrum licensed by the FCC for ATG use, the FCC may in the future decide to auction additional spectrum for ATG use that is not currently designated for that purpose, or a competitor could develop technology or a business plan that allows it to cost effectively use spectrum not specifically reserved for ATG, but on which ATG use is not prohibited, to provide broadband connectivity.

The availability of additional spectrum in the marketplace that is available for ATG use may increase the possibility that we may face competition from one or more other ATG service providers in the future. For example, a competitor announced in 2022 that its

ATG network in the continental U.S. is available on a nationwide basis. Such network uses the same unlicensed spectrum that we intend to aggregate with our licensed spectrum for use in our Gogo 5G network.

We periodically are and could in the future be adversely affected if we or our third party suppliers or service providers suffer service interruptions or delays, technology failures, damage to equipment or system disruptions or failures arising from, among other things, force majeure events, cyberattacks or other malicious activities.

We rely heavily on communications, information systems (both internal and provided by third parties), and the internet to conduct our business. Our brand, reputation and ability to attract, retain and serve our customers depend upon the reliable performance of our ground network and in-flight systems. We have experienced interruptions in these systems in the past, and we may in the future experience service interruptions, service delays or technology or systems failures, which may be due to factors beyond our control. If we experience frequent system or network failures, our reputation, brand and customer retention could be harmed, and such failures could be material breaches of our customer contracts resulting in termination rights, penalties or claims for damages.

Our operations and services depend upon the extent to which our and our suppliers' equipment is protected against damage or interruption from fire, floods, earthquakes, tornadoes, power loss, solar flares, communication failures, break-ins, acts of war or terrorism and similar events. We and our vendors, like other commercial entities, have been, and will likely continue to be, subject to a variety of forms of cyberattacks with the objective of gaining unauthorized access to our systems and data or disrupting our operations. These include, but are not limited to, cyberattacks, phishing attacks, account takeover attempts, the introduction of computer viruses or malicious code (commonly referred to as "malware"), ransomware or other extortion tactics, denial of service attacks, credential stuffing, and other computer-related penetrations. To date, none of these cyberattacks has, individually or in the aggregate, resulted in a security incident with a material effect on our operations or our financial condition, results of operations, liquidity, or cash flows. However, these cyberattacks could have a material impact in the future. Hardware, software or applications developed by us or received from third parties may contain exploitable vulnerabilities, bugs, or defects in design, maintenance or manufacture or other issues that could compromise information and cybersecurity. The risk of cyberattacks has also increased and will continue to increase in connection with Russia's invasion of Ukraine. In light of the Ukraine war and other geopolitical events and dynamics, including ongoing tensions with North Korea, Iran and other states, state-sponsored parties or their supporters may launch retaliatory cyberattacks, and may attempt to cause supply chain disruptions, or carry out other geopolitically motivated retaliatory actions that may adversely disrupt or degrade our operations and may result in data compromise. These security attacks can originate from a wide variety of sources/malicious actors, including, but not limited to, persons who constitute an insider threat, who are involved with organized crime, or who may be linked to terrorist organizations or hostile foreign governments. Those same parties may also attempt to fraudulently induce employees, customers, or other users of our systems to disclose sensitive information in order to gain access to our data or that of our customers or clients through social engineering, phishing, mobile phone malware, and other methods.

There is no assurance that administrative, physical, and technical controls and other preventive actions taken to reduce the risk of cyberattacks and protect our information technology will prevent physical and electronic break-ins, cyberattacks or other security breaches to such computer systems. In some cases, such physical and electronic break-ins, cyberattacks or other security breaches may not be immediately detected. If we or our vendors fail to prevent, detect, address and mitigate such incidents, this may impede or interrupt our business operations and could adversely affect our business, financial condition and results of operations.

A disaster such as a natural catastrophe, epidemic, pandemic, industrial accident, blackout, ransomware, computer virus, or other type of malware, terrorist attack, cyberattack or war, unanticipated problems with our or our vendors' disaster recovery systems (and the disaster recovery systems of such vendors' suppliers, vendors or subcontractors), could cause our computer systems to be inaccessible to our employees, distributors, vendors or customers or destroy valuable data. In addition, in the event that a significant number of our or our vendors' managers were unavailable following a disaster, our ability to effectively conduct business could be severely compromised. These interruptions also may interfere with our suppliers' ability to provide goods and services and our employees' ability to perform their job responsibilities. In addition, our flexible, hybrid work model, which allows our employees the option to work fully remote, could increase our operational risk, including, but not limited to, cybersecurity risks, and could impair our ability to manage our business. Unanticipated problems with, or failures of, our disaster recovery systems and business continuity plans could have a material impact on our ability to conduct business and on our results of operations and financial condition. The failure of our disaster recovery systems and business continuity plans could adversely impact our profitability and our business.

Regulators' or others' scrutiny of cybersecurity, including new laws or regulations, could increase our compliance costs and operational burdens, especially as regulatory and legislative focus on cybersecurity matters intensifies. Regulators, customers, or others may act against us for any cybersecurity failures. Our continuous technological evaluations and enhancements, including changes designed to update our protective measures, may increase our risk of a breach or gap in our security. We may incur higher costs to comply with laws related to, or regulators' scrutiny of, our use, collection, management, or transfer of data and other privacy practices. There can be no assurance that our continuous evaluation and enhancement of our cybersecurity and information security systems will be effective in preventing or limiting the impact of future cyberattacks.

Assertions by third parties of infringement, misappropriation or other violations by us of their intellectual property rights could result in significant costs and materially adversely affect our business and results of operations.

In recent years, there has been significant litigation involving intellectual property rights in many technology-based industries, including the wireless communications industry. We are currently facing, and may in the future face, claims that we or a supplier have violated patent, trademark or other intellectual property rights of third parties. Many companies, including our competitors, are devoting significant resources to obtaining patents that could potentially cover many aspects of our business. While we have reviewed the patent portfolios of certain competitors and other third parties, we have not exhaustively searched all patents relevant to our technologies and business and therefore it is possible that we may be unknowingly infringing the patents of others. Any infringement, misappropriation or related claims, whether or not meritorious and whether or not they result in litigation, are time-consuming, divert technical and management personnel and are costly to resolve. As a result of any such dispute, we may have to develop non-infringing technology, pay damages, enter into royalty or licensing agreements, cease providing certain products or services, adjust our merchandizing or marketing and advertising activities or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us.

In February 2022, a competitor filed a patent infringement suit against us and also filed a motion for a preliminary injunction, which, if granted, would have prevented us from proceeding with Gogo 5G until the infringement suit is resolved. The District Court denied the competitor's motion for preliminary injunction, and the U.S. Federal Circuit Court of Appeals affirmed the District Court's decision. Adverse results in the underlying infringement suit or other infringement suits could require us to develop non-infringing technology, pay damages, enter into royalty or licensing agreements, cease providing certain products or services, adjust our sales, marketing and advertising activities or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us. Even if we are successful in defending these claims, such litigation may be time-consuming and costly, divert management resources and could adversely affect our business relating to such disputed technology during its pendency.

Pursuant to our contracts with certain customers, we have agreed to indemnify such customers against such claims, and our indemnification obligations generally include defending or paying for the defense of the action and paying any judgments or other costs assessed against the customer in the event of an adverse outcome. In most cases, our contracts do not cap our indemnification obligations. In addition, certain of our suppliers do not indemnify us for third-party infringement or misappropriation claims arising from our use of supplier technology, and we may be liable in the event of such claims. Our inability to meet our indemnification obligations and our customers terminating or failing to renew their contracts may have a material adverse effect on our business and financial condition.

We or our technology suppliers may be unable to continue to innovate and provide products and services that are useful to customers and passengers.

The market for our services is characterized by evolving technology, changes in customer and passenger needs and performance expectations, and frequent new service and product introductions. Our success will depend, in part, on our and our suppliers' ability to continue to enhance existing technology and services or develop new technology and services on a timely and cost-effective basis. If we or our suppliers fail to adapt quickly enough to changing technology, customer requirements and/or regulatory requirements, our business and results of operations may be materially adversely affected. We expect to have to invest significant capital to keep pace with innovation and changing technology, and if the amount of such investment exceeds our plans or the amount of investment permitted under the 2021 Credit Agreement (as defined below), it may have a material adverse effect on our results of operations.

As is common in industries like ours, changing technology may result in obsolescence as we implement new technologies and products and retire old technologies and products. As we encounter such obsolescence, we need to ensure that we have a sufficient supply of parts, products and equipment compatible with our existing technology, as well as access to maintenance, repair and other critical support services, until the transition is completed. Certain suppliers may determine to stop manufacturing and supplying end-of-life parts, products and equipment, or may stop providing related services, prior to completion of our transition. In the event that we are unable to obtain sufficient inventory from existing suppliers we would be required to engage new suppliers who have access to the intellectual property required to manufacture and support components that meet our specifications, and we may be unable to contract with such suppliers on commercially reasonable terms, or at all. We have implemented policies and procedures intended to ensure that we timely anticipate technology and product transitions and have access to sufficient inventory and services, but if such policies prove ineffective and we are unable to continue to engage suppliers with the capabilities or capacities required by our business to effect a transition, or if such suppliers fail to deliver quality products, parts, equipment and services in sufficient quantities or on a timely basis consistent with our schedule, our business, financial condition and results of operations may be materially adversely affected. In addition, following our retirement of end-of-life technologies and products, we may find that we have either obsolete or excess inventory on hand and might have to write off unusable inventory, which could have a material adverse effect on our results of operations.

We may be unable to protect our intellectual property rights.

We regard our trademarks, service marks, copyrights, patents, trade secrets, proprietary technologies, domain names and similar intellectual property as important to our success. We rely on trademark, copyright and patent law, trade secret protection, and confidentiality agreements with our employees, vendors, customers and others to protect our proprietary rights. We have sought and obtained patent protection for certain of our technologies in the United States and certain other countries. Many of the trademarks that we use (including marks we have applied to register) contain words or terms having a somewhat common usage, such as "Gogo" and "Gogo Vision" and, as a result, we may have difficulty registering them in certain jurisdictions. We do not own, for example, the domain www.gogo.com and we have not yet obtained registrations for our most important marks in all markets in which we do business or may do business in the future. If other companies have registered or have been using in commerce similar trademarks for services similar to ours in foreign jurisdictions, we may have difficulty in registering, or enforcing an exclusive right to use, our marks in those foreign jurisdictions.

There can be no assurance that the efforts we have taken to protect our proprietary rights will be effective, that any patent and trademark applications will lead to issued patents and registered trademarks in all instances, that others will not obtain intellectual property rights to similar or superior technologies, products or services, or that our intellectual property will not be challenged, invalidated, misappropriated or infringed by others. Furthermore, the intellectual property laws and enforcement practices of other countries in which our service is or may in the future be offered may not protect our intellectual property rights to the same extent as the laws of the United States. We may need to expend additional resources to defend our intellectual property in these countries and our inability to do so could impair our business or adversely affect our international expansion. If we are unable to protect our intellectual property from unauthorized use, our ability to exploit our proprietary technology or our brand image may be harmed, which may materially adversely affect our business and results of operations.

The use of new and evolving technologies, such as artificial intelligence ("AI"), in our products and services may result in reputational harm, competitive harm or legal liability.

We have in the past and will in the future integrate new and evolving technologies, such as AI, into our products and services. As with many innovations, AI presents risks and challenges that could affect its adoption and, as a result, our business. Our implementation of AI in our products and services may have unintended consequences due to its inherent limitations or our failure to use it effectively. For example, AI algorithms may be flawed due to a lack of back-testing or datasets of poor quality or inappropriate bias, and analyses generated by AI may be deficient or inaccurate, subjecting us to competitive or reputational harm. Additionally, AI entails significant legal risks. The IP ownership and license rights of new technologies such as AI have not been fully addressed by U.S. courts, and the use or adoption of such technologies in our products and services may expose us to potential intellectual property claims, breach of a data or software license, website terms of service claims, claimed violations of privacy rights or other tort claims. Governmental regulation and laws related to AI may also increase the burden and cost of research and development or require increased transparency that makes it more difficult to protect our IP. For instance, on October 30, 2023, the Biden administration issued an executive order to, among other things, establish extensive new standards for AI safety and security. Other jurisdictions may decide to adopt similar or more restrictive legislation rendering the use of such technologies challenging. Social and ethical issues relating to the use of new and evolving technologies such as AI in our offerings could also harm our competitive position and brand, or create legal liability, and may cause us to incur additional research and development costs to resolve such issues. Lastly, the rapid evolution and increased adoption of AI technologies may intensify our cybersecurity risks. For more information, see "—*We could be adversely affected if we or our third party suppliers or service providers suffer service interruptions or delays, technology failures, damage to equipment or system disruptions or failures arising from, among other things, force majeure events, cyberattacks or other malicious activities.*"

Our use of open-source software could limit our ability to commercialize our technology.

Open-source software is software made widely and freely available to the public in human-readable source code form, usually with liberal rights to modify and improve such software. Some open-source licenses require as a condition of use that proprietary software that is combined with licensed open-source software and distributed must be released to the public in source code form and under the terms of the open-source license. Accordingly, depending on the manner in which such licenses were interpreted and applied, we could face restrictions on our ability to commercialize certain of our products and we could be required to: (i) release the source code of certain of our proprietary software to the public, including competitors, if the open-source software was linked in a manner that would require such release of our proprietary software source code; (ii) seek licenses from third parties for replacement software; and/or (iii) re-engineer our software in order to continue offering our products. Such consequences may materially adversely affect our business.

The failure of our equipment or material defects or errors in our software may damage our reputation, result in claims against us that exceed our insurance coverage, thereby requiring us to pay significant damages, and impair our ability to sell our service.

Our products contain complex systems, components and software that could contain errors or defects, particularly when we incorporate new technology or when new software is first introduced or new versions or enhancements are released. If any of our products are defective, we could be required to redesign or recall those products or pay substantial damages or warranty claims. In addition, such events could result in significant expenses and diversion of development and other resources, a reduction in sales or delay in market acceptance of our products and services, loss of existing customers, terminations of, failures to renew, penalties or damage claims under aviation partner contracts, harm to our reputation and brand image and increased insurance costs. If our in-flight system has a malfunction resulting from an error or defect or a problem with installation or maintenance and such malfunction causes physical damage to an aircraft or impairs its on-board electronics or avionics, significant property loss and serious personal injury or death could result. Any such failure could expose us to substantial personal injury claims, product liability claims or costly repair obligations. The aircraft operated by our customers may be very costly to repair and the damages in any product liability claims could be material. We carry aircraft and non-aircraft product liability insurance consistent with industry norms; however, such insurance coverage may not be sufficient to fully cover claims. A product recall or a product liability claim not covered by insurance could have a material adverse effect on our business, financial condition and results of operations. Further, we indemnify some of our customers for losses due to third-party claims and in certain cases the causes of such losses may include failure of our products. Should we be required by the FAA or otherwise to cease providing the Gogo service, even on a temporary basis, as a result of a product malfunction or defect, our business, financial condition and results of operations may also be materially adversely affected.

Risks Related to Litigation and Regulation

If we fail to comply with the Communications Act and FCC regulations limiting ownership and voting of our capital stock by non-U.S. persons, we could lose our FCC license.

Under the Communications Act and applicable FCC regulations, we are effectively restricted from having more than 25% of our capital stock owned or voted directly or indirectly by non-U.S. persons, including individuals and entities organized outside the United States or controlled by non-U.S. persons, without prior FCC approval. We have established procedures to ascertain the nature and extent of our foreign ownership, and we believe that the indirect ownership of our equity by foreign persons or entities is below the 25% cap. However, as a publicly traded company we may not be able to determine with certainty the exact amount of our stock that is held by foreign persons or entities at any given time. A failure to comply with applicable restrictions on ownership by non-U.S. persons could result in an order requiring divestiture of the offending ownership interests, fines, denial of license renewal and/or spectrum license revocation proceedings, any of which may have a material adverse effect on our business, financial condition and results of operations.

Regulation by United States and foreign government agencies, including the FCC, which issued our exclusive ATG spectrum licenses, and the FAA, which regulates the civil aviation manufacturing and repair industries in the United States, may increase our costs of providing service or require us to change our services.

Any breach of the terms of our ATG spectrum licenses, authorizations and waivers obtained by us from time to time, or any violation of the Communications Act or the FCC's rules, could result in the revocation, suspension, cancellation or reduction in the term of a license or the imposition of fines. From time to time, the FCC may monitor or audit compliance with the Communications Act and the FCC's rules or with our licenses, including if a third party were to bring a claim of breach or noncompliance. In addition, the Communications Act, from which the FCC obtains its authority, may be amended in the future in a manner that could be adverse to us.

As discussed in more detail in the section entitled "Business—Licenses and Regulation—Federal Aviation Administration," FAA approvals required to operate our business include STCs and PMAs. While our distribution partners are responsible for obtaining STCs, obtaining PMAs is an expensive and time-consuming process that requires significant focus and resources. Prior to installation of our equipment, any inability to obtain, delay in obtaining (including as a result of a government shutdown or funding shortages), or change in, needed FAA certifications, authorizations, or approvals, could have an adverse effect on our ability to meet our installation commitments, manufacture and sell parts for installation on aircraft, or expand our business. Following installation of our equipment, if we were to discover that our equipment or components of our equipment were not in compliance with specifications on which the STC authorizing installation was based, or if the FAA's requirements changed, our non-compliance could result in our incurring material costs to inspect and in some circumstances modify or replace such equipment, and could in rare circumstances result in our system being turned off or installed aircraft being grounded. If we fail to comply with the FAA's many regulations and standards that apply to our activities, we could lose the FAA certifications, authorizations, or other approvals on which our manufacturing, installation, maintenance, preventive maintenance and alteration capabilities are based. In addition, from time to time, the FAA or comparable foreign agencies adopt new regulations or amend existing regulations. The FAA could also change its policies regarding the delegation of inspection and certification responsibilities to private companies, which could adversely affect our business. To the extent that any such new regulations or amendments to existing regulations or policies apply to our activities, our compliance costs would likely increase.

We must comply with the CALEA, which requires applicable communications companies to ensure that their equipment, facilities and services can accommodate certain technical capabilities in executing authorized wiretapping and other electronic surveillance. Currently, our CALEA solution is fully deployed in our network. However, we could be subject to an enforcement action by the FCC or law enforcement agencies for any delays in complying or failure to comply with, CALEA or similar obligations. Such enforcement actions could subject us to fines, cease and desist orders or other penalties, all of which may materially adversely affect our business and financial condition. Further, to the extent the FCC adopts additional capability requirements applicable to communications companies, its decision may increase the costs we incur to comply with such regulations.

We are also subject to regulation by certain foreign laws and regulatory bodies, including ISED, which issued our exclusive Canadian ATG subordinate spectrum license and regulates our use of the spectrum licensed to us.

Adverse decisions or regulations of these U.S. and foreign regulatory bodies may have a material adverse effect on our business and results of operations. This includes new regulations, such as those related to net neutrality, broadband labeling, and digital discrimination recently adopted or proposed by the FCC, or other potential regulatory requirements. We are unable to predict the impact of regulations and other policy changes that could be adopted by the various governmental entities that oversee portions of our business.

Our possession and use of personal information present risks and expenses that could harm our business. Unauthorized disclosure or manipulation of such data, whether through breach of our network security or otherwise, could expose us to costly litigation and damage our reputation.

In the ordinary course of our business, we or our third-party providers collect, process and store sensitive data, including personal information of our employees and customers. The secure processing, maintenance and transmission of this information (and other sensitive data such as our proprietary business information and that of our customers and suppliers) is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or may be compromised due to employee error, malfeasance, hardware or software defects or other disruptions. Further, our in-cabin network operates as an open, unsecured Wi-Fi hotspot, and non-encrypted transmissions users send over this network may be vulnerable to access by other users on the same plane. We depend on the security of the network infrastructure and products of our third-party providers of telecommunications, cloud computing, customer support and other vendors. Unauthorized use of our, or our third-party service providers', networks, computer systems and services could potentially jeopardize the security of confidential information, including personal information of passengers using our service. Data security threats are constantly evolving and may be difficult to anticipate or to detect for long periods of time, and may include ransomware attacks, network intrusion, data extortion, malware, phishing and other social engineering, business email compromise and insider threats, among others. We and our third-party service providers have in the past been subject to breaches and attempts to gain unauthorized access to our information technology systems or sensitive or confidential data, or to disrupt our operations, and we and our third-party service providers have in the past not always been able to anticipate or prevent such breaches or attempts. To date, none of these breaches or attempts has, individually or in the aggregate, resulted in a security incident with a material effect on our operations or our financial condition, results of operations, liquidity, or cash flows. However, these breaches could have a material impact in the future, and there can be no assurance that any security measures we, or third parties, take will be effective in anticipating or preventing these activities, given the constantly changing nature of the threats. Any such security incidents, unauthorized access or disclosure, or other loss of information could result in legal claims or proceedings and liability under our contracts with certain customers, which generally require us to indemnify the customer for passenger and other third-party claims arising from data security breaches. In addition, such incidents may disrupt our operations and the services we provide to customers, result in the loss of value of trade secrets, require expensive efforts to investigate, remediate or resolve, damage our reputation, and cause a loss of revenue, reputational harm or a loss of confidence in our products and services, all of which may have a material adverse effect on our business prospects, financial condition and results of operations. We may also maintain cyber liability insurance that covers certain damages caused by cyber incidents. However, there is no guarantee that adequate insurance will continue to be available at rates that we believe are reasonable or that the costs of responding to and recovering from a cyber incident will be covered by insurance or recoverable in rates.

Additionally, as discussed in more detail in the section titled "Business—Licenses and Regulation—Privacy and Data Security-Related Regulations," we are subject to certain state laws, federal and non-U.S. laws that impose data breach notification requirements, specific data security obligations, or other consumer privacy-related requirements. Our failure to comply with any of these rules or regulations, or an allegation or finding that we failed to comply, could result in litigation, investigations or regulatory enforcement actions, fines or penalties, which may have a material adverse effect on our business, financial condition and results of operations. These legal requirements are complex, varied, rapidly evolving and often subject to interpretation, and there is a risk that, despite our efforts to comply, we may be found to be out of compliance with one or more of these requirements. Fines issued for non-compliance with such requirements may be substantial, including fines issued under the GDPR which can be as high as 4% of global revenue, and an adverse finding by a regulator or court may result in costly and onerous requirements being placed on the Company, a prohibition on engaging in certain aspects of our business or damage to our reputation. Certain data protection laws that apply to the Company establish a private right of action. In addition, non-compliance with certain of these requirements could lead to investigations, regulatory enforcement actions, class actions or other private litigation based on theories that may include breach of contract or negligence, among others. Such litigation could result in material costs to the Company. We cannot be sure that a regulator would deem our security measures to be appropriate given the lack of prescriptive measures in certain data protection laws. Without more specific guidance, we cannot know whether our chosen security safeguards are adequate according to each applicable data protection law. Even in cases where the applicable requirements are explicit, we cannot be certain that safeguards designed to meet those requirements will be interpreted by a regulator or court as adequate or that those safeguards are operating in accordance with the requirements at all times. Even security measures that are appropriate, reasonable, and/or in accordance with applicable legal requirements may not be able to fully protect our or our partners' information technology systems and the data contained in those systems. Moreover, interpretations or changes to new or existing data protection laws may impose on us responsibility for our employees and third parties that assist with aspects of our data processing. As a result, our employees' or third parties' intentional, unintentional, or inadvertent actions may increase our vulnerability or expose us to security threats, such as phishing attacks, and we may remain responsible for a successful phishing or other social engineering attack despite the quality and otherwise legal sufficiency of our technical security measures. In addition, compliance with complex variations in privacy and data security laws may require modifications to current business practices, including significant technology efforts that require long implementation timelines, increased costs and dedicated resources.

We depend on the security of the network infrastructure and products of our third-party providers of communications, cloud computing, customer support and other vendors. Despite our efforts, those third parties may maintain inadequate safeguards to protect data they maintain for us or services on which we depend, or they may experience a cybersecurity incident or data breach despite safeguards that appear adequate. We also rely on hardware and software developed by third parties. Such hardware and software could contain security vulnerabilities or backdoors introduced by the vendor or an unauthorized third party, which could jeopardize the security of our systems, data and networks. Such incidents or breaches could expose us to regulatory and litigation risk, operational disruption and reputational harm and adversely affect our business.

Participation in the FCC Reimbursement Program could adversely affect our results of operations and financial condition.

On July 15, 2022, the FCC notified the Company that it was approved for participation in the FCC Reimbursement Program, a program designed by the FCC at the direction of Congress to reimburse providers of advanced communications services for reasonable costs incurred in the required removal, replacement and disposal of covered communications equipment or services from their networks that have been deemed to pose a national security risk. Pursuant to the FCC Reimbursement Program, the FCC approved up to approximately $334 million in reimbursements to the Company to cover incurred and documented costs to (i) remove and securely destroy all ZTE communications equipment and services in the Company's terrestrial U.S. networks and replace such equipment and (ii) remove and replace certain equipment installed on aircraft operated by the Company's ATG customers that is not compatible with the terrestrial equipment that will replace ZTE equipment. Due to a shortfall in the amount appropriated by Congress to fund the FCC Reimbursement Program, approximately $132 million of the approved amount is currently allocated to the Company under the program. In July 2023, the Company elected to participate in the partially funded FCC Reimbursement Program and submitted its first reimbursement claim.

Congress is considering appropriating additional funding to meet the total demand for reimbursement, but we cannot predict whether, how much, or when such additional funding will be allocated. There can be no assurance that there will be sufficient available funding to reimburse us for all of our costs in participating in the program. Any shortfall in available funding would require the Company to fund the portion of program costs that exceeds the Company's allocation. In addition, companies that were awarded a funding allocation are not guaranteed to receive that funding. Once funds are allocated, recipients can draw down funds upon proof of actual expenses incurred by filing a request for the reimbursement of specific expenses. We cannot predict whether and to what extent the FCC or the administrator on which it relies to administer the Reimbursement Program will approve our requests for the specific reimbursement of costs, or the time frames for any reimbursement. If we are not successful in receiving the amount of funds necessary to remove, replace and dispose of the applicable equipment and services, or if we have underestimated the associated costs, our results of operations and financial condition could be adversely affected. Also, the process for seeking reimbursements under the FCC Reimbursement Program is complex, and the FCC or program administrator may seek revisions to our reimbursement requests or delay approval of some or all of the requested amounts while evaluating our submissions. Any delay in reimbursements under the program could have a material negative effect on our cash flows and working capital.

In order to participate in the program, we must comply with various conditions and requirements established by the FCC, including a requirement that we complete the removal, replacement and disposal of applicable equipment within one year of receiving our first funding disbursement (i.e., by July 21, 2024). The FCC may issue a single, general extension to all reimbursement recipients if it determines that the supply of replacement communications equipment or services needed by the recipients to achieve the purposes of the Reimbursement Program is inadequate to meet the needs of the recipients. The FCC may also grant one or more six-month extensions to a participant where it finds that due to factors beyond its control, the participant cannot complete the project by the deadline. Due to a number of factors including supply chain disruptions, the current insufficiency of FCC funding and the operational and logistical complexity of replacing airborne equipment, we do not believe that we will complete the project within one year of receiving the Company's first funding disbursement, and we intend to seek extensions as outlined in our initial FCC application. If the FCC does not grant the necessary extensions and the project is not completed by the FCC's deadline, we could face penalties or other sanctions.

In addition, if any of the Company's customers do not replace their airborne equipment with equipment that is compatible with the replacement terrestrial network equipment prior to the date on which the replacement terrestrial network equipment goes into effect, the Company will be unable to provide service to these legacy-equipment customers until the airborne equipment is replaced. Such service disruptions could have a material adverse effect on our results of operations and financial condition. The requirement that customers replace their airborne equipment may also damage the Company's relationships with its customers, leading some customers to switch to other service providers or forgo service altogether, which could have a material adverse effect on our market share, results of operations and financial condition.

Failure to comply with anti-bribery, anti-corruption and anti-money laundering laws could subject us to penalties and other adverse consequences.

We are subject to the FCPA, the Bribery Act and other anti-corruption, anti-bribery and anti-money laundering laws in various jurisdictions around the world. The FCPA, the Bribery Act and similar applicable laws generally prohibit companies, their officers, directors, employees and third-party intermediaries, business partners and agents from making improper payments or providing other improper things of value to government officials or other persons. We and our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and other third parties where we may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, resellers and agents, even if we do not explicitly authorize such activities. While we have policies and procedures and internal controls to address compliance with such laws, we cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. To the extent that we learn that any of our employees, third-party intermediaries, agents, or business partners do not adhere to our policies, procedures, or internal controls, we are committed to taking appropriate remedial action. In the event that we believe or have reason to believe that our directors, officers, employees, third-party intermediaries, agents, or business partners have or may have violated such laws, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances. Detecting, investigating and resolving actual or alleged violations can be extensive and require a significant diversion of time, resources and attention from senior management. Any violation of the FCPA, the Bribery Act, or other applicable anti-bribery, anti-corruption laws and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, fines and penalties, all of which may have a material adverse effect on our business, financial condition and results of operations.

Expenses, liabilities or business disruptions resulting from litigation could adversely affect our results of operations and financial condition.

Our operations are characterized by the use of new technologies and services across multiple jurisdictions that implicate various statutes and a range of rules and regulations that may be subject to broad or creative interpretation. This may result in litigation, including class action lawsuits, the outcome of which may be difficult to assess or quantify due to the potential ambiguity inherent in these regulatory schemes and/or the nascence of our technologies and services. Plaintiffs may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Any such claims or litigation may be time-consuming and costly, divert management resources, require us to change our products and services, or require us to pay significant monetary damages, which may have a material adverse effect on our results of operations. For example, in April 2023, we received final court approval to settle derivative lawsuits in which Gogo Inc. is a nominal defendant and members of our Board of Directors and certain current and former executives are defendants. We are required to indemnify the directors and current and former officers who are defendants in the derivative lawsuit for their defense costs and any judgments resulting from such suits. In the future, we may be subject to additional securities class action or derivative litigation. From time to time, we may also be subject to other claims or litigation in the ordinary course of our business, including for example, claims related to employment matters.

In addition, costly and time-consuming litigation could be necessary to enforce our existing contracts and, even if successful, may have a material adverse effect on our business. In addition, litigation by or against any customer or supplier could have the effect of negatively impacting our reputation and goodwill with existing and potential customers and suppliers.

We may be affected by global climate change or by legal and regulatory responses to such change.

Concern over climate change, including the impact of global warming, has led to significant U.S. and international legislative and regulatory efforts to limit GHG emissions. Increasingly, state and local governments are also considering GHG regulatory requirements. Increased regulation regarding GHG emissions, especially aircraft emissions, could impose substantial costs on us. We may also incur additional expenses as a result of U.S. and international regulators requiring additional disclosures regarding GHG emissions. The adoption and implementation of new or more stringent international, federal, regional, state or local legislation, regulations or other initiatives that impose more stringent standards for GHG emissions may have a material adverse effect on our results of operations and financial condition.

Risks Related to Our Indebtedness

For definitions of capitalized terms used and not defined in the following Risk Factors, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K.

We and our subsidiaries have substantial debt and may incur substantial additional debt in the future, which could adversely affect our financial health, reduce our profitability, limit our ability to obtain financing in the future and pursue certain business opportunities and reduce the value of your investment.

As of December 31, 2023, we had total consolidated indebtedness of approximately $606.9 million, all of which was borrowed under the Term Loan Facility.

We and our subsidiaries may incur additional debt in the future, including up to $100.0 million under the Revolving Facility, which could increase the risks described below and lead to other risks. The amount of our indebtedness or such other obligations could have important consequences for holders of our common stock, including, but not limited to:

- a meaningful portion of our cash flows from operations is expected to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;

- our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or general corporate purposes may be limited, and our ability to satisfy our obligations with respect to our indebtedness may be impaired in the future;

- we may be at a competitive disadvantage compared to our competitors with less indebtedness or with comparable indebtedness at more favorable interest rates and which, as a result, may be better positioned to withstand economic downturns;

- our ability to refinance indebtedness may be limited or the associated costs may increase;

- our ability to engage in acquisitions without raising additional equity or obtaining additional debt financing may be impaired in the future;

- it may be difficult for us to satisfy our obligations to our creditors, resulting in possible defaults on and acceleration of such indebtedness;

- we may be more vulnerable to general adverse economic and industry conditions; and

- our flexibility to adjust to changing market conditions and our ability to withstand competitive pressures could be limited, or we may be prevented from making capital investments that are necessary or important to our operations in general, our growth strategy and our efforts to improve operating margins of our business units.

We may have future capital needs and may not be able to obtain additional financing to fund our capital needs on acceptable terms, or at all.

We have from time to time evaluated, and we continue to evaluate, our potential capital needs in light of increasing demand for our services, limitations on bandwidth capacity and performance and generally evolving technology in our industry. We may utilize one or more types of capital raising in order to fund any initiative in this regard, including the issuance of new equity securities and new debt securities, including debt securities convertible into our common stock. Our ability to generate positive cash flows from operating activities and the extent and timing of certain capital and other necessary expenditures are subject to numerous variables, such as costs related to execution of our current technology roadmap, including continuing development and deployment of Gogo 5G, Gogo Galileo and other future technologies. The market conditions and the macroeconomic conditions that affect the markets in which we operate could have a material adverse effect on our ability to secure financing on acceptable terms, if at all. We may be unable to secure additional financing on favorable terms or at all or our operating cash flows may be insufficient to satisfy our financial obligations under the 2021 Credit Agreement and other indebtedness outstanding from time to time.

Our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or general corporate purposes is limited by the 2021 Credit Agreement. In the future, if our subsidiaries are in compliance with certain incurrence ratios or other covenant exceptions set forth in the 2021 Credit Agreement, our subsidiaries may be able to incur additional indebtedness, which indebtedness may be secured or unsecured, the incurrence of which may increase the risks created by our current substantial indebtedness. Events beyond our control can affect our ability to comply with these requirements. The 2021 Credit Agreement also limits the ability of Gogo Inc. to incur additional indebtedness under certain circumstances and limits the amount of cash that our subsidiaries may dividend, transfer or otherwise distribute to us.

The terms of any additional financing may further limit our financial and operating flexibility. Our ability to satisfy our financial obligations will depend upon our future operating performance, the availability of credit generally, economic conditions and financial, business and other factors, many of which are beyond our control. Furthermore, if financing is not available when needed, or is not available on acceptable terms, we may be unable to take advantage of business opportunities or respond to competitive pressures, any of which may have a material adverse effect on our business, financial condition and results of operations. Even if we are able to obtain additional financing, we may be required to use the proceeds from any such financing to repay a portion of our outstanding indebtedness.

If we raise additional funds or seek to reduce our current levels of indebtedness through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company. In addition, any new securities we issue could have rights, preferences and privileges senior to those of holders of our common stock, and we may grant holders of such securities rights with respect to the governance and operations of our business. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited.

The agreements and instruments governing our debt contain restrictions and limitations that could adversely impact our ability to operate our business.

The 2021 Credit Agreement contains covenants that, among other things, limit the ability of our subsidiaries and, in certain circumstances, us to:

- incur certain non-permitted indebtedness;

- pay dividends, redeem stock or make other distributions;

- make certain investments;

- create liens;

- transfer or sell assets;

- merge or consolidate with other companies; and

- enter into certain transactions with our affiliates.

Our ability to comply with the covenants and restrictions contained in the 2021 Credit Agreement may be affected by economic, financial and industry conditions beyond our control. Our failure to comply with obligations under the agreements and instruments governing our indebtedness may result in an event of default under such agreements and instruments. We cannot be certain that we will have funds available to remedy these defaults. A default, if not cured or waived, may permit acceleration of our indebtedness. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds available to pay the accelerated indebtedness or have the ability to refinance the accelerated indebtedness on terms favorable to us or at all. All of these covenants and restrictions could affect our ability to operate our business, may limit our ability in the future to satisfy currently outstanding obligations and may limit our ability to take advantage of potential business opportunities as they arise.

An increase in interest rates would increase the cost of servicing our indebtedness and could reduce our profitability.

Our indebtedness outstanding under the Term Loan Facility bears interest, and any indebtedness under our Revolving Facility would bear interest, at variable rates. While we have entered into interest rate caps to hedge a portion of our exposure, we remain subject to interest rate risk under these facilities. Increases in interest rates, including as the result of general economic inflation, would increase the cost of servicing our indebtedness and could materially reduce our profitability and cash flows.

We amended our 2021 Credit Agreement on February 2, 2023, to transition from LIBOR to the secured overnight financing rate as administered by the Federal Reserve Bank of New York ("SOFR") in anticipation of LIBOR's discontinuation. Any indebtedness under our 2021 Credit Agreement now bears interest at variable rates that use the forward-looking term rate based on SOFR. In conjunction with the amendment of the 2021 Credit Agreement, the Company's derivative positions automatically transitioned to SOFR, the designated fallback as determined by the International Swaps and Derivatives Association on July 31, 2023. SOFR is calculated differently than LIBOR and has inherent differences, which could give rise to uncertainties, including the limited historical data and volatility in the benchmark rates. The full effects of the transition to SOFR remain uncertain.

Indebtedness under the Facilities (as defined below) is secured by substantially all of our assets. As a result of these security interests, such assets would only be available to satisfy claims of our general creditors or to holders of our equity securities, if we were to become insolvent, to the extent the value of such assets exceeded the amount of our secured indebtedness and other obligations. In addition, the existence of these security interests may adversely affect our financial flexibility.

Indebtedness under the Facilities is secured by a lien on substantially all of our assets. Accordingly, if an event of default were to occur under the 2021 Credit Agreement, to the extent amounts were outstanding under the Facilities, the lenders party to the 2021 Credit Agreement would have a prior right to our assets, to the exclusion of our general creditors in the event of our bankruptcy, insolvency, liquidation, or reorganization. In that event, our assets would first be used to repay in full all indebtedness and other obligations under the 2021 Credit Agreement, resulting in all or a portion of our assets being unavailable to satisfy the claims of our unsecured indebtedness. Only after satisfying the claims of our unsecured creditors and our subsidiaries' unsecured creditors would any amount be available for our equity holders. The pledge of these assets and other restrictions may limit our flexibility in raising capital for other purposes. Because substantially all of our assets are pledged under these financing arrangements, our ability to incur additional secured indebtedness or to sell or dispose of assets to raise capital may be impaired, which could have an adverse effect on our financial flexibility.

A downgrade, suspension or withdrawal of the rating assigned by a rating agency to us, our subsidiaries or our indebtedness, if any, could cause our cost of capital to increase.

Our Term Loan has been rated by nationally recognized rating agencies and may in the future be rated by additional rating agencies. We cannot assure you that any rating assigned will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in that rating agency's judgment, circumstances relating to the basis of the rating, such as adverse changes in our business, so warrant. Any future lowering of ratings may make it more difficult or more expensive for us to obtain additional debt financing.

Risks Related to Our Common Stock

The price of our common stock may be volatile, and the value of your investment could decline.

The trading price of our common stock has been volatile since our IPO, which occurred on June 21, 2013, and in which shares of common stock were sold at a price of $17.00 per share. From the IPO date through February 23, 2024, the price of our common stock has ranged from a closing low of $1.40 per share to a closing high of $34.34 per share. In addition to the factors discussed in this Annual Report on Form 10-K, the trading price of our common stock may fluctuate widely in response to various factors, many of which are beyond our control. They include:

- aviation industry or general market conditions, including those related to disruptions to supply chains and installations;

- domestic and international economic factors unrelated to our performance;

- changes in technology or customer usage of Wi-Fi and Internet broadband services;

- any inability to timely and efficiently roll out Gogo 5G, Gogo Galileo or other components of our technology roadmap;

- new regulatory pronouncements and changes in regulatory guidelines;

- actual or anticipated fluctuations in our quarterly operating results and any inability to generate positive cash flows on a consolidated basis in the future or to obtain additional financing;

- changes in or failure to meet publicly disclosed expectations as to our future financial performance;

- changes in securities analysts' estimates of our financial performance or lack of research and reports by industry analysts;

- action by institutional stockholders or other large stockholders, including future sales;

- short-selling or other transactions involving derivatives of our securities;

- speculation in the press or investment community;

- investor perception of us and our industry;

- changes in market valuations or earnings of similar companies;

- announcements by us or our competitors of significant products, contracts, contract amendments, acquisitions or strategic partnerships;

- developments or disputes concerning patents or proprietary rights, including increases or decreases in litigation expenses associated with intellectual property lawsuits we may initiate, or in which we may be named as defendants;

- failure to complete significant sales;

- any future sales of our common stock or other securities;

- renewal of our FCC licenses and our ability to obtain additional spectrum; and

- additions or departures of key personnel.

In addition, the stock markets have experienced extreme price and volume fluctuations in recent years that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many such companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations may adversely affect the trading price of our common stock. In the past, following periods of volatility in the market price of a company's securities, class action litigation has often been instituted against such company. Any litigation of this type brought against us could result in substantial costs and a diversion of our management's attention and resources, which may have a material adverse effect on our business, financial condition and results of operations.

The utilization of our tax losses could be substantially limited if we experienced an "ownership change" as defined in the Internal Revenue Code.

As of December 31, 2023, we had approximately $446 million in federal and $377 million in state net operating losses ("NOLs"). The federal NOLs will begin to expire in 2034. The state NOLs expire in various tax years beginning in 2024. Under Section 382 of the Code and corresponding provisions of state law, if a corporation undergoes an "ownership change," which is generally defined as an increase of more than 50% of the value of the Company's stock owned by certain "5-percent shareholders," as such term is defined in Section 382 of the Code, in its equity ownership over a rolling three-year period, the corporation's ability to use its pre-change NOLs and other pre-change tax attributes to offset its post-change income or taxes may be limited. To the extent there becomes a new 5-percent shareholder, we may experience an ownership change under Section 382 of the Code, which may result in the loss or impairment of some or all of our NOLs. The extent of any loss or impairment of our NOLs upon an ownership change would depend on several factors, including the nature of the NOLs, our stock price and extent of the ownership change. Our Section 382 Rights Agreement, which would have helped to prevent shareholders from becoming more than 5-percent shareholders, expired in September 2023, and we determined not to renew it. If an ownership change occurs and our ability to use our NOLs is materially limited, it would harm our future operating results by effectively increasing our future tax obligations.

Future stock issuances could cause substantial dilution and a decline in our stock price.

We may issue additional shares of common stock or other equity or debt securities convertible into common stock from time to time in connection with a financing, acquisition, litigation settlement, employee arrangement, as consideration to third-party service or equipment providers or otherwise. Additional shares of common stock are also issuable upon exercise of outstanding stock options. We may also reserve additional shares of our common stock for issuance upon the exercise of stock options or other similar forms of equity incentives. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price for our common stock. Any of these issuances could result in substantial dilution to our existing stockholders and could cause the trading price of our common stock to decline.

A few significant stockholders, including affiliates of Oakleigh Thorne, our Chair of the Board and CEO, and GTCR LLC and its affiliates, could exert influence over our company, and if the ownership of our common stock continues to be concentrated, or becomes more concentrated in the future, it could prevent our other stockholders from influencing significant corporate decisions.

As of December 31, 2023, Oakleigh Thorne, our CEO and the Chair of our Board of Directors, and the entities affiliated with Mr. Thorne (the "Thorne Entities") beneficially owned approximately 22% of the outstanding shares of our common stock, and funds managed by GTCR LLC and its affiliates ("GTCR") beneficially owned approximately 25% of the outstanding shares of our common stock. As a result, either the Thorne Entities or GTCR alone is able to exercise influence over all matters requiring stockholder approval for the foreseeable future, including approval of significant corporate transactions and the election of directors. Such ability to influence may reduce the market price of our common stock. In addition, together, GTCR and the Thorne Entities would be able to exercise control over such matters, which similarly may reduce the market price of our common stock.

As our CEO, Mr. Thorne has control over our day-to-day management and the implementation of major strategic initiatives and investments by our company, subject to authorization and oversight by our Board of Directors. As a member of our Board of Directors, Mr. Thorne owes a fiduciary duty to our stockholders and must act in good faith in a manner he reasonably believes to be in the best interests of our stockholders. As a stockholder, Mr. Thorne is entitled to vote his shares, and shares over which he has voting control, in his own interest, which may not always be in the interests of stockholders generally.

Our corporate governance guidelines address potential conflicts between a director's interests and our interests, and our code of business conduct, among other things, requires our employees and directors to avoid actions or relationships that might conflict or appear to conflict with their job responsibilities or our interests and to disclose their outside activities, financial interests or relationships that may present a possible conflict of interest or the appearance of a conflict to management or corporate counsel. These corporate governance guidelines and code of business ethics do not, by themselves, prohibit transactions with the Thorne Entities.

Fulfilling our obligations associated with being a public company is expensive and time-consuming, and any delays or difficulties in satisfying these obligations may have a material adverse effect on our results of operations and our stock price.

As a public company, the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), and the related rules and regulations of the SEC, as well as NASDAQ rules, require us to implement various corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these public company obligations requires us to devote significant time and resources and places significant additional demands on our finance and accounting staff and on our financial accounting and information systems. We are also required under Sarbanes-Oxley to document and test the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm is required to provide an attestation report on the effectiveness of our internal control over financial reporting. In addition, we are required under the Exchange Act to maintain disclosure controls and procedures and internal control over financial reporting. The applicable SEC rules are constantly evolving in response to market conditions and other developments, and we must update our disclosure controls and procedures quickly and effectively in order to produce appropriate disclosures. Any failure to maintain effective controls or implement required new or improved controls may materially adversely affect our results of operations or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accounting firm is unable to provide us with an unqualified report regarding the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our consolidated financial statements. This could result in a decrease in the value of our common stock. Failure to comply with Sarbanes-Oxley could potentially subject us to sanctions or investigations by the SEC, NASDAQ, or other regulatory authorities.

Anti-takeover provisions in our charter documents and Delaware law, and certain provisions in our existing and any future credit facility could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws include a number of provisions that may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. These provisions include:

- Authorization of the issuance of "blank check" preferred stock that could be issued by our Board of Directors to thwart a takeover attempt;

- Establishment of a classified Board of Directors, as a result of which our board is divided into three classes, with each class serving for staggered three-year terms, which prevents stockholders from electing an entirely new Board of Directors at an annual meeting;

- A requirement that directors only be removed from office for cause and only upon a supermajority stockholder vote;

- A provision that vacancies on the Board of Directors, including newly-created directorships, may be filled only by a majority vote of directors then in office;

- A limitation on who may call special meetings of stockholders;

- A prohibition on stockholder action by written consent, thereby requiring all actions to be taken at a meeting of the stockholders; and

- A requirement of supermajority stockholder voting to effect certain amendments to our amended and restated certificate of incorporation and amended and restated bylaws.

Under the terms of the 2021 Credit Agreement, a takeover of our company would allow the administrative agent and/or the lenders to terminate their commitments under the 2021 Credit Agreement and declare any and all outstanding amounts to be due and payable. This provision may have the effect of delaying or preventing a takeover of our company that would otherwise be beneficial to our stockholders.

Our corporate charter and bylaws include provisions limiting ownership by non-U.S. citizens, including the power of our Board of Directors to redeem shares of our common stock from non-U.S. citizens.

The Communications Act and FCC regulations impose restrictions on foreign ownership of FCC licensees, as described in the above risk factor, "—*Risks Related to Our Technology and Intellectual Property—If we fail to comply with the Communications Act and FCC regulations limiting ownership and voting of our capital stock by non-U.S. persons we could lose our FCC license.*" Our corporate charter and bylaws include provisions that permit our Board of Directors to take certain actions in order to comply with FCC regulations regarding foreign ownership, including but not limited to, a right to redeem shares of common stock from non-U.S. citizens at prices at or below fair market value. Non-U.S. citizens should consider carefully the redemption provisions in our certificate of incorporation prior to investing in our common stock.

These restrictions may also decrease the liquidity and value of our stock by reducing the pool of potential investors in our company and making the acquisition of control of us by third parties more difficult. In addition, these restrictions could adversely affect our ability to attract equity financing or consummate an acquisition of a foreign entity using shares of our capital stock.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk management and strategy

We prioritize the management of cybersecurity risk and the protection of information across our enterprise by embedding data protection and cybersecurity risk management in our operations. Our processes for assessing, identifying, and managing material risks from cybersecurity threats have been integrated into our overall risk management system and processes.

As a foundation of this approach, we have implemented a layered governance structure to help assess, identify, manage and report cybersecurity risks. Our cybersecurity program is aligned to the National Institute of Standards and Technology's Cybersecurity Framework ("NIST"), which outlines the core components and responsibilities necessary to sustain a healthy and well-balanced cybersecurity program. To protect our network and information systems from cybersecurity threats, we use various security tools and policies that help prevent, identify, escalate, investigate, resolve and recover from identified vulnerabilities and security incidents in a timely manner. These include, but are not limited to, internal reporting, monitoring and detection tools.

We have a number of policies and procedures supporting the cybersecurity program, including a comprehensive enterprise cybersecurity incident response plan which is activated in the event of a cybersecurity incident. The incident response plan is a detailed playbook that specifies how Gogo classifies, responds to, and recovers from cybersecurity incidents and includes notification procedures that vary depending on the significance of the incident. When warranted by the severity of the incident, the Board, the Audit Committee, the Chief Executive Officer and other senior executives are part of the notification chain.

We conduct regular reviews and tests of our cybersecurity program, which includes tabletop exercises, penetration and vulnerability testing, simulations, and other exercises, as well as leverage audits by our internal audit team to evaluate the effectiveness of our cybersecurity program and controls and improve our security measures and planning. We also engage external auditors to review our cybersecurity program and controls, as well as engage third parties to perform penetration testing and vulnerability scanning of our public and private assets.

With respect to third-party service providers, we obligate our vendors to adhere to privacy and cybersecurity measures through various contractual provisions to the extent possible, and we perform risk assessments of vendors as appropriate from time to time, which includes a vendor's ability to protect data from unauthorized access.

As described in Item 1A "Risk Factors," our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Computer viruses, hackers, employee or vendor misconduct and other external hazards could expose our information systems and those of our vendors to security breaches, cybersecurity incidents or other disruptions, any of which could materially and adversely affect our business, including the loss of customer confidence, reputational harm, our operating results and our financial condition. While we have experienced cybersecurity incidents, to date, we do not believe that we have experienced a material cybersecurity incident during the fiscal year ended December 31, 2023.

The sophistication of cybersecurity threats, including through the use of artificial intelligence, continues to increase, and the controls and preventative actions we take to reduce the risk of cybersecurity incidents and protect our systems, including the regular testing of our cybersecurity incident response plan, may be insufficient. In addition, new technology that could result in greater operational efficiency such as our contemplated use of artificial intelligence may further expose our computer systems to the risk of cybersecurity incidents.

Governance

As part of our overall risk management approach, we prioritize the identification and management of cybersecurity risk at several levels, which involves Board and Audit Committee oversight, senior and department executive leadership focus and commitment, and employee training. Our Audit Committee, comprised entirely of independent directors from our Board, oversees the Board's responsibilities relating to the operational (including information technology ("IT") risks, business continuity and data security) risk affairs of the Company. Our Audit Committee is informed of such risks through annual assessments, quarterly reporting and regular updates from members of the Company's executive leadership team, cybersecurity and data privacy leadership team, as well as the Internal Audit team.

Our Vice President, Network Engineering, Product Development and Operations serves as the leader of our cybersecurity team and has over 25 years of experience working in information technology, specializing in network security. The leader of our cybersecurity team has spent the last 17 years working for us in a variety of roles and as a result has in-depth knowledge of the Company's IT and Cyber ecosystem. We believe that his technical expertise combined with his business acumen and education, positions him well to lead Gogo's cybersecurity program. In addition to oversight of cybersecurity, our Vice President, Network

Engineering, Product Development and Operations oversees (i) infrastructure management, (ii) the implementation and compliance of our information security standards, and (iii) mitigation of information security related risks. We also have management level committees and a cybersecurity incident team who support our processes to assess and manage cybersecurity risk as follows:

- The Cybersecurity Cross Functional Team (the "Cybersecurity CFT"), led by our Vice President, Network Engineering, Product Development and Operations, brings together IT, legal, compliance and other function heads. The Cybersecurity CFT provides a forum for these cross-functional members of management to: consider emerging technologies, such as artificial intelligence and emerging cybersecurity risks; review cybersecurity and privacy regulations; approve, review and update policies and standards as appropriate; and promote cross-functional collaboration to manage cybersecurity and privacy risks across the enterprise.

- The Gogo Executive Cybersecurity Committee (the "GECC") is comprised of executive leadership and members of the cybersecurity, operations, risk, legal, and internal audit teams. The GECC liaises with the Cybersecurity CFT and provides oversight of all aspects of Gogo's cybersecurity program and, at regular intervals through the year, evaluates key cybersecurity metrics as well as planned and ongoing initiatives to reduce cybersecurity risks.

- The Incident Response Management Team (the "IRMT"), which includes senior executives and members of our cybersecurity leadership team, was established to support our incident response plan and reports into the GECC. Members of the IRMT are alerted as appropriate to cybersecurity incidents, natural disasters and business outages. The IRMT annually assesses its communication plan to confirm that its members can be alerted quickly in the event of an actual crisis and meet as a team to discuss the event and response options. The IRMT also engages with the Company's Board and the Audit Committee depending on the severity of the cybersecurity incident.

The output of each of the foregoing committees are collected and analyzed on a regular basis and our Vice President, Network Engineering, Product Development and Operations briefs the Audit Committee, through quarterly updates as well as on an ad hoc basis between regular updates to the extent needed.

At the employee level, we maintain an experienced IT team tasked with implementing our privacy and cybersecurity program and supporting our cybersecurity leader in carrying out reporting, security and mitigation functions. We continuously seek to promote awareness of cybersecurity risk through communication and education of our employee population, and have a mandatory training program which covers privacy and cybersecurity (including phishing tests) and records and information management.

Item 2. Properties

Currently, we lease approximately 120,000 square feet for our business in Broomfield, Colorado, under a lease agreement that expires in 2029. In addition, we lease approximately 11,700 square feet in Chicago, Illinois for those of our employees who live in the metropolitan Chicago area under a lease agreement that expires on May 31, 2032. We believe that our existing facilities will be adequate for the foreseeable future.

Item 3. Legal Proceedings

We are subject to several lawsuits arising out of the conduct of our business. See Note 15, "Commitments and Contingencies," to our consolidated financial statements for a discussion of litigation matters.

From time to time we may become involved in legal proceedings arising in the ordinary course of our business. We cannot predict with certainty the outcome of any litigation or the potential for future litigation. Regardless of the outcome of any particular litigation and the merits of any particular claim, litigation can have a material adverse impact on our company due to, among other reasons, any injunctive relief granted, which could inhibit our ability to operate our business, amounts paid as damages or in settlement of any such matter, diversion of management resources and defense costs.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

Our common stock has been listed on the NASDAQ Global Select Market ("NASDAQ") under the symbol "GOGO" since June 21, 2013.

Holders of Record

As of February 23, 2024, there were 32 stockholders of record of our common stock, and the closing price of our common stock was $8.50 per share as reported on the NASDAQ. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Repurchases of Equity Securities

On September 5, 2023, we announced a share repurchase program that grants the Company authority to repurchase up to $50 million of shares of the Company's common stock. Repurchases may be made at management's discretion from time to time on the open market, through privately negotiated transactions, or by other means, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Exchange Act, in accordance with applicable securities laws and other restrictions, including Rule 10b-18 under the Exchange Act. The repurchase program has no time limit and may be suspended for periods or discontinued at any time and does not obligate us to purchase any shares of our common stock. The timing and total amount of stock repurchases will depend upon business, economic and market conditions, corporate and regulatory requirements, prevailing stock prices, and other considerations.

The following table summarizes our purchases of common stock during the three month period ended December 31, 2023.

Period	Total Number of Shares Purchased	Average Price Paid per Share [1]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program (in thousands)
October 1-31, 2023	—	$ —	—	$ —
November 1-30, 2023	80,928	$ 10.15	80,928	$ 49,180
December 1-31, 2023	398,464	$ 10.04	398,464	$ 45,187

[1] Average price paid per share includes transaction costs associated with the repurchases.

Recent Sales of Unregistered Securities

None.

Use of Proceeds from Registered Securities

Not applicable.

Securities Authorized for Issuance Under Equity Compensation Plans

See Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," for information regarding securities authorized for issuance.

Performance

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Gogo Inc. under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act.

The following graph shows a comparison of cumulative total return for our common stock, the Nasdaq Composite Index ("NASDAQ Composite") and Standard & Poor's SmallCap 600 Index ("S&P SmallCap 600") for the period from December 31, 2018 through December 29, 2023, the last trading day of 2023. The graph assumes that $100 was invested at the market close on December 31, 2018 in our common stock, the NASDAQ Composite and the S&P SmallCap 600 and assumes reinvestments of dividends, if any. The S&P SmallCap 600 was chosen because we do not believe we can reasonably identify an industry index or specific peer issuer that would offer a meaningful comparison. The S&P SmallCap 600 represents a broad-based index of companies with similar market capitalization. The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our common stock.



Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis is intended to help the reader understand our business, financial condition, results of operations, liquidity and capital resources. You should read this discussion in conjunction with our consolidated financial statements and the related notes contained in this Annual Report on Form 10-K.

On December 1, 2020, we completed the previously announced sale of our commercial aviation ("CA") business to a subsidiary of Intelsat Jackson Holdings S.A. ("Intelsat") for a purchase price of $400.0 million in cash, subject to certain adjustments (the "Transaction"). As a result, all periods presented in our consolidated financial statements and other portions of this Annual Report on Form 10-K have been conformed to present the CA business as discontinued operations. There was no discontinued operations activity for the CA business after December 31, 2021.

The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described under "Risk Factors" in this report. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Our fiscal year ends December 31 and, unless otherwise noted, references to years or fiscal are for fiscal years ended December 31. See "— Results of Operations."

Company Overview

Gogo is the world's largest provider of broadband connectivity services for the business aviation market. We have served this market for more than 25 years. Our mission is to enrich the lives of passengers and the efficiency of operators with the world's best business aviation in-flight connectivity and customer support. We have always sought to provide the best connectivity for the business aviation market regardless of technology, and we have a successful history of doing so. Until recently, we focused primarily on business aviation aircraft in North America, which comprise approximately 63% of the worldwide business aviation fleet, and we are the leading provider of in-flight connectivity in that market. Gogo started in analogue air-to-ground ("ATG") technology in the late 1990s, then, as analogue cellular backhaul disappeared, migrated to narrowband satellite connectivity in the early 2000s, then back to ATG with our digital broadband 3G and 4G networks beginning in 2010. We expect to commercially launch our fourth ATG network – Gogo 5G – in the fourth quarter of 2024. We also continue to provide narrowband satellite services to customers in North America and internationally through distribution agreements with satellite providers. In May 2022, in order to further serve our existing customers and expand our target market, we announced plans to expand our broadband offerings beyond ATG by launching the first global broadband service designed for all models of business aircraft ("Gogo Galileo"). The service will use an electronically steered antenna ("ESA"), specifically designed to address a broad range of business aviation aircraft, operating on a low earth orbit ("LEO") satellite network and is targeted for commercial launch in the fourth quarter of 2024.

Our chief operating decision maker evaluates performance and business results for our operations, and makes resource and operating decisions, on a consolidated basis. As we do not have multiple segments, we do not present segment information in this Annual Report on Form 10-K.

Factors and Trends Affecting Our Results of Operations

We believe that our operating and business performance is driven by various factors that affect the business aviation industry, including trends affecting the travel industry and trends affecting the customer bases that we target, as well as factors that affect wireless Internet service providers and general macroeconomic factors. Key factors that may affect our future performance include:

- costs associated with the implementation of, and our ability to implement on a timely basis, our technology roadmap, including upgrades to and installation of the ATG technologies we currently offer, Gogo 5G, Gogo Galileo and any other next generation or other new technology;

- our ability to manage issues and related costs that may arise in connection with the implementation of our technology roadmap, including technological issues and related remediation efforts and failures or delays on the part of antenna, chipset, and other equipment developers and providers or satellite network providers, some of which are single-source;

- our ability to license additional spectrum and make other improvements to our network and operations as technology and user expectations change;

- the number of aircraft in service in our markets, including consolidations or changes in fleet size by one or more of our large-fleet customers;

- the economic environment and other trends that affect both business and leisure aviation travel;

- disruptions to supply chains in the aviation industry and installations of our equipment driven by, among other things, labor shortages;

- the extent of our customers' adoption of our products and services, which is affected by, among other things, willingness to pay for the services that we provide, the quality and reliability of our products and services, changes in technology and competition from current competitors and new market entrants;

- our ability to engage suppliers of equipment components and network services on a timely basis and on commercially reasonable terms;

- our ability to fully utilize portions of our deferred income tax assets;

- changes in laws, regulations and interpretations affecting telecommunications services globally, including those affecting our ability to maintain our licenses for ATG spectrum in the United States, obtain sufficient rights to use additional ATG spectrum and/or other sources of broadband connectivity to deliver our services, including Gogo Galileo, expand our service offerings and manage our network; and

- changes in laws, regulations and policies affecting our business or the business of our customers and suppliers globally, including changes that impact the design of our equipment and our ability to obtain required certifications for our equipment.

Key Business Metrics

Our management regularly reviews financial and operating metrics, including the following key operating metrics, to evaluate the performance of our business and our success in executing our business plan, make decisions regarding resource allocation and corporate strategies, and evaluate forward-looking projections.

	For the Years Ended December 31,		
	2023	2022	2021
Aircraft online (at period end)			
ATG AVANCE	3,976	3,279	2,504
Gogo Biz	3,229	3,656	3,896
Total ATG	7,205	6,935	6,400
Narrowband satellite	4,341	4,475	4,567
Average monthly connectivity service revenue per aircraft online			
ATG	$ 3,380	$ 3,349	$ 3,238
Narrowband satellite	298	268	250
Units sold			
ATG	894	1,334	869
Narrowband satellite	174	206	205
Average equipment revenue per unit sold (in thousands)			
ATG	$ 72	$ 68	$ 71
Narrowband satellite	46	49	54

- *ATG AVANCE aircraft online.* We define ATG AVANCE aircraft online as the total number of business aircraft equipped with our AVANCE L5 or L3 system for which we provide ATG services as of the last day of each period presented.

- *Gogo Biz aircraft online.* We define Gogo Biz aircraft online as the total number of business aircraft not equipped with our AVANCE L5 or L3 system for which we provide ATG services as of the last day of each period presented. This number excludes commercial aircraft operated by Intelsat's airline customers receiving ATG service.

- *Narrowband satellite aircraft online.* We define satellite aircraft online as the total number of business aircraft for which we provide narrowband satellite services as of the last day of each period presented.

- *Average monthly connectivity service revenue per ATG aircraft online.* We define average monthly connectivity service revenue per ATG aircraft online as the aggregate ATG connectivity service revenue for the period divided by the number of months in the period, divided by the number of ATG aircraft online during the period (expressed as an average of the month end figures for each month in such period). Revenue share earned from Intelsat is excluded from this calculation.

- *Average monthly connectivity service revenue per narrowband satellite aircraft online.* We define average monthly connectivity service revenue per narrowband satellite aircraft online as the aggregate narrowband satellite connectivity service revenue for the period divided by the number of months in the period, divided by the number of narrowband satellite aircraft online during the period (expressed as an average of the month end figures for each month in such period).

- *Units sold*. We define units sold as the number of ATG or narrowband satellite units for which we recognized revenue during the period.

- *Average equipment revenue per ATG unit sold*. We define average equipment revenue per ATG unit sold as the aggregate equipment revenue from all ATG units sold during the period, divided by the number of ATG units sold.

- *Average equipment revenue per narrowband satellite unit sold*. We define average equipment revenue per narrowband satellite unit sold as the aggregate equipment revenue earned from all narrowband satellite units sold during the period, divided by the number of narrowband satellite units sold.

Key Components of Consolidated Statements of Operations

As a result of the Transaction, all periods presented in this Annual Report on Form 10-K have been conformed to present the CA business as a discontinued operation. We report the financial results of discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. The results of operations and cash flows of a discontinued operation are restated for all comparative periods presented. Refer to Note 19, "Discontinued Operations," to our consolidated financial statements for further information.

The following briefly describes certain key components of revenue and expenses as presented in our consolidated statements of operations.

Revenue:

We generate two types of revenue: service revenue and equipment revenue.

Service revenue primarily consists of monthly subscription and usage fees paid by aircraft owners and operators for telecommunication, data, and in-flight entertainment services. Service revenue is recognized as the services are provided to the customer.

Equipment revenue primarily consists of proceeds from the sale of ATG and narrowband satellite connectivity equipment and is recognized when control of the equipment is transferred to OEMs and dealers, which generally occurs when the equipment is shipped.

Cost of Revenue:

Cost of service revenue consists of ATG network costs, satellite provider service costs, transaction costs and costs related to network operations.

Cost of equipment revenue primarily consists of the costs of purchasing component parts used in the manufacture of our equipment and the production, installation, technical support and quality assurance costs associated with the equipment sales.

Engineering, Design and Development Expenses:

Engineering, design and development expenses include the costs incurred to design and develop our technologies and products. This includes the design, development and integration of our ATG ground networks and airborne line replaceable units, the design and development of products and enhancements thereto, and program management activities. Engineering, design and development expenses also include costs associated with enhancements to existing products.

Sales and Marketing Expenses:

Sales and marketing expenses consist of costs associated with activities related to customer sales (including sales commissions), digital marketing and lead generation, advertising and promotions, product management, trade shows and customer service support for end users.

General and Administrative Expenses:

General and administrative expenses include personnel and related operating costs of the business support functions, including finance and accounting, legal, human resources, administrative, information technology, facilities and executive groups.

Depreciation and Amortization:

Depreciation expense includes expense associated with the depreciation of our network equipment, office equipment and furniture, fixtures and leasehold improvements, which is recorded over their estimated useful lives. Amortization expense includes the amortization of our finite-lived intangible assets on a straight-line basis over their estimated useful lives.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of our consolidated financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related exposures. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. In some instances, we could reasonably use different accounting estimates, and in some instances actual results could differ significantly from our estimates. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe that the assumptions and estimates associated with the valuation allowance related to our deferred income tax assets have the greatest potential impact on and are the most critical to fully understanding and evaluating our reported financial results, and that they require our most difficult, subjective or complex judgments. For a discussion of our significant accounting policies to which many of these estimates relate, see Note 1, "Summary of Significant Accounting Policies," to our consolidated financial statements.

Note that these critical accounting estimates relate solely to our continuing operations. The accounting policies related to our discontinued operations are discussed in Note 19, "Discontinued Operations," to our consolidated financial statements.

Deferred Income Taxes - Valuation Allowance:

We account for the valuation allowance on our deferred income tax assets in accordance with Accounting Standards Codification Topic 740, *Income Taxes* ("ASC 740").

On a recurring basis, we assess the need for a valuation allowance related to our deferred income tax assets, which includes consideration of both positive and negative evidence to determine, based on the weight of the available evidence, whether it is more likely than not that some or all of our deferred tax assets will not be realized. In our assessment, we consider recent financial operating results, the scheduled expiration of our net operating losses, potential sources of future taxable income, the reversal of existing taxable differences, taxable income in prior carryback years, if permitted under tax law, and tax planning strategies.

Our determination that we are more likely than not to realize a portion of our deferred tax assets represents our best estimate and considers both positive and negative factors. This estimate involves significant management judgment and is inherently subjective. We considered positive factors including our recent history of pre-tax income, the sale of our CA business, the reduction in interest expense resulting from the Refinancing (as defined herein) and the settlement of the 6% Convertible Senior Notes due 2022 (the "2022 Convertible Notes") and our projected future taxable income. The negative factors included no carryback potential due to historical pre-tax losses, not enough current taxable temporary differences to utilize the existing deferred tax assets and no available significant, prudent and feasible tax planning strategies. It is possible that there will be changes in our business, our performance, our industry or otherwise that cause actual results to differ materially from this estimate. If those changes result in significant and sustained reductions in our pre-tax income or utilization of existing tax carryforwards in future periods, additional valuation allowances may have to be recorded with corresponding adverse impacts on earnings and/or other comprehensive income. Such adverse impacts may be material.

For the year ended December 31, 2023, our determination that we are more likely than not to realize a portion of our deferred tax assets resulted in a release of approximately $72.8 million of our valuation allowance. The remaining valuation allowance is still required for deferred tax assets related to certain state tax credits, foreign net operating losses and capital losses, as we determined that it was more likely than not that, as of December 31, 2023, these deferred tax assets will not be realized.

See Note 13, "Income Tax," to our consolidated financial statements for additional information.

Recent Accounting Pronouncements

See Note 1, "Summary of Significant Accounting Policies," to our consolidated financial statements for additional information.

Results of Operations

The following table sets forth, for the periods presented, certain data from our consolidated statements of operations. The information contained in the table below should be read in conjunction with our consolidated financial statements and related notes.

Consolidated Statements of Operations
(in thousands)

	For the Years Ended December 31,		
	2023	2022	2021
Revenue:			
Service revenue	$ 318,015	$ 296,329	$ 259,583
Equipment revenue	79,562	107,738	76,133
Total revenue	397,577	404,067	335,716
Operating expenses:			
Cost of service revenue (exclusive of items shown below)	69,568	64,427	56,103
Cost of equipment revenue (exclusive of items shown below)	63,383	71,473	46,092
Engineering, design and development	36,683	29,587	24,874
Sales and marketing	29,797	25,471	20,985
General and administrative	57,280	58,203	51,554
Depreciation and amortization	16,701	12,580	15,482
Total operating expenses	273,412	261,741	215,090
Operating income	124,165	142,326	120,626
Other expense (income):			
Interest income	(7,403)	(2,386)	(191)
Interest expense	33,056	38,872	67,472
Loss on extinguishment of debt and settlement of convertible notes	2,224	—	83,961
Other (income) expense, net	(1,315)	123	25
Total other expense	26,562	36,609	151,267
Income (loss) from continuing operations before income taxes	97,603	105,717	(30,641)
Income tax (benefit) provision	(48,075)	13,658	(187,230)
Net income from continuing operations	145,678	92,059	156,589
Net loss from discontinued operations, net of tax	—	—	(3,854)
Net income	$ 145,678	$ 92,059	$ 152,735

Years Ended December 31, 2023 and 2022

Revenue:

Revenue and percent change for the years ended December 31, 2023 and 2022 were as follows *(in thousands, except for percent change)*:

	For the Years Ended December 31,		% Change
	2023	2022	2023 over 2022
Service revenue	$ 318,015	$ 296,329	7.3%
Equipment revenue	79,562	107,738	(26.2)%
Total revenue	$ 397,577	$ 404,067	(1.6)%

Total revenue decreased to $397.6 million for the year ended December 31, 2023, as compared with $404.1 million for the prior year, due to a decrease in equipment revenue, partially offset by an increase in service revenue.

Service revenue increased to $318.0 million for the year ended December 31, 2023, as compared with $296.3 million for the prior year, primarily due to increases in ATG aircraft online.

Equipment revenue decreased to $79.6 million for the year ended December 31, 2023, as compared with $107.7 million for the prior year, primarily due to decreases in the number of ATG units sold, with 894 units sold during the year ended December 31, 2023 as compared with 1,334 units for the prior year.

We expect service revenue to increase in the future as additional aircraft come online, including the expected impact of the launch of Gogo 5G and Gogo Galileo. We expect equipment revenue to increase in the future driven by additional sales of ATG units including Gogo 5G, and Gogo Galileo units.

Cost of Revenue:

Cost of service revenue and percent change for the years ended December 31, 2023 and 2022 were as follows *(in thousands, except for percent change)*:

| | For the Years Ended December 31, | | % Change |
	2023	2022	2023 over 2022
Cost of service revenue	$ 69,568	$ 64,427	8.0%
Cost of equipment revenue	$ 63,383	$ 71,473	(11.3)%

Cost of service revenue increased to $69.6 million for the year ended December 31, 2023, as compared with $64.4 million for the prior year, primarily due to an increase in personnel costs and network and data center costs.

We expect cost of service revenue to increase over time, primarily due to service revenue growth and increasing network costs including Gogo 5G and Gogo Galileo, as well as data center costs.

Cost of equipment revenue decreased to $63.4 million for the year ended December 31, 2023, as compared with $71.5 million for the prior year, primarily due to a decrease in ATG units sold.

We expect that our cost of equipment revenue will increase with growth in ATG units sold, including Gogo 5G, and Gogo Galileo units, following the launch of those products. Additionally, we expect to incur additional costs associated with the FCC Reimbursement Program which we expect to be partially offset by the reimbursements from the FCC.

Engineering, Design and Development Expenses:

Engineering, design and development expenses increased to $36.7 million for the year ended December 31, 2023, as compared with $29.6 million for the prior year, primarily due to the Gogo Galileo development program and increased personnel costs.

We expect engineering, design and development expenses as a percentage of service revenue to increase in 2024, driven by Gogo Galileo development costs and Gogo 5G program spend, and decrease thereafter as the programs are completed and the level of investment decreases and revenue increases.

Sales and Marketing Expenses:

Sales and marketing expenses increased to $29.8 million for the year ended December 31, 2023, as compared with $25.5 million for the prior year, primarily due to increased personnel costs.

We expect sales and marketing expenses as a percentage of service revenue to remain relatively flat in the future.

General and Administrative Expenses:

General and administrative expenses decreased to $57.3 million for the year ended December 31, 2023, as compared with $58.2 million for the prior year, primarily due to decreased personnel costs tied to a reduction in bonus expense, partially offset by an increase in legal fees resulting primarily from the costs incurred in the SmartSky litigation.

We expect general and administrative expenses as a percentage of service revenue to decrease over time.

Depreciation and Amortization:

Depreciation and amortization expense increased to $16.7 million for the year ended December 31, 2023, as compared with $12.6 million for the prior year, primarily due to accelerated depreciation expense for certain network equipment related to the FCC Reimbursement Program, partially offset by decreased amortization expense for capitalized software. See Note 1, "Summary of Significant Accounting Policies," to our Consolidated Financial Statements for additional information on the accelerated depreciation expense.

We expect that our depreciation and amortization expense will increase in the future as we launch our Gogo 5G network.

Other (Income) Expense:

Other (income) expense and percent change for the years ended December 31, 2023 and 2022 were as follows *(in thousands, except for percent change)*:

	For the Years Ended December 31,		% Change 2023 over 2022
	2023	2022	
Interest income	$ (7,403)	$ (2,386)	210.3%
Interest expense	33,056	38,872	(15.0)%
Loss on extinguishment of debt	2,224	—	nm
Other (income) expense, net	(1,315)	123	(1169.1)%
Total	$ 26,562	$ 36,609	(27.4)%

Percentage changes that are considered not meaningful are denoted with nm.

Total other expense decreased to $26.6 million for the year ended December 31, 2023, as compared with $36.6 million for the prior year, primarily due to an increase in interest income, a decrease in interest expense as a result of the 2022 Convertible Notes no longer being outstanding during the current-year period, an increase in capitalized interest, gain on sale of an equity investment and the benefit from the interest rate caps, partially offset by an increase in interest expense related to the Term Loan Facility and the loss on extinguishment of debt resulting from the $100 million prepayment of the outstanding principal amount of the Term Loan Facility on May 3, 2023.

We expect our interest expense to fluctuate in the future based on changes in the variable rates associated with the Facilities, partially offset by the impact of the interest rate caps. We expect these fluctuations to be impacted by the decrease in the hedge benefit as our hedge notional amount decreases and the strike rate increases. See Note 8, "Long-Term Debt and Other Liabilities," to our consolidated financial statements for additional information.

Income Taxes:

The effective income tax rate for the year ended December 31, 2023 was (49.3)%, as compared with 12.9% for the prior year. The income tax benefit of $48.1 million for the year ended December 31, 2023 was primarily due to a partial release of the valuation allowance on our deferred income tax assets, partially offset by pre-tax income. The income tax expense of $13.7 million for the year ended December 31, 2022 was primarily due to pre-tax income, partially offset by the partial release of the valuation allowance against our deferred income tax assets and the tax benefits associated with stock-based compensation. See Note 13, "Income Tax," to our consolidated financial statements for additional information.

We expect our income tax provision to increase in the long term as we continue to generate positive pre-tax income. We expect cash tax payments to be immaterial for an extended period of time, subject to the availability of our net operating loss carryforward amounts.

Years Ended December 31, 2022 and 2021

"Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 28, 2023 and incorporated by reference herein, includes a discussion of changes in our results of operations from fiscal year 2021 to fiscal year 2022.

Non-GAAP Measures

In our discussion below, we discuss EBITDA, Adjusted EBITDA and Free Cash Flow, as defined below, which are non-GAAP financial measures. Management uses EBITDA, Adjusted EBITDA and Free Cash Flow for business planning purposes, including managing our business against internally projected results of operations and measuring our performance and liquidity. These supplemental performance measures also provide another basis for comparing period-to-period results by excluding potential differences caused by non-operational and unusual or non-recurring items. These supplemental performance measures may vary from and may not be comparable to similarly titled measures used by other companies. EBITDA, Adjusted EBITDA and Free Cash Flow are not recognized measurements under GAAP; when analyzing our performance with EBITDA or Adjusted EBITDA or liquidity with Free Cash Flow, as applicable, investors should (i) evaluate each adjustment in our reconciliation to the corresponding GAAP measure, and the explanatory footnotes regarding those adjustments, (ii) use EBITDA or Adjusted EBITDA in addition to, and not as an alternative to, net income attributable to common stock as a measure of operating results and (iii) use Free Cash Flow in addition to, and not as an alternative to, consolidated net cash provided by operating activities when evaluating our liquidity.

Definition and Reconciliation of Non-GAAP Measures

EBITDA represents net income attributable to common stock before interest expense, interest income, income taxes and depreciation and amortization expense.

Adjusted EBITDA represents EBITDA adjusted for (i) stock-based compensation expense included in the results of continuing operations, (ii) loss on extinguishment of debt and settlement of convertible notes, (iii) gain on sale of equity investment, (iv) the results of discontinued operations, including stock-based compensation expense and the gain on the sale of CA and (v) separation costs related to the sale of CA. Our management believes that the use of Adjusted EBITDA eliminates items that management believes have less bearing on our operating performance, thereby highlighting trends in our core business which may not otherwise be apparent. It also provides an assessment of controllable expenses, which are indicators management uses to determine whether current spending decisions need to be adjusted in order to meet financial goals and achieve optimal financial performance.

We believe that the exclusion of stock-based compensation expense from Adjusted EBITDA provides a clearer view of the operating performance of our business and is appropriate given that grants made at a certain price and point in time do not necessarily reflect how our business is performing at any particular time. While we believe that investors should have information about any dilutive effect of outstanding options and the cost of that compensation, we also believe that stockholders should have the ability to consider our performance using a non-GAAP financial measure that excludes these costs and that management uses to evaluate our business.

We believe it is useful for an understanding of our operating performance to exclude the loss on extinguishment of debt and settlement of convertible notes from Adjusted EBITDA because of the infrequently occurring nature of this activity.

We believe it is useful for an understanding of our operating performance to exclude the gain on sale of equity investment from Adjusted EBITDA because this activity is not related to our operating performance.

We believe it is useful for an understanding of our operating performance to exclude the results of our discontinued operations from Adjusted EBITDA because they are not part of our ongoing operations.

We believe it is useful for an understanding of our operating performance to exclude separation costs related to the sale of CA from Adjusted EBITDA for the year ended December 31, 2021 because of the non-recurring nature of this activity.

We also present Adjusted EBITDA as a supplemental performance measure because we believe that this measure provides investors, securities analysts and other users of our consolidated financial statements with important supplemental information with which to evaluate our performance and to enable them to assess our performance on the same basis as management.

Free Cash Flow represents net cash provided by operating activities, plus the proceeds received from the FCC Reimbursement Program and the interest rate caps, less purchases of property and equipment and the acquisition of intangible assets and cash paid to purchase our interest rate caps. We believe that Free Cash Flow provides meaningful information regarding our liquidity. Management believes that Free Cash Flow is useful for investors because it provides them with an important perspective on the cash available for strategic measures, after making necessary capital investments in property and equipment to support the Company's ongoing business operations and provides them with the same measures that management uses as the basis of making capital allocation decisions.

Gogo Inc. and Subsidiaries
Reconciliation of GAAP to Non-GAAP Measures
(in thousands, unaudited)

	For the Years Ended December 31,		
	2023	2022	2021
Adjusted EBITDA:			
Net income attributable to common stock (GAAP)	$ 145,678	$ 92,059	$ 152,735
Interest expense	33,056	38,872	67,472
Interest income	(7,403)	(2,386)	(191)
Income tax provision (benefit)	(48,075)	13,658	(187,230)
Depreciation and amortization	16,701	12,580	15,482
EBITDA	139,957	154,783	48,268
Stock-based compensation expense	21,288	19,065	13,345
Loss on extinguishment of debt and settlement of convertible notes	2,224	—	83,961
Gain on sale of equity investment	(1,343)	—	—
Loss from discontinued operations	—	—	3,854
Separation costs related to CA sale	—	—	1,550
Adjusted EBITDA	$ 162,126	$ 173,848	$ 150,978
Free Cash Flow:			
Net cash provided by operating activities (GAAP)	$ 78,970	$ 103,405	$ 66,697
Consolidated capital expenditures	(24,088)	(49,914)	(8,660)
Proceeds from FCC Reimbursement Program for property, equipment and intangibles	1,130	—	—
Proceeds from (purchase of) interest rate caps	26,675	4,292	(8,629)
Free cash flow	$ 82,687	$ 57,783	$ 49,408

Material limitations of Non-GAAP measures

Although EBITDA, Adjusted EBITDA and Free Cash Flow are measurements frequently used by investors and securities analysts in their evaluations of companies, EBITDA, Adjusted EBITDA and Free Cash Flow each have limitations as an analytical tool, and you should not consider them in isolation or as a substitute for, or more meaningful than, amounts determined in accordance with GAAP.

Some of these limitations include:

- EBITDA and Adjusted EBITDA do not reflect interest income or expense;

- EBITDA and Adjusted EBITDA do not reflect cash requirements for our income taxes;

- EBITDA and Adjusted EBITDA do not reflect depreciation and amortization, which are significant and unavoidable operating costs given the level of capital expenditures needed to maintain our business;

- Adjusted EBITDA does not reflect non-cash components of employee compensation;

- Adjusted EBITDA does not reflect the gain on sale of equity investment;

- Adjusted EBITDA does not reflect the results of discontinued operations;

- Adjusted EBITDA for the year ended December 31, 2021 does not reflect the separation costs related to the sale of CA;

- Adjusted EBITDA does not reflect the loss on extinguishment of debt and settlement of convertible notes;

- Free Cash Flow does not represent the total increase or decrease in our cash balance for the period; and

- since other companies in our industry or related industries may calculate these measures differently from the way we do, their usefulness as comparative measures may be limited.

Liquidity and Capital Resources

We have historically financed our growth and cash needs primarily through the issuance of common stock, debt and cash from operating activities. We continually evaluate our ongoing capital needs in light of increasing demand for our services, capacity requirements, evolving user expectations regarding the in-flight connectivity experience, evolving technologies in our industry and related strategic, operational and technological opportunities. Our capital management activities include the assessment of opportunities to raise additional capital in the public and private markets, utilizing one or more of the types of capital raising transactions through which we have historically financed our growth and cash needs, as well as other means of capital raising not previously used by us.

See the disclosure below under the heading "Debt Instruments" for the definitions of the debt and convertible debt instruments to which we refer in this section, as well as the indentures and other agreements that govern them.

Based on our current plans, we expect our cash and cash equivalents, cash flows provided by operating activities and access to capital markets will be sufficient to meet the cash requirements of our business, including capital expenditure requirements, debt maturities and share repurchases, if any, for at least the next twelve months and thereafter for the foreseeable future.

On September 5, 2023, we announced a share repurchase program that grants the Company authority to repurchase up to $50 million of shares of the Company's common stock. Repurchases may be made at management's discretion from time to time on the open market, through privately negotiated transactions, or by other means, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Exchange Act, in accordance with applicable securities laws and other restrictions, including Rule 10b-18 under the Exchange Act. The repurchase program has no time limit and may be suspended for periods or discontinued at any time and does not obligate us to purchase any shares of our common stock. The timing and total amount of stock repurchases will depend upon business, economic and market conditions, corporate and regulatory requirements, prevailing stock prices, and other considerations. We do not expect to incur debt to fund the share repurchase program. During the year ended December 31, 2023, we repurchased an aggregate 0.5 million shares of our common stock for $4.8 million.

As detailed in Note 8, "Long-Term Debt and Other Liabilities," on April 30, 2021, GIH entered into the 2021 Credit Agreement with Gogo, the lenders and issuing banks party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent, which provides for the Term Loan Facility in an aggregate principal amount of $725.0 million, issued with a discount of 0.5%, and the Revolving Facility, which includes a letter of credit sub-facility.

On February 2, 2023, Gogo and GIH entered into an amendment to the Original 2021 Credit Agreement with Morgan Stanley Senior Funding, Inc., as administrative agent, which replaced all references in the Original 2021 Credit Agreement to LIBOR in respect of the applicable interest rates for the Facilities with an adjusted term SOFR rate, plus a credit spread adjustment recommended by the Alternative Reference Rates Committee.

The Term Loan Facility amortizes in nominal quarterly installments equal to 1% of the aggregate initial principal amount thereof per annum, with the remaining balance payable upon final maturity on April 30, 2028. There are no amortization payments under the Revolving Facility, and all borrowings under the Revolving Facility mature on April 30, 2026. On May 3, 2023, the Company prepaid $100 million of the outstanding principal amount of the Term Loan Facility.

The 2021 Credit Agreement contains customary events of default, which, if any of them occurred, would permit or require the principal, premium, if any, and interest on all of the then outstanding obligations under the Facilities to be due and payable immediately and the commitments under the Revolving Facility to be terminated.

The 2021 Credit Agreement contains covenants that limit the ability of GIH and its subsidiaries to incur additional indebtedness. Further, market conditions and/or our financial performance may limit our access to additional sources of equity or debt financing, or our ability to pursue potential strategic alternatives. As a result, we may be unable to finance the growth of our business to the extent that our cash, cash equivalents and short-term investments and cash generated through operating activities prove insufficient or we are unable to raise additional financing through the issuance of equity, permitted incurrences of debt (by us or by GIH and its subsidiaries), or the pursuit of potential strategic alternatives.

The proceeds of the Term Loan Facility were used, together with cash on hand, (i) to redeem in full and pay the outstanding principal amount of the 2024 Senior Secured Notes together with accrued and unpaid interest and redemption premiums and to pay fees associated with the termination of the ABL Credit Agreement (together with the redemption of the 2024 Senior Secured Notes, the "Refinancing"), and (ii) to pay the other fees and expenses incurred in connection with the Refinancing and the Facilities. The Revolving Facility is available for working capital and general corporate purposes of GIH and its subsidiaries and was undrawn as of December 31, 2023.

In May 2022, the remaining $102.8 million aggregate principal amount of the 2022 Convertible Notes was converted by holders into 17,131,332 shares of common stock.

In May 2021, we purchased interest rate caps with an aggregate notional amount of $650.0 million for $8.6 million. We receive payments in the amount calculated pursuant to the caps for any period in which the daily compounded SOFR rate plus a credit spread adjustment recommended by the Alternative Reference Rates Committees of 0.26% increases beyond the applicable strike rate. The termination date of the cap agreements is July 31, 2027. The notional amounts of the interest rate caps periodically decrease over the life of the caps with the first reduction of $125.0 million having occurred on July 31, 2023. The aggregate notional amount of the interest rate caps as of December 31, 2023 is $525.0 million. While the interest rate caps are intended to limit our interest rate exposure under our variable rate indebtedness, which includes the Facilities, if our variable rate indebtedness does not decrease in proportion to the periodic decreases in the notional amount hedged under the interest rate caps, then the portion of such indebtedness that will be effectively hedged against possible increases in interest rates will decrease. In addition, the strike prices periodically increase over the life of the caps. As a result, the extent to which the interest rate caps will limit our interest rate exposure will decrease in the future.

For additional information on the interest rate caps, see Note 9, "Derivative Instruments and Hedging Activities," to our consolidated financial statements.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations, comprised of our material future cash requirements and deferred revenue arrangements, as of December 31, 2023 *(in thousands)*.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations:					
Lease obligations[1]	$ 104,804	$ 15,397	$ 30,888	$ 27,063	$ 31,456
Purchase obligations [2]	436,207	117,279	162,885	146,974	9,069
Term Loan Facility [3]	606,875	7,250	14,500	585,125	—
Interest and fees on the Facilities [3][4]	240,522	56,940	111,302	72,280	—
Deferred revenue arrangements [5]	1,019	1,003	16	—	—
Other long-term obligations [6]	59,912	12,171	20,640	1,902	25,199
Total	$ 1,449,339	$ 210,040	$ 340,231	$ 833,344	$ 65,724

(1) See Note 14, "Leases," to our consolidated financial statements for more information.

(2) As of December 31, 2023, our outstanding purchase obligations represented obligations to vendors incurred in order to meet operational requirements in the normal course of business, including the build out of Gogo 5G, Gogo Galileo, information technology, research and development, sales and marketing, general and administrative and production related activities.

(3) See Note 8, "Long-Term Debt and Other Liabilities," to our consolidated financial statements for more information.

(4) Interest on the Term Loan Facility is calculated for future periods using the interest rate in effect as of December 31, 2023 and excludes the impact of our interest rate caps.

(5) Amounts represent obligations to provide services for which we have already received cash from our customers.

(6) Other long-term obligations consist of estimated payments (undiscounted) for our asset retirement obligations, network transmission services and monthly payments of C$0.1 million (using the December 31, 2023 exchange rate) to the licensor of our Canadian ATG spectrum license over the estimated 25-year term of the agreement. Other long-term obligations exclude tax liability payments due to the uncertainty of their timing.

Contractual Commitments: We have agreements with various vendors under which we have remaining commitments to purchase hardware components and development services. Such commitments will become payable as we receive the hardware components or as development services are provided. See Note 15, "Commitments and Contingencies," to our consolidated financial statements for additional information.

Leases and Cell Site Contracts: We have lease agreements relating to certain facilities and equipment, which are considered operating leases. See Note 14, "Leases," to our consolidated financial statements for additional information.

Indemnifications and Guarantees: In accordance with Delaware law, we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. The maximum potential amount of future payments we could be required to make under this indemnification is uncertain and may be unlimited, depending upon circumstances. However, our Directors' and Officers' insurance does provide coverage for certain of these losses.

In the ordinary course of business, we may occasionally enter into agreements pursuant to which we may be obligated to pay for the failure of the performance of others, such as the use of corporate credit cards issued to employees. Based on historical experience, we believe that the risk of sustaining any material loss related to such guarantees is remote.

We have entered into a number of agreements pursuant to which we indemnify the other party for losses and expenses suffered or incurred in connection with any patent, copyright, or trademark infringement or misappropriation claim asserted by a third party with respect to our equipment or services. The maximum potential amount of future payments we could be required to make under these indemnification agreements is uncertain and is typically not limited by the terms of the agreements.

Cash Flows

The following table presents a summary of our cash flow activity for the periods set forth below *(in thousands)*:

	For the Years Ended December 31,		
	2023	2022	2021
Cash flows from continuing operations:			
Net cash provided by operating activities	$ 78,970	$ 103,405	$ 66,697
Net cash provided by (used in) investing activities	29,856	(70,418)	(16,289)
Net cash used in financing activities	(120,434)	(28,388)	(331,037)
Net cash used in discontinued operations	—	—	(9,013)
Effect of foreign exchange rate changes on cash	94	13	40
Increase (decrease) in cash, cash equivalents and restricted cash	(11,514)	4,612	(289,602)
Cash, cash equivalents and restricted cash at beginning of period	150,880	146,268	435,870
Cash, cash equivalents and restricted cash at end of period	$ 139,366	$ 150,880	$ 146,268
Supplemental information:			
Cash, cash equivalents and restricted cash at end of period	$ 139,366	$ 150,880	$ 146,268
Less: current restricted cash	—	—	25
Less: non-current restricted cash	330	330	330
Cash and cash equivalents at end of period	$ 139,036	$ 150,550	$ 145,913

Following is a discussion of the year-over-year changes in cash flow activities.

Net cash provided by operating activities from continuing operations:

The following table presents a summary of our cash flows from operating activities from continuing operations for the periods set forth below *(in thousands)*:

	For the Years Ended December 31,		
	2023	2022	2021
Net income	$ 145,678	$ 92,059	$ 156,589
Non-cash charges and credits	(4,410)	51,110	(69,027)
Changes in operating assets and liabilities	(62,298)	(39,764)	(20,865)
Net cash provided by operating activities from continuing operations	$ 78,970	$ 103,405	$ 66,697

For the year ended December 31, 2023, cash provided by operating activities from continuing operations was $79.0 million, as compared with $103.4 million for the prior year. The principal contributors to the decrease in operating cash flows were:

- A $1.9 million decrease in net income and non-cash charges and credits, as noted above under "—Results of Operations."

- A $22.5 million decrease in cash flows related to operating assets and liabilities resulting from:

  o A decrease in cash flows primarily due to the following:

    ▪ Changes in prepaid expenses and other current assets primarily due to an interest rate caps receivable and receivables related to the FCC Reimbursement Program; and

    ▪ Changes in accrued interest due to the change in timing of payments.

  o Partially offset by an increase in cash flows primarily due to changes in accounts receivable due to the timing of collections.

For the year ended December 31, 2022, cash provided by operating activities from continuing operations was $103.4 million, as compared with $66.7 million for the prior year. The principal contributors to the increase in operating cash flows were:

- A $55.6 million improvement in net income and non-cash charges and credits, as noted above under "—Results of Operations."

- An $18.9 million decrease in cash flows related to operating assets and liabilities resulting from:

  o A decrease in cash flows primarily due to the following:

    ▪ Changes in accounts receivable due to higher revenue;

    ▪ Changes in inventories due to additional purchases to meet increased demand and manage supply chain disruptions; and

    ▪ Changes in accounts payable and non-current assets and liabilities primarily due to the timing of payments.

- o Partially offset by an increase in cash flows due to the following:
  - Changes in accrued interest primarily due to the timing of interest payments as compared with the prior year and lower interest expense resulting from the Refinancing; and
  - Changes in contract assets and deferred revenue due to the timing of revenue recognition and payment or collection of cash.

Cash paid for taxes totaled $1.0 million, $0.4 million and $0.4 million, respectively, for the years ended December 31, 2023, 2022 and 2021. We expect cash tax payments to be immaterial for an extended period of time, subject to the availability of our net operating losses.

Net cash provided by (used in) investing activities from continuing operations:

Cash provided by investing activities from continuing operations was $29.9 million for the year ended December 31, 2023, primarily due to $26.7 million of proceeds from interest rate caps, $24.8 million in net redemptions of short-term investments, $1.3 million in net proceeds from the sale of an equity investment and $1.1 million received from the FCC Reimbursement Program for capital expenditures, partially offset by $24.1 million of capital expenditures noted below.

Cash used in investing activities from continuing operations was $70.4 million for the year ended December 31, 2022, primarily due to $49.9 million of capital expenditures noted below and $24.8 million purchase of short-term investments, partially offset by $4.3 million of proceeds from interest rate caps.

Cash used in investing activities from continuing operations was $16.3 million for the year ended December 31, 2021, primarily due to $8.7 million of capital expenditures noted below and $8.6 million purchase of interest rate caps, partially offset by $1.0 million of proceeds from sale of property and equipment.

Net cash used in financing activities from continuing operations:

Cash used in financing activities from continuing operations for the year ended December 31, 2023 was $120.4 million, primarily due to principal payments on the Term Loan Facility, stock-based compensation activities and share repurchases.

Cash used in financing activities from continuing operations for the year ended December 31, 2022 was $28.4 million, primarily due to the repurchase of 1.5 million shares of common stock in a private transaction and principal repayments on the Term Loan Facility.

Cash used in financing activities from continuing operations for the year ended December 31, 2021 was $331.0 million, primarily due to the redemption of all of our outstanding 2024 Senior Secured Notes (including the make-whole premium payable under the indenture governing the 2024 Senior Secured Notes) for a redemption price totaling $1,023.1 million and the payment of $20.3 million of deferred financing fees associated with the issuance of the Facilities, offset in part by $721.4 million of gross proceeds from the Term Loan Facility.

Net cash used in discontinued operations:

Cash used in discontinued operations for the year ended December 31, 2021 was $9.0 million, primarily due to $7.8 million used in investing activities for a payment to Intelsat in settlement of working capital adjustments relating to the Transaction and $1.2 million used in operating activities primarily to pay the employer portion of taxes related to the vesting of equity awards and the exercise of stock options.

Capital Expenditures

Our business requires significant capital expenditures, primarily for technology development, equipment and capacity expansion. Capital spending for continuing operations for the periods presented in this report is associated with the expansion of our ATG network and data centers. We capitalized software development costs related to network technology solutions and new product/service offerings. We also capitalized costs related to the build-out of our office locations.

Capital expenditures for continuing operations for the years ended December 31, 2023, 2022 and 2021 were $24.1 million, $49.9 million and $8.7 million, respectively. The decrease in capital expenditures in 2023 as compared to 2022 was primarily due to the build out of the Gogo 5G network during 2022. The increase in capital expenditures in 2022 as compared to 2021 was primarily due to the build out of Gogo 5G.

We expect that our capital expenditures will increase in the near term due to Gogo 5G and the build out of the LTE network related to the FCC Reimbursement Program. This increase may be partially offset by reimbursements from the FCC. We expect that our capital expenditures will decrease starting in 2026 as these programs are completed.

Debt Instruments

Following is a discussion of the debt instruments we had in place as of December 31, 2023 as well as those we utilized during the years ended December 31, 2023, 2022 and 2021.

2021 Credit Agreement

On April 30, 2021, Gogo and Gogo Intermediate Holdings LLC ("GIH") (a wholly owned subsidiary of Gogo Inc.) entered into a credit agreement (the "Original 2021 Credit Agreement," and, as it may be amended, supplemented or otherwise modified from time to time, the "2021 Credit Agreement") among Gogo, GIH, the lenders and issuing banks party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent, which provides for (i) a term loan credit facility (the "Term Loan Facility") in an aggregate principal amount of $725.0 million, issued with a discount of 0.5%, and (ii) a revolving credit facility (the "Revolving Facility" and together with the Term Loan Facility, the "Facilities") of up to $100.0 million, which includes a letter of credit sub-facility.

On February 2, 2023, Gogo and GIH entered into an amendment to the Original 2021 Credit Agreement with Morgan Stanley Senior Funding, Inc., as administrative agent, which replaced all references in the Original 2021 Credit Agreement to LIBOR in respect of the applicable interest rates for the Facilities with an adjusted term secured overnight financing rate as administered by the Federal Reserve Bank of New York ("SOFR"), plus a credit spread adjustment recommended by the Alternative Reference Rates Committee. We elected to apply the optional expedient within ASC 848, *Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, to conclude that this modification was not substantial and did not have a material impact to our consolidated financial statements.

The Term Loan Facility amortizes in nominal quarterly installments equal to one percent of the aggregate initial principal amount thereof per annum, with the remaining balance payable upon final maturity of the Term Loan Facility on April 30, 2028. There are no amortization payments under the Revolving Facility, and all borrowings under the Revolving Facility mature on April 30, 2026.

The Term Loan Facility bears annual interest at a floating rate measured by reference to, at GIH's option, either (i) an adjusted term SOFR rate (subject to a floor of 0.75%) plus an applicable margin of 3.75% and a credit spread adjustment recommended by the Alternative Reference Rates Committee of 0.11%, 0.26% or 0.43% per annum based on 1-month, 3-month or 6-month term SOFR, respectively or (ii) an alternate base rate plus an applicable margin of 2.75%.

Loans outstanding under the Revolving Facility bear annual interest at a floating rate measured by reference to, at GIH's option, either (i) an adjusted term SOFR rate (subject to a floor of 0.00%) plus an applicable margin ranging from 3.25% to 3.75% per annum depending on GIH's senior secured first lien net leverage ratio and a credit spread adjustment recommended by the Alternative Reference Rates Committee of 0.11%, 0.26% or 0.43% per annum based on 1-month, 3-month or 6-month term SOFR, respectively or (ii) an alternate base rate plus an applicable margin ranging from 2.25% to 2.75% per annum depending on GIH's senior secured first lien net leverage ratio. Additionally, unused commitments under the Revolving Facility are subject to a fee ranging from 0.25% to 0.50% per annum depending on GIH's senior secured first lien net leverage ratio. As of December 31, 2023, the fee for the unused commitments under the Revolving Facility was 0.25% and the applicable margin was 3.25%.

The Facilities may be prepaid at GIH's option at any time without premium or penalty (other than customary breakage costs), subject to minimum principal payment amount requirements. On May 3, 2023, the Company prepaid $100 million of the outstanding principal amount of the Term Loan Facility. As a result, we wrote off $2.2 million of the deferred financing costs and unaccreted debt discount, which are included in Loss on extinguishment of debt and settlement of convertible notes in our Consolidated Statements of Operations for the year ended December 31, 2023.

The Term Loan Facility is subject to mandatory prepayment of the proceeds of certain non-permitted asset sales, insurance recoveries and condemnation events in an amount equal to: (i) 100% of the net cash proceeds of such certain non-permitted asset sales, insurance recoveries and condemnation events, subject to reduction to 50% and 0% if specified senior secured first lien net leverage ratio targets are met; (ii) 100% of the net cash proceeds of certain debt offerings; and (iii) 50% of annual excess cash flow (as defined in the 2021 Credit Agreement), subject to reduction to 25% and 0% if specified senior secured first lien net leverage ratio targets are met.

The Revolving Facility includes a financial covenant set at a maximum senior secured first lien net leverage ratio of 7.50:1.00, which will apply if the outstanding amount of loans and unreimbursed letter of credit drawings thereunder at the end of any fiscal quarter exceeds 35% of the aggregate of all commitments thereunder.

The 2021 Credit Agreement contains customary events of default, which, if any of them occurred (subject to certain cure rights and periods), would permit the acceleration of all of the then outstanding obligations under the Facilities (including principal amounts, premiums (if any) and interest) and cancellation of the commitments thereunder.

The 2021 Credit Agreement contains covenants that limit the ability of GIH and its subsidiaries to incur certain non-permitted indebtedness.

The proceeds of the Term Loan Facility were used, together with cash on hand, (i) to redeem in full and pay the outstanding principal amount of the 2024 Senior Secured Notes together with accrued and unpaid interest and redemption premiums and to pay fees associated with the termination of the ABL Credit Agreement (together with the redemption of the 2024 Senior Secured Notes, the "Refinancing"), and (ii) to pay the other fees and expenses incurred in connection with the Refinancing and the Facilities. The Revolving Facility is available for working capital and general corporate purposes of GIH and its subsidiaries and was undrawn as of December 31, 2023 and 2022.

2022 Convertible Notes

In 2018, we issued $237.8 million aggregate principal amount of 6.00% Convertible Senior Notes due 2022 (the "2022 Convertible Notes") in private offerings to qualified institutional buyers, including pursuant to Rule 144A under the Securities Act, and in concurrent private placements.

In 2021, $135.0 million aggregate principal amount of 2022 Convertible Notes was converted by holders and settled through the issuance of 24,353,006 shares of common stock.

In May 2022, the remaining $102.8 million aggregate principal amount of 2022 Convertible Notes was converted by holders into 17,131,332 shares of common stock.

2024 Senior Secured Notes

On April 25, 2019, GIH and Gogo Finance Co. Inc. (a wholly owned subsidiary of GIH) ("Gogo Finance" and, together with GIH, the "Issuers") issued $905.0 million aggregate principal amount of 9.875% senior secured notes due 2024 (the "2024 Senior Secured Notes"), at a price equal to 99.512% of their face value, under an indenture, dated as of April 25, 2019, among the Issuers, Gogo, the subsidiary guarantors party thereto and U.S. Bank National Association, as trustee.

On May 7, 2019, the Issuers issued an additional $20.0 million of 2024 Senior Secured Notes, which were issued at a price equal to 100.5% of their face value, and $50.0 million of 2024 Senior Secured Notes on November 13, 2020, which were issued at a price equal to 103.5% of their face value.

The 2024 Senior Secured Notes were guaranteed on a senior secured basis by Gogo and all of GIH's existing and future restricted subsidiaries (other than Gogo Finance), subject to certain exceptions. The 2024 Senior Secured Notes and the related guarantees were secured by certain liens on the Company's collateral, certain of which were released upon the closing of the sale of our CA business to Intelsat and the remainder on the Redemption Date as defined below.

The 2024 Senior Secured Notes were redeemed on May 1, 2021 (the "Redemption Date"), at a redemption price equal to 104.938% of the principal amount of the 2024 Senior Secured Notes redeemed, plus accrued and unpaid interest to (but not including) the Redemption Date. The make-whole premium paid in connection with the redemption was $48.1 million. We wrote off the remaining unamortized deferred financing costs of $15.2 million and the remaining debt discount of $1.3 million, which together are included in Loss on extinguishment of debt and settlement of convertible notes in our consolidated statements of operations for the year ended December 31, 2021.

ABL Credit Facility

On August 26, 2019, Gogo, GIH and Gogo Finance entered into a credit agreement (the "ABL Credit Agreement") with the other loan parties party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and Morgan Stanley Senior Funding, Inc., as syndication agent, which provided for an asset-based revolving credit facility (the "ABL Credit Facility") of up to $30.0 million, subject to borrowing base availability, and includes letter of credit and swingline sub-facilities. The obligations under the ABL Credit Agreement were guaranteed by Gogo and all of its existing and future subsidiaries, subject to certain exceptions and secured by collateral of the Company. On April 30, 2021, the ABL Credit Agreement and all commitments thereunder were terminated. As a result of the termination, the remaining unamortized deferred financing costs of $0.3 million were written off as of May 1, 2021, and included in Loss on extinguishment of debt and settlement of convertible notes in our consolidated statements of operations for the year ended December 31, 2021.

Forward Transactions

In connection with the issuance of our 3.75% Convertible Senior Notes due 2020 ("the 2020 Convertible Notes"), we paid approximately $140.0 million to enter into prepaid forward stock repurchase transactions (the "Forward Transactions") with certain financial institutions (the "Forward Counterparties"), pursuant to which we purchased approximately 7.2 million shares of common stock for settlement on or around the March 1, 2020 maturity date for the 2020 Convertible Notes, subject to the ability of each Forward Counterparty to elect to settle all or a portion of its Forward Transactions early.

On December 11, 2019, we entered into an amendment to one of the Forward Transactions (the "Amended and Restated Forward Transaction") to extend the expected settlement date with respect to approximately 2.1 million shares of common stock held by one of the Forward Counterparties, JPMorgan Chase Bank, National Association (the "2022 Forward Counterparty"), to correspond with the May 15, 2022 maturity date for the 2022 Convertible Notes. As a result of the Forward Transactions, total shareholders' equity within our consolidated balance sheets was reduced by approximately $140.0 million. In March 2020, approximately 5.1 million shares of common stock were delivered to us in connection with the Forward Transactions. In April 2021, approximately 1.5 million shares of common stock were delivered to us in connection with the Amended and Restated Forward Transaction. In May 2022, the approximately 0.6 million shares that were remaining under the Amended and Restated Forward Transaction were delivered to us. There are no longer any additional prepaid forward stock repurchase transactions outstanding.

Restricted Cash

Our restricted cash balances were $0.3 million as of both December 31, 2023 and 2022, and consisted primarily of a letter of credit issued for the benefit of the landlord of our office location in Chicago, IL.

For additional information on the 2021 Credit Agreement, the 2022 Convertible Notes, the 2024 Senior Secured Notes, the ABL Credit Facility and the 2020 Convertible Notes, see Note 8, "Long-Term Debt and Other Liabilities," to our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk is currently confined to our cash and cash equivalents, short-term investments and debt. We have not used derivative financial instruments for speculation or trading purposes. The primary objectives of our investment activities are to preserve our capital for the purpose of funding operations while maximizing the income we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and short-term investments through a variety of securities, including U.S. Treasury securities, U.S. government agency securities, and money market funds. Our cash, cash equivalents and short-term investments as of both December 31, 2023 and December 31, 2022 primarily included amounts in bank deposit accounts, U.S. Treasury securities and money market funds with U.S. Government and U.S. Treasury securities. The primary objective of our investment policy is to preserve capital and maintain liquidity while limiting concentration and counterparty risk.

The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from interest rates as discussed below. The sensitivity analyses presented do not consider the effects that such adverse changes may have on the overall economic activity, nor do they consider additional actions we may take to mitigate our exposure to such changes. Actual results may differ.

Interest Rate Risk: We are exposed to interest rate risk on our variable rate indebtedness, which includes borrowings under the Term Loan Facility and Revolving Facility (if any). We assess our market risks based on changes in interest rates utilizing a sensitivity analysis that measures the potential impact on earnings and cash flows based on a hypothetical one percentage point change in interest rates. As of December 31, 2023, we had interest rate cap agreements to hedge a portion of our exposure to interest rate movements of our variable rate debt and to manage our interest expense. Currently, we receive payments in the amounts calculated pursuant to the caps for any period in which the daily compounded SOFR rate plus a credit spread adjustment recommended by the Alternative Reference Rates Committee of 0.26% increases beyond the applicable strike rate. The termination date of the cap agreements is July 31, 2027. Over the life of the interest rate caps, the notional amounts of the caps periodically decrease, while the applicable strike prices increase.

The notional amount of outstanding debt associated with interest rate cap agreements as of December 31, 2023 was $525.0 million. Based on our December 31, 2023 outstanding variable rate debt balance, a hypothetical one percentage point change in the applicable interest rate would impact our annual interest expense by approximately $1.5 million for the next twelve-month period, which includes the impact of our interest rate caps at a strike rate of 0.75% and the $175 million reduction in the notional amount and an increase of the strike rate to 1.25% that will occur on July 31, 2024. Excluding the impact of our interest rate caps, a hypothetical one percentage point change in the applicable interest rate would impact our annual interest expense by approximately $6.1 million for the next twelve-month period.

Our earnings are affected by changes in interest rates due to the impact those changes have on interest income generated from our cash, cash equivalents and short-term investments. We believe we have minimal interest rate risk as a 10% decrease in the average interest rate on our portfolio would have reduced interest income for the years ended December 31, 2023, 2022 and 2021 by immaterial amounts.

Inflation: We do not believe that inflation has had a material effect on our results of operations. However, there can be no assurance that our business will not be affected by inflation in the future.

Item 8. Financial Statements and Supplementary Data

Gogo Inc.

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Gogo Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gogo Inc. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, stockholders' equity (deficit), and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with the accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Deferred Income Tax Assets — Realizability of certain deferred tax assets and the release of certain valuation allowances — Refer to Notes 1 and 13 to the financial statements

Critical Audit Matter Description

The Company recognizes deferred income tax assets and liabilities for tax attributes and are based on the differences between the financial statement and tax basis of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the tax differences are expected to reverse. The Company regularly assesses the need for a valuation allowance related to deferred income tax assets to determine, based on the weight of all available positive and negative evidence, whether it is more likely than not that some or all of such deferred assets will not be realized. The Company's assessment considers recent financial operating results, the scheduled expiration of its net operating losses, potential sources of future taxable income, the reversal of existing taxable differences, taxable income in prior carryback years, if permitted under tax law, and tax planning strategies. Based on the Company's assessment for the year ended December 31, 2023, the Company released valuation allowances related to its Section 163(j) interest limitation carryforward and certain state net operating losses ("NOLs") and state credits.

We identified management's determination that it is more likely than not that sufficient taxable income will be generated in the future to realize deferred income tax assets, excluding capital losses and foreign NOL deferred income tax assets, and the release of certain valuation allowances as a critical audit matter because of the significant judgments and estimates management makes related to projected future taxable income. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our income tax specialists, when performing audit procedures to evaluate the reasonableness of management's projected future taxable income.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the determination that it is more likely than not that sufficient taxable income will be generated in the future to realize certain deferred income tax assets and the release of certain valuation allowances included the following, among others, which were performed with the assistance of our income tax specialists:

- We tested the effectiveness of controls over the valuation allowance for income taxes, including management's controls over the estimates of future taxable income and the determination of whether it is more likely than not that the deferred tax assets will be realized.

- We compared the three-year historical taxable income to the amounts disclosed in the Company's historical financial statements.

- We evaluated the reasonableness of the methods, assumptions, and judgments used by management to determine whether it was more likely than not that certain deferred income tax assets could be realized.

- We evaluated whether the sources of management's projected future taxable income were of the appropriate character and sufficient to utilize certain deferred income tax assets under the relevant tax law. This included evaluating management's assessment of the scheduling of the reversal of existing temporary taxable differences and carryforward lives of certain deferred income tax assets, and the availability of tax planning strategies as a source of future taxable income.

- We evaluated management's ability to accurately project future taxable income by comparing actual results to management's historical estimates and evaluating whether there have been any changes that would affect management's ability to continue accurately projecting future taxable income. We tested the reasonableness of management's projections of future taxable income by comparing the projections to:

  - Internal budgets

  - Historical pre-tax income

  - Internal communications to management and the Board of Directors

  - Forecasted information included in Company press releases as well as in analyst reports for the Company

- We evaluated whether the projections used to estimate future taxable income were consistent with evidence obtained in other areas of the audit.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 28, 2024

We have served as the Company's auditor since 2007.

Gogo Inc. and Subsidiaries
Consolidated Balance Sheets
(in thousands, except share and per share data)

	December 31, 2023		December 31, 2022	
Assets				
Current assets:				
Cash and cash equivalents	$	139,036	$	150,550
Short-term investments		—		24,796
Total cash, cash-equivalents and short-term investments		139,036		175,346
Accounts receivable, net of allowances of $2,091 and $1,778, respectively		48,233		54,210
Inventories		63,187		49,493
Prepaid expenses and other current assets		64,138		45,100
Total current assets		314,594		324,149
Non-current assets:				
Property and equipment, net		98,129		104,595
Intangible assets, net		55,647		49,509
Operating lease right-of-use assets		70,552		75,261
Other non-current assets, net of allowances of $591 and $501, respectively		25,979		43,355
Deferred income taxes		216,638		162,657
Total non-current assets		466,945		435,377
Total assets	$	781,539	$	759,526
Liabilities and stockholders' equity (deficit)				
Current liabilities:				
Accounts payable	$	16,094	$	13,646
Accrued liabilities		47,649		60,056
Deferred revenue		1,003		3,418
Current portion of long-term debt		7,250		7,250
Total current liabilities		71,996		84,370
Non-current liabilities:				
Long-term debt		587,501		690,173
Non-current operating lease liabilities		73,047		79,241
Other non-current liabilities		8,270		7,611
Total non-current liabilities		668,818		777,025
Total liabilities		740,814		861,395
Commitments and contingencies (Note 15)				
Stockholders' equity (deficit)				
Common stock, par value $0.0001 per share; 500,000,000 shares authorized at December 31, 2023 and December 31, 2022; 137,632,284 and 136,531,362 shares issued at December 31, 2023 and December 31, 2022, respectively; and 128,462,343 and 127,840,813 shares outstanding at December 31, 2023 and December 31, 2022, respectively		14		14
Additional paid-in capital		1,402,003		1,385,933
Accumulated other comprehensive income		15,796		30,128
Treasury stock, at cost		(163,197)		(158,375)
Accumulated deficit		(1,213,891)		(1,359,569)
Total stockholders' equity (deficit)		40,725		(101,869)
Total liabilities and stockholders' equity (deficit)	$	781,539	$	759,526

See the Notes to Consolidated Financial Statements

Gogo Inc. and Subsidiaries
Consolidated Statements of Operations
(in thousands, except per share amounts)

| | For the Years Ended December 31, | | |
	2023	2022	2021
Revenue:			
Service revenue	$ 318,015	$ 296,329	$ 259,583
Equipment revenue	79,562	107,738	76,133
Total revenue	397,577	404,067	335,716
Operating expenses:			
Cost of service revenue (exclusive of items shown below)	69,568	64,427	56,103
Cost of equipment revenue (exclusive of items shown below)	63,383	71,473	46,092
Engineering, design and development	36,683	29,587	24,874
Sales and marketing	29,797	25,471	20,985
General and administrative	57,280	58,203	51,554
Depreciation and amortization	16,701	12,580	15,482
Total operating expenses	273,412	261,741	215,090
Operating income	124,165	142,326	120,626
Other expense (income):			
Interest income	(7,403)	(2,386)	(191)
Interest expense	33,056	38,872	67,472
Loss on extinguishment of debt and settlement of convertible notes	2,224	—	83,961
Other (income) expense, net	(1,315)	123	25
Total other expense	26,562	36,609	151,267
Income (loss) from continuing operations before income taxes	97,603	105,717	(30,641)
Income tax (benefit) provision	(48,075)	13,658	(187,230)
Net income from continuing operations	145,678	92,059	156,589
Net loss from discontinued operations, net of tax	—	—	(3,854)
Net income	$ 145,678	$ 92,059	$ 152,735
Net income (loss) attributable to common stock per share—basic:			
Continuing operations	$ 1.12	$ 0.75	$ 1.50
Discontinued operations	—	—	(0.04)
Net income attributable to common stock per share—basic	$ 1.12	$ 0.75	$ 1.46
Net income attributable to common stock per share—diluted:			
Continuing operations	$ 1.09	$ 0.71	$ 1.28
Discontinued operations	—	—	—
Net income attributable to common stock per share—diluted	$ 1.09	$ 0.71	$ 1.28
Weighted average number of shares			
Basic	129,753	123,268	103,400
Diluted	133,283	133,923	127,205

See the Notes to Consolidated Financial Statements

Gogo Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
(in thousands)

	For the Years Ended December 31,		
	2023	2022	2021
Net income	$ 145,678	$ 92,059	$ 152,735
Other comprehensive income (loss), net of tax			
Currency translation adjustments	291	(265)	53
Cash flow hedges:			
Amount recognized in other comprehensive income	4,579	34,765	2,747
Less: income (loss) realized and reclassified to earnings	19,202	6,161	(2)
Changes in fair value of cash flow hedges	(14,623)	28,604	2,749
Other comprehensive income (loss), net of tax	(14,332)	28,339	2,802
Comprehensive income	$ 131,346	$ 120,398	$ 155,537

See the Notes to Consolidated Financial Statements

Gogo Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

	For the Years Ended December 31,		
	2023	2022	2021
Operating activities from continuing operations:			
Net income	$ 145,678	$ 92,059	$ 156,589
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	16,701	12,580	15,482
Loss on asset disposals, abandonments and write-downs	362	1,577	141
Provision for expected credit losses	1,233	1,047	284
Deferred income taxes	(49,172)	13,170	(187,320)
Stock-based compensation expense	21,288	19,065	13,345
Amortization of deferred financing costs and interest rate caps	3,894	3,215	4,661
Accretion of debt discount	403	456	419
Gain on sale of equity investment	(1,343)	—	—
Loss on extinguishment of debt and settlement of convertible notes	2,224	—	83,961
Changes in operating assets and liabilities:			
Accounts receivable	4,833	(17,482)	1,925
Inventories	(13,694)	(15,517)	(5,862)
Prepaid expenses and other current assets	(49,891)	8,351	(20,844)
Contract assets	3,217	(2,164)	(5,638)
Accounts payable	3,658	(2,540)	3,806
Accrued liabilities	4,351	(12,031)	14,099
Deferred revenue	(2,411)	1,589	(1,282)
Accrued interest	(9,409)	3,647	(8,604)
Other non-current assets and liabilities	(2,952)	(3,617)	1,535
Net cash provided by operating activities from continuing operations	78,970	103,405	66,697
Investing activities from continuing operations:			
Proceeds from sale of property and equipment	—	—	1,000
Purchases of property and equipment	(16,267)	(43,914)	(4,264)
Acquisition of intangible assets—capitalized software	(7,821)	(6,000)	(4,396)
Proceeds from FCC Reimbursement Program for property, equipment and intangibles	1,130	—	—
Proceeds from (purchase of) interest rate caps	26,675	4,292	(8,629)
Redemptions of short-term investments	74,179	—	—
Purchases of short-term investments	(49,383)	(24,796)	—
Purchase of equity investment	(5,000)	—	—
Proceeds from sale of equity investment	6,343	—	—
Net cash provided by (used in) investing activities from continuing operations	29,856	(70,418)	(16,289)
Financing activities from continuing operations:			
Redemption of senior secured notes	—	—	(1,023,146)
Proceeds from term loan, net of discount	—	—	721,375
Payment of debt issuance costs	—	—	(21,103)
Repurchases of common stock	(4,822)	(18,375)	—
Payments on term loan	(107,250)	(7,250)	(3,625)
Payments on finance leases	(132)	(184)	(145)
Stock-based compensation activity	(8,230)	(2,579)	(4,393)
Net cash used in financing activities from continuing operations	(120,434)	(28,388)	(331,037)
Cash flows from discontinued operations:			
Net cash used in operating activities	—	—	(1,211)
Net cash used in investing activities	—	—	(7,802)
Net cash used in financing activities	—	—	—
Net cash used in discontinued operations	—	—	(9,013)
Effect of foreign exchange rate changes on cash	94	13	40
Increase (decrease) in cash, cash equivalents and restricted cash	(11,514)	4,612	(289,602)
Cash, cash equivalents and restricted cash at beginning of period	150,880	146,268	435,870
Cash, cash equivalents and restricted cash at end of period	$ 139,366	$ 150,880	$ 146,268
Cash, cash equivalents and restricted cash at end of period	$ 139,366	$ 150,880	$ 146,268
Less: current restricted cash	—	—	25
Less: non-current restricted cash	330	330	330
Cash and cash equivalents at end of period	$ 139,036	$ 150,550	$ 145,913
Supplemental cash flow information:			
Cash paid for interest	$ 68,145	$ 41,209	$ 71,114
Cash paid for taxes	1,004	377	376
Non-cash investing activities:			
Purchases of property and equipment in current liabilities	$ 4,801	$ 10,688	$ 6,126

See the Notes to Consolidated Financial Statements

Gogo Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity (Deficit)
(in thousands, except share data)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Treasury Stock		Total
	Shares	Par Value				Shares	Amount	
Balance at January 1, 2021	85,990,499	$ 9	$ 1,088,590	$ (1,013)	$ (1,629,843)	5,077,400	$ (98,857)	$ (641,114)
Net income	—	—	—	—	152,735	—	—	152,735
Currency translation adjustments, net of tax	—	—	—	53	—	—	—	53
Fair value adjustments of cash flow hedge, net of tax	—	—	—	2,749	—	—	—	2,749
Stock-based compensation expense	—	—	37,318	—	—	—	—	37,318
Issuance of common stock upon exercise of stock options	591,930	—	1,780	—	—	—	—	1,780
Issuance of common stock upon vesting of restricted stock units and restricted stock awards	1,346,008	—	—	—	—	—	—	—
Tax withholding related to vesting of restricted stock units	—	—	(6,708)	—	—	—	—	(6,708)
Issuance of common stock in connection with employee stock purchase plan	48,560	—	535	—	—	—	—	535
Settlement of convertible notes	24,353,006	2	154,439	—	—	—	—	154,441
Settlement of prepaid forward shares	(1,538,049)	—	29,946	—	—	1,538,049	(29,946)	—
Impact of the adoption of ASU 2020-06	—	—	(47,423)	—	25,480	—	—	(21,943)
Balance at December 31, 2021	110,791,954	11	1,258,477	1,789	(1,451,628)	6,615,449	(128,803)	(320,154)
Net income	—	—	—	—	92,059	—	—	92,059
Currency translation adjustments, net of tax	—	—	—	(265)	—	—	—	(265)
Fair value adjustments of cash flow hedges, net of tax	—	—	—	28,604	—	—	—	28,604
Stock-based compensation expense	—	—	19,065	—	—	—	—	19,065
Issuance of common stock upon exercise of stock options	758,681	—	2,023	—	—	—	—	2,023
Issuance of common stock upon vesting of restricted stock units	1,181,457	1	—	—	—	—	—	1
Tax withholding related to vesting of restricted stock units	—	—	(8,257)	—	—	—	—	(8,257)
Issuance of common stock in connection with employee stock purchase plan	52,489	—	642	—	—	—	—	642
Settlement of convertible notes	17,131,332	2	102,786	—	—	—	—	102,788
Settlement of prepaid forward shares	(575,100)	—	11,197	—	—	575,100	(11,197)	—
Repurchase of common stock	(1,500,000)	—	—	—	—	1,500,000	(18,375)	(18,375)
Balance at December 31, 2022	127,840,813	14	1,385,933	30,128	(1,359,569)	8,690,549	(158,375)	(101,869)
Net income	—	—	—	—	145,678	—	—	145,678
Currency translation adjustments, net of tax	—	—	—	291	—	—	—	291
Fair value adjustments of cash flow hedges, net of tax	—	—	—	(14,623)	—	—	—	(14,623)
Stock-based compensation expense	—	—	21,288	—	—	—	—	21,288
Issuance of common stock upon exercise of stock options	218,585	—	565	—	—	—	—	565
Issuance of common stock upon vesting of restricted stock units	853,080	—	—	—	—	—	—	—
Tax withholding related to vesting of restricted stock units	—	—	(6,188)	—	—	—	—	(6,188)
Issuance of common stock in connection with employee stock purchase plan	29,257	—	405	—	—	—	—	405
Repurchase of common stock	(479,392)	—	—	—	—	479,392	(4,822)	(4,822)
Balance at December 31, 2023	128,462,343	$ 14	$ 1,402,003	$ 15,796	$ (1,213,891)	9,169,941	$ (163,197)	$ 40,725

See the Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Principles of Consolidation - The consolidated financial statements include our wholly owned subsidiaries. All intercompany transactions and account balances have been eliminated. Unless otherwise noted, discussion in these Notes to Consolidated Financial Statements refers to our continuing operations. Refer to Note 19, "Discontinued Operations," for further information.

We operate in a single distinct business segment, Business Aviation, for which operating performance is measured and resources are allocated on a consolidated basis, consistent with the financial information regularly reviewed by the chief operating decision maker, our CEO. Therefore, we report one business segment, comprised of our continuing operations. As we do not have multiple segments, we do not present segment information in this Annual Report on Form 10-K.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates the significant estimates and bases such estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. However, actual results could differ materially from those estimates.

As a result of our determination to participate in the FCC Reimbursement Program (as defined below), we reassessed and shortened the estimated useful lives of affected network equipment to be consistent with our estimated date to complete the program. This change in accounting estimate was effective beginning the second quarter of 2023 and resulted in increased depreciation expense of $5.7 million for the year ended December 31, 2023. Net income per basic and diluted share decreased by $0.04 for the year ended December 31, 2023.

See Note 6, "Composition of Certain Reserves and Allowances," for further details.

Significant Risks and Uncertainties - Our operations are subject to certain risks and uncertainties, including without limitation those associated with fluctuations in operating results, implementation of our technology roadmap, strategic alliances, relationships with customers, suppliers and dealers, supply chain disruptions, funding of our growth, financing terms that may restrict operations, regulatory issues, competition, the economy, technology trends, evolving industry standards and other events that may impact the demand for air travel.

Cash, Cash Equivalents and Short-Term Investments - We consider cash and cash equivalents to be short-term, highly liquid investments that have the following characteristics: readily convertible to known amounts of cash, so near their maturities that there is insignificant risk of changes in value due to any changes in market interest rates, and having maturities of three months or less when purchased. We continually monitor positions with, and the credit quality of, the financial institutions with which we invest. The carrying amounts reported in the balance sheets for cash and cash equivalents approximate the fair market value of these assets.

We consider short-term investments to be investments with maturities of twelve months or less (but greater than three months).

Allowance for Credit Losses - We regularly evaluate our accounts receivable and contract assets for expected credit losses. Our expected loss allowance methodology for accounts receivable is developed using historical collection experience, current and future economic and market conditions, and a review of the current status of each customer's trade accounts receivables. Due to the short-term nature of such receivables, the estimated amount of accounts receivable that may not be collected is based on the aging of the accounts receivable balances and the financial condition of customers. Additionally, specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default. Our monitoring activities include timely account reconciliation, dispute resolution, payment confirmation, consideration of each customer's financial condition and macroeconomic conditions. Balances are written off when determined to be uncollectible. We apply a similar methodology to our current and non-current contract asset balances. However, due to the inherent additional risk associated with a long-term receivable, an additional provision for credit loss is applied to contract asset balances that will diminish over time as the contract nears its expiration date.

Estimates are used to determine the expected loss allowances. Such allowances are based on management's assessment of anticipated payment, taking into account available historical and current information as well as management's assessment of potential future developments. We are continuously monitoring our assumptions used to determine our expected credit losses which could cause us to record additional material credit losses in future periods.

Restricted Cash - Certain cash amounts are restricted as to use and are classified outside of cash and cash equivalents. Cash amounts with restrictions of twelve months or less are included in Prepaid expenses and other current assets and amounts restricted for greater than twelve months are included in Other non-current assets in our consolidated balance sheets.

Our restricted cash balances were $0.3 million as of both December 31, 2023 and 2022, and consisted primarily of a letter of credit issued for the benefit of the landlord of our office location in Chicago, IL.

Concentrations of Credit Risk - Financial instruments that potentially subject us to a concentration of credit risk consist principally of cash and cash equivalents. All cash and cash equivalents are invested with creditworthy financial institutions.

Our revenue from customers domiciled outside of the United States accounted for less than 10% of our total revenue for the years ended December 31, 2023, 2022 and 2021. Our long-lived assets outside of the United States were less than 10% of our consolidated long-lived assets as of December 31, 2023 and 2022.

Income Tax - We use an asset- and liability-based approach in accounting for income taxes. Deferred income tax assets and liabilities are recorded for tax attributes and are based on the differences between the financial statement and tax basis of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the tax differences are expected to reverse. We regularly assess the need for a valuation allowance related to our deferred income tax assets to determine, based on the weight of the available positive and negative evidence, whether it is more likely than not that some or all of such deferred assets will not be realized. We also consider the existence of any uncertain tax positions and, as necessary, provide a reserve for any uncertain tax positions at each reporting date.

See Note 13, "Income Tax," for further details.

Inventories - Inventories consist primarily of telecommunications systems and parts and are recorded at the lower of average cost or net realizable value. We evaluate the need for write-downs associated with obsolete, slow-moving and nonsalable inventory by reviewing net realizable inventory values on a periodic basis.

See Note 5, "Composition of Certain Balance Sheet Accounts," for further details.

Property and Equipment and Depreciation - Property and equipment, including leasehold improvements, are stated at historical cost, less accumulated depreciation. Network asset inventory and construction in progress, which include materials, transmission and related equipment, interest and other costs relating to the construction and development of our network, are not depreciated until they are put into service. Network equipment consists of switching equipment, antennas, base transceiver stations, site preparation costs, and other related equipment used in the operation of our network. Depreciation expense totaled $14.7 million for the year ended December 31, 2023 and $7.9 million for both of the years ended December 31, 2022 and 2021. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives for owned assets, which are as follows:

Office equipment, furniture, fixtures and other	3-5 years
Leasehold improvements	7-13 years
Network equipment	5-25 years

See Note 5, "Composition of Certain Balance Sheet Accounts," for further details.

Improvements to leased property are depreciated over the shorter of the useful life of the improvement or the term of the related lease. We reassess the useful lives of leasehold improvements when there are changes to the terms of the underlying lease. Such reassessment has resulted in the useful life of specific assets being adjusted to a shorter period than originally estimated, resulting in an increase in annual depreciation expense for those assets. Repairs and maintenance costs are expensed as incurred.

Software Development Costs - We capitalize costs for network and non-network software developed or obtained for internal use during the application development stage. These costs include purchased software and direct costs associated with the development and configuration of internal use software that supports the operation of our service offerings. These costs are included in Intangible assets, net, in our consolidated balance sheets and, when the software is placed in service, are amortized on a straight-line basis over their estimated useful lives. Costs incurred in the preliminary project and post-implementation stages, as well as maintenance and training costs, are expensed as incurred.

With respect to software sold as part of our equipment sales, we capitalize software development costs once technological feasibility has been established. Such capitalized software costs are included in Intangible assets, net, in our consolidated balance sheets and amortized on a product-by-product basis over the remaining estimated economic life of the product, based on the greater of the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or the straight-line method.

Intangible Assets - Intangible assets with indefinite lives are not amortized but are reviewed for impairment at least annually or whenever events or circumstances indicate the carrying value of the asset may not be recoverable. Our FCC Licenses, as defined in Note 7, "Intangible Assets," are our only material indefinite-lived intangible assets. We perform our annual impairment test of our FCC Licenses during the fourth quarter of each fiscal year. We assess qualitative factors to determine the likelihood of impairment. Our qualitative analysis includes, but is not limited to, assessing the changes in macroeconomic conditions, regulatory environment, industry and market conditions, financial performance versus budget and any other events or circumstances specific to the FCC Licenses. If it is more likely than not that the fair value of the FCC Licenses is greater than the carrying value, no further testing is required. If our qualitative analysis indicates more testing is required, or if we elect not to perform a qualitative analysis, we will apply the quantitative impairment test method.

Our quantitative impairment testing of the FCC Licenses uses the Greenfield method, an income-based approach. When performing this quantitative impairment testing, we estimate the value of our FCC spectrum licenses by calculating the present value of the cash flows of a hypothetical new market participant whose only assets are such licenses to determine the fair value of the FCC licenses. The estimate takes into account all costs and expenses necessary to build the Company's infrastructure during the start-up period, projected revenue, and cash flows once the infrastructure is completed. Since there is limited corroborating data available in the marketplace that would demonstrate a market participant's experience in establishing an "air-to-ground" business, we utilize our historic results and future projections as the underlying basis for the application of the Greenfield method. We follow the traditional discounted cash flow method, calculating the present value of a new market participant's estimated debt free cash flows, based on our historical weighted average cost of capital, adjusted to reflect the cost of capital for a new market participant.

Although we believe our projected future operating results and cash flows and related estimates regarding fair values are based on reasonable assumptions, projected operating results and cash flows may not always be achieved. The failure to achieve one or more of our assumptions regarding projected operating results and cash flows in the near term or long term could reduce the estimated fair value below carrying value and result in the recognition of an impairment charge. The results of our annual indefinite-lived intangible asset impairment assessments for 2023, 2022 and 2021 indicated no impairment.

Intangible assets that are deemed to have a finite life are amortized over their useful lives as follows:

Software	3-8 years
OEM and dealer relationships	10 years
Service customer relationships	5-7 years
Other intangible assets	8 years

See Note 7, "Intangible Assets," for further details.

Long-Lived Assets - We review our long-lived assets to determine potential impairment whenever events indicate that the carrying amount of such assets may not be recoverable. We do this by comparing the carrying value of the long-lived assets with the estimated future undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. If we determine an impairment exists, the asset is written down to estimated fair value. There were no impairments of long-lived assets in 2023, 2022 or 2021.

Revenue Recognition - Our revenue is primarily earned from providing connectivity and entertainment services and through sales of equipment.

We determine revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of revenue as we satisfy the performance obligations.

Service revenue primarily consists of monthly subscription and usage fees paid by aircraft owners and operators for telecommunication, data, and in-flight entertainment services and is recognized as the services are provided to the customer.

Equipment revenue primarily consists of proceeds from the sale of ATG and narrowband satellite connectivity equipment and is recognized when control of the equipment is transferred to OEMs and dealers, which generally occurs when the equipment is shipped.

In all cases, we evaluate whether a contract exists as it relates to collectability of the contract. Once a contract is deemed to exist, we evaluate the transaction price and deliverables under the contract.

A limited number of contracts contain multiple equipment and service deliverables. For these contracts, we account for each distinct good or service as a separate performance obligation. We allocate the contract's transaction price to each performance obligation using the relative standalone selling price, which is based on the actual selling price for any good or service sold separately to a similar class of customer.

See Note 3, "Revenue Recognition," for further information.

Government Assistance - In July 2023, the Company elected to participate in the Federal Communications Commission ("FCC") Secure and Trusted Communications Networks Reimbursement Program (the "FCC Reimbursement Program"). There is no applicable authoritative guidance under GAAP to account for this government grant. Therefore, we have elected to apply International Accounting Standard ("IAS") 20 *Accounting for Government Grants and Disclosure of Government Assistance* by analogy. Under IAS 20, government grants related to assets are presented as either deferred income that is recognized on a systematic basis over the useful life of the asset or by deducting the grant from the carrying value of the asset. The Company has elected to deduct the grant from the carrying value of the asset. For grants related to income, the Company has elected to recognize these grants as a deduction from the related expense. Grant receivables from the FCC are recorded by the Company once there is reasonable assurance that the Company will comply with the conditions of the grant and the grant will be received.

See Note 4, "Government Assistance," for additional information.

Research and Development Costs - Expenditures for research and development are charged to expense as incurred and totaled $36.7 million, $29.6 million and $24.9 million for the years ended December 31, 2023, 2022 and 2021, respectively. Research and development costs are reported as engineering, design and development expenses in our consolidated statements of operations.

Warranty - We provide warranties on parts and labor related to our products. Our warranty terms range from two to five years. Warranty reserves are established for costs that are estimated to be incurred after the sale, delivery and installation of the products under warranty. The warranty reserves are determined based on known product failures, historical experience and other available evidence, and are included in accrued liabilities in our consolidated balance sheets.

See Note 6, "Composition of Certain Reserves and Allowances," for the details of the changes in our warranty reserve.

Asset Retirement Obligations - We have certain asset retirement obligations related to contractual commitments to remove our network equipment and other assets from leased cell sites upon termination of the site leases. The asset retirement obligations are classified as a noncurrent liability in our consolidated balance sheets.

See Note 5, "Composition of Certain Balance Sheet Accounts," for the details of the changes in our asset retirement obligations.

Fair Value of Financial Instruments - We group financial assets and financial liabilities measured at fair value into three levels of hierarchy based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

See Note 11, "Fair Value of Financial Assets and Liabilities," for further information.

Derivatives - We are exposed to interest rate risk on our variable rate borrowings. We currently use interest rate caps to manage our exposure to interest rate changes, and have designated these interest rate caps as cash flow hedges for accounting purposes. We account for these interest rate caps in accordance with ASC 815, *Derivatives and Hedging*, which requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the balance sheet. We record the effective portion of changes in the fair value of our cash flow hedges to other comprehensive income (loss), net of tax, and subsequently reclassify these amounts into earnings in the period during which the hedged transaction is recognized.

See Note 9, "Derivative Instruments and Hedging Activities," for further information.

Earnings Per Share - We calculate basic earnings per share using the weighted-average number of common shares outstanding during the period. We calculate diluted earnings per share using the weighted-average number of common shares outstanding and all dilutive potential common shares outstanding.

See Note 2, "Earnings Per Share," for further information.

Stock-Based Compensation Expense - Compensation cost is measured and recognized at fair value for all stock-based payments, including stock options. For time-based vesting stock options, we estimate fair value using the Black-Scholes option-pricing model, which requires assumptions, such as expected volatility, risk-free interest rate, expected life, and dividends. Forfeitures are recognized when they occur. Restricted stock units ("RSUs") and restricted stock are measured based on the fair market value of the underlying stock on the date of grant. Our stock-based compensation expense is recognized over the applicable vesting period and is included in the same operating expense line items in the consolidated statements of operations as the base cash compensation paid to the underlying employees.

See Note 12, "Stock-Based Compensation and 401(k) Plan," for further information.

Leases – We have operating lease agreements for which we have recorded lease liabilities and right-of-use assets for leases primarily related to cell sites and office buildings. We determine whether a contract contains a lease at contract inception and calculate the lease liability and right-of-use asset using our incremental borrowing rate. Our cell site leases generally have terms of five to ten years, with renewal options for an additional five to 25 years. For certain cell sites, the renewal options are deemed to be reasonably certain to be exercised. Our building leases have original terms of ten years, with renewal options for an additional five years. We recognize operating lease expense on a straight-line basis over the lease term. We have finance leases for computer and office equipment. Covenants within the Term Loan Facility contain certain restrictions on our ability to enter into new finance lease arrangements.

See Note 14, "Leases," for further information.

Advertising Costs - Costs for advertising are expensed as incurred.

Debt Issuance Costs - We defer loan origination fees and financing costs related to our various debt offerings as deferred financing costs. Additionally, we defer fees paid directly to the lenders related to amendments of our various debt offerings as deferred financing costs. We amortize these costs over the term of the underlying debt obligation using the effective interest method and include them in interest expense in the consolidated statement of operations. The fees incurred but not paid directly to the lenders in connection with amendments are expensed as incurred to interest expense. Deferred financing costs associated with future debt issuances are written off in the period during which we determine that the debt will no longer be issued.

See Note 8, "Long-Term Debt and Other Liabilities," for further information.

Comprehensive Income - Comprehensive income for the years ended December 31, 2023, 2022 and 2021 is net income plus or minus unrealized gains and losses on foreign currency translation adjustments and the changes in fair value of cash flow hedges.

Recently Issued Accounting Pronouncements

The Company considers the applicability and impact of all Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB). ASUs not listed below were assessed and determined to be either not applicable or expected to have minimal impact on our consolidated financial statements and related notes.

Accounting standards not yet adopted:

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This guidance is effective retrospectively for fiscal years beginning after December 15, 2023 and interim periods after December 15, 2024. Early adoption is permitted. We are currently evaluating the impact that this guidance will have upon our consolidated financial statements and related notes.

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvement to Income Tax Disclosures* to enhance the transparency and decision usefulness of income tax disclosures, most notably in the tax rate reconciliation and income taxes paid. This guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted and the amendments should be applied on a prospective basis, however, retrospective application is permitted. We are currently evaluating the impact that this guidance will have upon our consolidated financial statements and related notes.

2. Earnings Per Share

Basic and diluted earnings per share have been calculated using the weighted-average number of common shares outstanding for the period. Diluted earnings per share was computed using the treasury stock method for stock-based compensation and the if-converted method for the 2022 Convertible Notes.

The shares of common stock effectively repurchased in connection with the Forward Transactions (as defined and described in Note 8, "Long-Term Debt and Other Liabilities") were considered participating securities requiring the two-class method to calculate basic and diluted earnings per share. Net earnings were allocated between shares of common stock and participating securities on a one-to-one basis. Refer to Note 8, "Long-Term Debt and Other Liabilities," for further information.

The diluted earnings (loss) per share calculations exclude the effect of stock options, deferred stock units, restricted stock units and convertible notes when the computation is anti-dilutive. For the years ended December 31, 2023, 2022 and 2021, the weighted average number of shares excluded from the computation was 1.8 million, 0.5 million and 5.7 million shares, respectively.

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2023, 2022 and 2021; however, for the reasons described above, the shares associated with the Forward Transactions are excluded from the computation of basic earnings per share (*in thousands, except per share amounts*):

	For the Years Ended December 31, 2023			2022			2021		
	Income (Numerator)	**Shares (Denominator)**	**Per Share Amount**	**Income (Numerator)**	**Shares (Denominator)**	**Per Share Amount**	**Income (Numerator)**	**Shares (Denominator)**	**Per Share Amount**
Net income from continuing operations	$ 145,678			$ 92,059			$ 156,589		
Less: Participation rights on Forward Transactions allocated to continuing operations	—			171			1,484		
Basic Earnings Per Share from Continuing Operations									
Undistributed income from continuing operations	$ 145,678	129,753	$ 1.12	$ 91,888	123,268	$ 0.75	$ 155,105	103,400	$ 1.50
Effect of Dilutive Securities from Continuing Operations									
Stock-based compensation	—	3,530		—	4,881		—	6,674	
2022 Convertible Notes	—	—		2,770	5,774		7,221	17,131	
Diluted Earnings Per Share from Continuing Operations									
Undistributed income from continuing operations and assumed conversions	$ 145,678	133,283	$ 1.09	$ 94,658	133,923	$ 0.71	$ 162,326	127,205	$ 1.28
Net loss from discontinued operations	$ —			$ —			$ (3,854)		
Less: Participation rights on Forward Transactions allocated to discontinued operations	—			—			(36)		
Basic Loss Per Share from Discontinued Operations									
Undistributed loss from discontinued operations	$ —	129,753	$ —	$ —	123,268	$ —	$ (3,818)	103,400	$ (0.04)
Effect of Dilutive Securities from Discontinued Operations									
Stock-based compensation	—	3,530		—	4,881		3,615	6,674	
2022 Convertible Notes	—	—		—	5,774		—	17,131	
Diluted Loss Per Share from Discontinued Operations									
Undistributed loss from discontinued operations and assumed conversions	$ —	133,283	$ —	$ —	133,923	$ —	$ (203)	127,205	$ —
Earnings per share - basic			$ 1.12			$ 0.75			$ 1.46
Earnings per share - diluted			$ 1.09			$ 0.71			$ 1.28

3. Revenue Recognition

Remaining Performance Obligations

As of December 31, 2023, the aggregate amount of the transaction price in our contracts allocated to the remaining unsatisfied performance obligations (“RPO”) was approximately $253 million and excludes consideration from contracts that have an original duration of one year or less. Approximately $234 million of the RPO primarily represents connectivity and entertainment service revenues which are recognized as services are provided which is expected to occur through the remaining term of the contracts. Our contracts vary in length and generally have terms of two to ten years. The remaining $19 million of the RPO represents future equipment revenue that is expected to be recognized primarily within the next three years.

Disaggregation of revenue

The following table presents our revenue disaggregated by category *(in thousands)*:

	For the Year Ended December 31,		
	2023	**2022**	**2021**
Service revenue			
Connectivity	$ 312,898	$ 291,444	$ 255,786
Entertainment and other	5,117	4,885	3,797
Total service revenue	$ 318,015	$ 296,329	$ 259,583
Equipment revenue			
ATG	$ 64,585	$ 91,152	$ 61,780
Narrowband satellite	7,956	9,992	11,048
Other	7,021	6,594	3,305
Total equipment revenue	$ 79,562	$ 107,738	$ 76,133
Customer type			
Aircraft owner/operator/service provider	$ 318,015	$ 296,329	$ 259,583
OEM and aftermarket dealer	79,562	107,738	76,133
Total revenue	$ 397,577	$ 404,067	$ 335,716

Contract balances

Our current and non-current contract asset balances totaled $16.6 million and $19.9 million as of December 31, 2023 and 2022, respectively. Contract assets represent the aggregate amount of revenue recognized in excess of billings and recoverable contract costs primarily for certain sales programs.

Our current and non-current deferred revenue balances totaled $1.0 million and $3.4 million as of December 31, 2023 and 2022, respectively. Deferred revenue includes, among other things, prepayments for equipment and subscription connectivity products.

Major Customers

No customer accounted for more than 10% of total revenue for the years ended December 31, 2023, 2022 and 2021 and no customer accounted for more than 10% of accounts receivable as of December 31, 2023 or 2022.

4. Government Assistance

FCC Reimbursement Program

On July 15, 2022, the Company was notified that it was approved for participation in the FCC Reimbursement Program, designed to reimburse providers of advanced communications services for reasonable costs incurred in the required removal, replacement, and disposal of covered communications equipment or services, that have been deemed to pose a national security risk, from their networks. Pursuant to the FCC Reimbursement Program, the FCC approved up to approximately $334 million in reimbursements to the Company to cover documented and approved costs to (i) remove and securely destroy all ZTE communications equipment and services in the Company's terrestrial U.S. networks and replace such equipment and (ii) remove and replace certain equipment installed on aircraft operated by the Company's ATG customers that is not compatible with the terrestrial equipment that will replace ZTE equipment. Due to a shortfall in the amount appropriated by Congress to fund the FCC Reimbursement Program, approximately $132 million of the approved amount is currently allocated to the Company under the program. If Congress appropriates additional funds for this purpose, the allocations of the Company and other approved applicants will be increased *pro rata*. Program participants are subject to a number of conditions and requirements under the FCC's rules including a requirement that they submit their first reimbursement request by July 17, 2023 and certify that they have developed a plan to permanently remove, replace and dispose of covered equipment or services within one year following the first reimbursement request. The rules permit participants to petition the FCC for one or more six-month extensions of the completion deadline. The Company, with the assistance of an advisor we engaged to help administer the program, submitted and received its first reimbursement claim in July 2023. The Company's one year term to complete the program is set for July 21, 2024, however, based on discussions with our vendors supporting the program regarding lead times for network equipment, we plan to petition the FCC for multiple extensions, as outlined in our application for the FCC Reimbursement Program.

As of December 31, 2023, we have recorded a $18.3 million receivable from the FCC, which is included in Prepaid expenses and other current assets in our Consolidated Balance Sheets. See Note 1, "Summary of Significant Accounting Policies," for additional information on our accounting policy for government grants.

The following are the deductions to the carrying value of asset balances in our Consolidated Balance Sheets as of December 31, 2023 (*in thousands*):

	As of December 31,
	2023
Assets:	
Inventories	$ (4,970)
Prepaid expenses and other current assets	(1,542)
Property and equipment, net	(2,094)
Intangible assets, net	(58)
Other non-current assets	(5,542)

The following are the increases to Net income in our Consolidated Statements of Operations for the year ended December 31, 2023 (*in thousands*):

	For the year ended December 31,
	2023
Revenue:	
Service revenue	$ 825
Operating expenses:	
Cost of service revenue	720
Cost of equipment revenue	3,931
General and administrative	257

5. Composition of Certain Balance Sheet Accounts

Inventories as of December 31, 2023 and 2022 were as follows (*in thousands*):

	December 31,	
	2023	**2022**
Work-in-process component parts	$ 34,692	$ 34,840
Finished goods	28,495	14,653
Total inventory[1]	$ 63,187	$ 49,493

(1)   See Note 4, "Government Assistance," for additional information.

As a result of our determination to participate in the FCC Reimbursement Program (as defined and described in Note 1, "Summary of Significant Accounting Policies"), the Company wrote down the net realizable value of certain inventory by approximately $1.3 million for the year ended December 31, 2023. The write-off charge is included in Cost of equipment revenue in our Consolidated Statements of Operations.

Prepaid expenses and other current assets as of December 31, 2023 and 2022 were as follows (*in thousands*):

	December 31,	
	2023	**2022**
Interest rate caps and receivable	$ 23,227	$ 28,496
FCC reimbursement receivable[1]	18,274	—
Contract assets[1]	6,939	6,494
Prepaid inventories	2,606	2,901
Other	13,092	7,209
Total prepaid expenses and other current assets	$ 64,138	$ 45,100

(1)   See Note 4, "Government Assistance," for additional information.

Property and equipment as of December 31, 2023 and 2022 were as follows (*in thousands*):

	December 31,		
	2023		**2022**
Office equipment, furniture, fixtures and other	$ 19,153	$	17,242
Leasehold improvements	16,132		15,357
Network equipment[(1)]	184,176		179,363
	219,461		211,962
Accumulated depreciation	(121,332)		(107,367)
Property and equipment, net	$ 98,129	$	104,595

(1)   See Note 4, "Government Assistance," for additional information.

Other non-current assets as of December 31, 2023 and 2022 were as follows (*in thousands*):

	December 31,		
	2023		**2022**
Interest rate caps	$ 10,295	$	25,578
Contract assets, net of allowances of $591 and $501, respectively[(1)]	9,625		13,376
Revolving credit facility deferred financing costs	1,011		1,445
Other	5,048		2,956
Total other non-current assets	$ 25,979	$	43,355

(1)   See Note 4, "Government Assistance," for additional information.

Accrued liabilities as of December 31, 2023 and 2022 were as follows (*in thousands*):

	December 31,		
	2023		**2022**
Employee compensation and benefits	$ 10,386	$	19,235
Operating leases	10,284		9,094
Customer credit reserve	6,027		1,958
Network equipment	4,533		8,748
Warranty reserve	3,420		2,300
Taxes	2,170		2,282
Accrued interest	469		9,878
Other	10,360		6,561
Total accrued liabilities	$ 47,649	$	60,056

Asset retirement obligations are included in Other non-current liabilities in our consolidated balance sheets and changes for the years ended December 31, 2023 and 2022 consist of the following (*in thousands*):

	Asset Retirement Obligation
Balance – January 1, 2022	$ 4,861
Liabilities incurred	682
Liabilities settled	(43)
Accretion expense	553
Foreign exchange rate adjustments	(21)
Balance – December 31, 2022	6,032
Liabilities incurred	51
Liabilities settled	(2)
Accretion expense	558
Foreign exchange rate adjustments	10
Balance – December 31, 2023	$ 6,649

6. Composition of Certain Reserves and Allowances

Credit Losses — Changes in our allowances for credit losses for the years ended December 31, 2023 and 2022 were as follows (*in thousands*):

	Accounts Receivable	Other Non-Current Assets
Balance at January 1, 2022	$ 894	$ 455
Provision for expected credit losses	1,001	46
Write-offs charged against the allowances	(326)	—
Other	209	—
Balance at December 31, 2022	1,778	501
Provision for expected credit losses	1,143	90
Write-offs charged against the allowances	(1,152)	—
Other	322	—
Balance at December 31, 2023	$ 2,091	$ 591

Warranties — Changes in our warranty reserve for the years ended December 31, 2023 and 2022 were as follows (*in thousands*):

	Warranty Reserve
Balance – January 1, 2022	$ 2,450
Accruals for warranties issued	1,583
Settlements and adjustments to warranties	(1,733)
Balance – December 31, 2022	2,300
Accruals for warranties issued	3,107
Settlements and adjustments to warranties	(1,987)
Balance – December 31, 2023	$ 3,420

7. Intangible Assets

Our intangible assets are comprised of indefinite- and finite-lived intangible assets and goodwill. We own the rights to 3 MHz of ATG spectrum in the nationwide 800 MHz Commercial Air-Ground Radiotelephone band (the "3 MHz FCC License"), which is used in the operation of our ATG network, and the license for 1 MHz of ATG spectrum in the nationwide 800MHz Commercial Air-Ground Radiotelephone band (the "1 MHz FCC License"). Together we refer to the 3 MHz FCC License and the 1 MHz FCC License as the "FCC Licenses." The FCC Licenses were originally issued with 10-year terms and we have renewed both licenses for subsequent 10-year terms. Such licenses are subject to further renewal by the FCC, and renewals of licenses held by others have occurred routinely and at nominal cost. Moreover, we have determined that there are currently no legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of the FCC Licenses. As a result, the FCC Licenses are treated as indefinite-lived intangible assets which we do not amortize. We reevaluate the useful life of the FCC Licenses each year to determine whether events and circumstances continue to support an indefinite useful life. Our annual impairment assessment of the FCC Licenses for 2023, 2022 and 2021 indicated no impairment.

Our software relates to the development of internal use software which is used to run our network and support our service offerings. Software also includes software embedded in the equipment that we sell to our customers.

Our goodwill balance was $0.6 million as of December 31, 2023 and 2022.

Our intangible assets, other than goodwill, as of December 31, 2023 and 2022 were as follows (*in thousands, except for weighted average remaining useful life*):

	Weighted Average Remaining Useful Life (in years)	As of December 31, 2023			As of December 31, 2022		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:							
Software	7.2	$ 68,155	$ (45,910)	$ 22,245	$ 59,932	$ (43,950)	$ 15,982
Other intangible assets	8.0	499	—	499	624	—	624
Service customer relationships		8,081	(8,081)	—	8,081	(8,081)	—
OEM and dealer relationships		6,724	(6,724)	—	6,724	(6,724)	—
Total amortized intangible assets		83,459	(60,715)	22,744	75,361	(58,755)	16,606
Unamortized intangible assets:							
FCC Licenses		32,283	—	32,283	32,283	—	32,283
Total intangible assets		$ 115,742	$ (60,715)	$ 55,027	$ 107,644	$ (58,755)	$ 48,889

Amortization expense for the years ended December 31, 2023, 2022 and 2021 was $2.0 million, $4.7 million and $7.5 million, respectively.

Amortization expense for each of the next five years and thereafter is estimated to be as follows (*in thousands*):

Years ending December 31,	Amortization Expense
2024	$ 1,401
2025	$ 3,320
2026	$ 3,250
2027	$ 3,033
2028	$ 2,879
Thereafter	$ 8,861

Actual future amortization expense could differ from the estimated amount as the result of future investments and other factors.

8. Long-Term Debt and Other Liabilities

Long-term debt as of December 31, 2023 and 2022 was as follows (*in thousands*):

	December 31, 2023	December 31, 2022
Term Loan Facility	$ 604,797	$ 711,263
Less: deferred financing costs	(10,046)	(13,840)
Less: current portion of long-term debt	(7,250)	(7,250)
Total long-term debt	$ 587,501	$ 690,173

2021 Credit Agreement

On April 30, 2021, Gogo and Gogo Intermediate Holdings LLC ("GIH") (a wholly owned subsidiary of Gogo) entered into a credit agreement (the "Original 2021 Credit Agreement," and, as it may be amended, supplemented or otherwise modified from time to time, the "2021 Credit Agreement") among Gogo, GIH, the lenders and issuing banks party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent, which provides for (i) a term loan credit facility (the "Term Loan Facility") in an aggregate principal amount of $725.0 million, issued with a discount of 0.5%, and (ii) a revolving credit facility (the "Revolving Facility" and together with the Term Loan Facility, the "Facilities") of up to $100.0 million, which includes a letter of credit sub-facility.

On February 2, 2023, Gogo and GIH entered into an amendment to the Original 2021 Credit Agreement with Morgan Stanley Senior Funding, Inc., as administrative agent, which replaced all references in the Original 2021 Credit Agreement to LIBOR in respect of the applicable interest rates for the Facilities with an adjusted term secured overnight financing rate as administered by the Federal Reserve Bank of New York ("SOFR"), plus a credit spread adjustment recommended by the Alternative Reference Rates Committee. We elected to apply the optional expedient within ASC 848, *Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, to conclude that this modification was not substantial and did not have a material impact to our consolidated financial statements.

The Term Loan Facility amortizes in nominal quarterly installments equal to one percent of the aggregate initial principal amount thereof per annum, with the remaining balance payable upon final maturity of the Term Loan Facility on April 30, 2028. There are no amortization payments under the Revolving Facility, and all borrowings under the Revolving Facility mature on April 30, 2026.

The Term Loan Facility bears annual interest at a floating rate measured by reference to, at GIH's option, either (i) an adjusted term SOFR rate (subject to a floor of 0.75%) plus an applicable margin of 3.75% and a credit spread adjustment recommended by the Alternative Reference Rates Committee of 0.11%, 0.26% or 0.43% per annum based on 1-month, 3-month or 6-month term SOFR, respectively or (ii) an alternate base rate plus an applicable margin of 2.75%.

Loans outstanding under the Revolving Facility bear annual interest at a floating rate measured by reference to, at GIH's option, either (i) an adjusted term SOFR rate (subject to a floor of 0.00%) plus an applicable margin ranging from 3.25% to 3.75% per annum depending on GIH's senior secured first lien net leverage ratio and a credit spread adjustment recommended by the Alternative Reference Rates Committee of 0.11%, 0.26% or 0.43% per annum based on 1-month, 3-month or 6-month term SOFR, respectively or (ii) an alternate base rate plus an applicable margin ranging from 2.25% to 2.75% per annum depending on GIH's senior secured first lien net leverage ratio. Additionally, unused commitments under the Revolving Facility are subject to a fee ranging from 0.25% to 0.50% per annum depending on GIH's senior secured first lien net leverage ratio. As of December 31, 2023, the fee for the unused commitments under the Revolving Facility was 0.25% and the applicable margin was 3.25%.

The Facilities may be prepaid at GIH's option at any time without premium or penalty (other than customary breakage costs), subject to minimum principal payment amount requirements. On May 3, 2023, the Company prepaid $100 million of the outstanding principal amount of the Term Loan Facility. As a result, we wrote off $2.2 million of the deferred financing costs and unaccreted debt discount, which are included in Loss on extinguishment of debt and settlement of convertible notes in our Consolidated Statements of Operations for the year ended December 31, 2023.

Subject to certain exceptions and de minimis thresholds, the Term Loan Facility is subject to mandatory prepayments in an amount equal to:

- 100% of the net cash proceeds of certain asset sales, insurance recovery and condemnation events, subject to reduction to 50% and 0% if specified senior secured first lien net leverage ratio targets are met;

- 100% of the net cash proceeds of certain debt offerings; and

- 50% of annual excess cash flow (as defined in the 2021 Credit Agreement), subject to reduction to 25% and 0% if specified senior secured first lien net leverage ratio targets are met.

The 2021 Credit Agreement contains customary representations and warranties and customary affirmative and negative covenants. The negative covenants include restrictions on, among other things: incurrence of indebtedness or issuance of disqualified equity interests; incurrence or existence of liens; consolidations or mergers; activities of Gogo and any subsidiary holding a license issued by the FCC; investments, loans, advances, guarantees or acquisitions; asset sales; dividends or other distributions on equity; purchase, redemption or retirement of capital stock; payment or redemption of certain junior indebtedness; entry into other agreements that restrict the ability to incur liens securing the Facilities; and amendment of organizational documents; in each case subject to customary exceptions.

The Revolving Facility includes a financial covenant set at a maximum senior secured first lien net leverage ratio of 7.50:1.00, which will apply if the outstanding amount of loans and unreimbursed letter of credit drawings thereunder at the end of any fiscal quarter exceeds 35% of the aggregate of all commitments thereunder.

The 2021 Credit Agreement contains customary events of default, which, if any of them occurred, would permit or require the principal, premium, if any, and interest on all of the then outstanding obligations under the Facilities to be due and payable immediately and the commitments under the Revolving Facility to be terminated.

As of December 31, 2023 and 2022, the outstanding principal amount of the Term Loan Facility was $606.9 million and $714.1 million, respectively, the unaccreted debt discount was $2.1 million and $2.8 million, respectively, and the net carrying amount was $604.8 million and $711.3 million, respectively.

We paid approximately $19.7 million of loan origination and financing costs related to the Facilities which are being accounted for as deferred financing costs on our consolidated balance sheets and are amortized over the terms of the Facilities. Total amortization expense was $2.4 million, $2.6 million and $1.8 million, respectively, for the years ended December 31, 2023, 2022 and 2021 and is included in Interest expense in our consolidated statements of operations. As of December 31, 2023 and 2022, the balance of unamortized deferred financing costs related to the Facilities was $11.1 million and $15.3 million, respectively.

On April 30, 2021, Gogo, GIH, and each direct and indirect wholly-owned U.S. restricted subsidiary of GIH (Gogo and such subsidiaries collectively, the "Guarantors") entered into a guarantee agreement (the "Guarantee Agreement") in favor of Morgan Stanley Senior Funding, Inc., as collateral agent (the "Collateral Agent"), whereby GIH and the Guarantors guarantee the obligations under the Facilities and certain other secured obligations as set forth in the Guarantee Agreement, and GIH and the Guarantors entered into a collateral agreement (the "Collateral Agreement"), in favor of the Collateral Agent, whereby GIH and the Guarantors grant a security interest in substantially all of their respective tangible and intangible assets (including the equity interests in each direct material wholly-owned U.S. restricted subsidiary owned by GIH or any Guarantor, and 65% of the equity interests in any non-U.S. subsidiary held directly by GIH or any Guarantor), subject to certain exceptions, to secure the obligations under the Facilities and certain other secured obligations as set forth in the Collateral Agreement.

2022 Convertible Notes

In 2018, we issued $237.8 million aggregate principal amount of 6.00% Convertible Senior Notes due 2022 (the "2022 Convertible Notes") in private offerings to qualified institutional buyers, including pursuant to Rule 144A under the Securities Act, and in concurrent private placements.

In 2021, $135.0 million aggregate principal amount of 2022 Convertible Notes was converted by holders and settled through the issuance of 24,353,006 shares of common stock.

In May 2022, the remaining $102.8 aggregate principal amount of 2022 Convertible Notes was converted by holders into 17,131,332 shares of common stock. Thorndale Farm Private Equity Fund 2, LLC, an entity affiliated with our Chair of the Board and

Chief Executive Officer, held $8.0 aggregate principal amount of 2022 Convertible Notes that was converted into 1,333,333 shares of common stock.

We incurred approximately $8.1 million of issuance costs related to the issuance of the 2022 Convertible Notes that were amortized over the term of the 2022 Convertible Notes using the effective interest method. Total amortization expense was $0.4 million and, $1.4 million, respectively, for the years ended December 31, 2022 and 2021 and is included in Interest expense in the consolidated statements of operations. See Note 10, "Interest Costs," for additional information.

The 2022 Convertible Notes had an initial conversion rate of 166.6667 common shares per $1,000 principal amount of 2022 Convertible Notes, which was equivalent to an initial conversion price of approximately $6.00 per share of our common stock. Prior to conversion, the shares of common stock subject to conversion were considered in the diluted earnings per share calculations under the if-converted method if their impact was dilutive.

Forward Transactions

In connection with the issuance of our 3.75% Convertible Senior Notes due 2020 (the "2020 Convertible Notes"), we paid approximately $140.0 million to enter into prepaid forward stock repurchase transactions (the "Forward Transactions") with certain financial institutions (the "Forward Counterparties"), pursuant to which we purchased approximately 7.2 million shares of common stock for settlement on or around the March 1, 2020 maturity date for the 2020 Convertible Notes, subject to the ability of each Forward Counterparty to elect to settle all or a portion of its Forward Transactions early.

On December 11, 2019, we entered into an amendment to one of the Forward Transactions (the "Amended and Restated Forward Transaction") to extend the expected settlement date with respect to approximately 2.1 million shares of common stock held by one of the Forward Counterparties, JPMorgan Chase Bank, National Association (the "2022 Forward Counterparty"), to correspond with the May 15, 2022 maturity date for the 2022 Convertible Notes. As a result of the Forward Transactions, total shareholders' equity within our consolidated balance sheets was reduced by approximately $140.0 million. In March 2020, approximately 5.1 million shares of common stock were delivered to us in connection with the Forward Transactions. In April 2021, approximately 1.5 million shares of common stock were delivered to us in connection with the Amended and Restated Forward Transaction. In May 2022, the approximately 0.6 million shares that were remaining under the Amended and Restated Forward Transaction were delivered to us. There are no longer any additional prepaid forward stock repurchase transactions outstanding.

2024 Senior Secured Notes

On April 25, 2019, GIH and Gogo Finance Co. Inc. (a wholly owned subsidiary of GIH) ("Gogo Finance" and, together with GIH, the "Issuers") issued $905.0 million aggregate principal amount of 9.875% senior secured notes due 2024 (the "2024 Senior Secured Notes"), at a price equal to 99.512% of their face value, under an indenture, dated as of April 25, 2019, among the Issuers, Gogo, the subsidiary guarantors party thereto and U.S. Bank National Association, as trustee.

On May 7, 2019, the Issuers issued an additional $20.0 million of 2024 Senior Secured notes, which were issued at a price equal to 100.5% of their face value, and $50.0 million of 2024 Senior Secured Notes on November 13, 2020, which were issued at a price equal to 103.5% of their face value.

The 2024 Senior Secured Notes were guaranteed on a senior secured basis by Gogo and all of GIH's existing and future restricted subsidiaries (other than Gogo Finance), subject to certain exceptions. The 2024 Senior Secured Notes and the related guarantees were secured by certain liens on the Company's collateral, which were released upon the closing of the Transaction.

We paid approximately $22.6 million of origination fees and financing costs related to the issuance of the 2024 Senior Secured Notes, which were accounted for as deferred financing costs on our consolidated balance sheets and were being amortized over the contractual term of the 2024 Senior Secured Notes using the effective interest method. Total amortization expense was $1.4 million for the year ended December 31, 2021. Amortization expense is included in Interest expense in the consolidated statements of operations.

The 2024 Senior Secured Notes were redeemed on May 1, 2021 (the "Redemption Date") at a redemption price equal to 104.938% of the principal amount of the 2024 Senior Secured Notes redeemed, plus accrued and unpaid interest to (but not including) the Redemption Date. The make-whole premium paid in connection with the redemption was $48.1 million. We wrote off the remaining unamortized deferred financing costs of $15.2 million and the remaining debt discount of $1.3 million, which together are included in Loss on extinguishment of debt and settlement of convertible notes in our consolidated statements of operations for the year ended December 31, 2021.

ABL Credit Facility

On August 26, 2019, Gogo, GIH and Gogo Finance entered into a credit agreement (the "ABL Credit Agreement") with the other loan parties party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and Morgan Stanley

Senior Funding, Inc., as syndication agent, which provided for an asset-based revolving credit facility (the "ABL Credit Facility") of up to $30.0 million, subject to borrowing base availability, and includes letter of credit and swingline sub-facilities. The obligations under the ABL Credit Agreement were guaranteed by Gogo and all of its existing and future subsidiaries, subject to certain exceptions and secured by collateral of the Company. On April 30, 2021, the ABL Credit Agreement and all commitments thereunder were terminated. As a result of the termination, the remaining unamortized deferred financing costs of $0.3 million were written off as of May 1, 2021 and included in Loss on extinguishment of debt and settlement of convertible notes in our consolidated statements of operations for the year ended December 31, 2021.

9. Derivative Instruments and Hedging Activities

We are exposed to interest rate risk on our variable rate borrowings. We currently use interest rate caps to manage our exposure to interest rate changes, and have designated these interest rate caps as cash flow hedges for accounting purposes. Accordingly, the earnings impact of the derivatives designated as cash flow hedges is recorded upon the recognition of the variable interest payments related to the hedged debt.

In May 2021, we purchased interest rate caps with an aggregate notional amount of $650.0 million for $8.6 million. The cost of the interest rate caps will be amortized to interest expense using the caplet method, from the effective date through termination date. We receive payments in the amount calculated pursuant to the caps for any period in which the daily compounded SOFR rate plus a credit spread adjustment recommended by the Alternative Reference Rate Committee of 0.26% increases beyond the applicable strike rate. The notional amounts of the interest rate caps periodically decrease over the life of the caps.

The notional amounts, strike rates and end dates of the cap agreements are as follows *(notional amounts in thousands)*:

Start Date	End Date	Notional Amounts	Strike Rate
7/31/2021	7/30/2023	$ 650,000	0.75%
7/31/2023	7/30/2024	525,000	0.75%
7/31/2024	7/30/2025	350,000	1.25%
7/31/2025	7/30/2026	250,000	2.25%
7/31/2026	7/30/2027	200,000	2.75%

We record the effective portion of changes in the fair value of our cash flow hedges to other comprehensive income (loss), net of tax, and subsequently reclassify these amounts into earnings in the period during which the hedged transaction is recognized. The amounts included in accumulated other comprehensive income will be reclassified to interest expense in the event the hedges are no longer considered effective, in accordance with ASC 815, *Derivatives and Hedging*. During the year ended December 31, 2023, fully offsetting unrealized gains and losses were incurred from our cash flow hedges that were considered ineffective as a result of a voluntary partial de-designation of the hedge relationship related to a prepayment of our existing variable-rate debt discussed in Note 8, "Long-Term Debt and Other Liabilities." No gains or losses of our cash flow hedges were considered to be ineffective and reclassified from other comprehensive income (loss) to earnings for the years ended December 31, 2022 and 2021. We estimate that approximately $2.6 million currently recorded in accumulated other comprehensive income (loss) will be recognized in earnings over the next 12 months. We assess the effectiveness of the hedges on an ongoing basis, and the remaining outstanding caps are still considered to be highly effective, and remain designated as a cash flow hedge. Cash flows from interest rate caps are classified in the consolidated statements of cash flows as investing activities from continuing operations.

For the year ended December 31, 2023, we recorded a decrease in fair value on the interest rate caps of $16.1 million, net of tax of $4.8 million. For the year ended December 31, 2022, we recorded an increase in fair value on the interest rate caps of $28.4 million, net of tax of $9.3 million. Increases and decreases in fair value on interest rate caps above exclude amortization of the purchase price paid for the interest rate caps.

When derivatives are used, we are exposed to credit loss in the event of non-performance by the counterparties; however, non-performance is not anticipated. ASC 815, *Derivatives and Hedging*, requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the balance sheet. The fair values of the interest rate derivatives are based on quoted market prices for similar instruments from commercial banks (based on significant observable inputs - Level 2 inputs).

The following table presents the fair value of our interest rate derivatives included in the consolidated balance sheets for the periods presented (in thousands):

Derivatives designated as hedging instruments	Balance sheet location	December 31, 2023	December 31, 2022
Current portion of interest rate caps	Prepaid expenses and other current assets	$ 18,801	$ 24,459
Non-current portion of interest rate caps	Other non-current assets	$ 10,295	$ 25,578

Fair Value Measurement

Our derivative assets and liabilities consist principally of interest rate caps, which are carried at fair value based on significant observable inputs (Level 2 inputs). Derivatives entered into by us are typically executed over-the-counter and are valued using discounted cash flows along with fair value models that primarily use market observable inputs. These models take into account a variety of factors including, where applicable, maturity, interest rate yield curves, and counterparty credit risks.

Reference Rate Reform

In March 2020, the FASB issued Accounting Standard Update ("ASU") 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*. ASU 2020-04, which provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. In January 2021, the FASB issued ASU 2021-01, *Reference Rate Reform (Topic 848): Scope*. The amendments in ASU 2021-01 provide optional expedients to the current guidance on contract modification and hedge accounting from the expected market transition from LIBOR and other interbank offered rates to alternative reference rates. The guidance generally can be applied to applicable contract modifications through December 31, 2024. The Company evaluated the impact of ASU 2020-04 and 2021-01, both of which were previously adopted by the Company, and has made necessary changes to its affected contracts in order to capture the market transition from LIBOR to SOFR.

On February 2, 2023 the Company modified its 2021 Credit Agreement to use the Secured Overnight Financing Rate ("SOFR") as a reference rate rather than LIBOR (see Note 8, "Long-Term Debt and Other Liabilities"). In conjunction with the amendment of the debt, the Company's derivative positions automatically transitioned to SOFR, the designated fallback as determined by the International Swaps and Derivatives Association on July 31, 2023. Concurrently, the Company updated its hedge documentation to reflect the changing of the benchmark index, which changed solely as a result of reference rate reform. Under ASC 848, Reference Rate Reform, hedge accounting may continue without de-designation if certain criteria are met. For cash flow hedges in which the designated hedged risk is LIBOR (or another rate that is expected to be discontinued), the guidance allows an entity to assert that it remains probable that the hedged forecasted transaction will occur. The Company has assessed the effectiveness of the amended hedge relationship and concluded that the hedge relationship remains highly effective. The Company applied the optional expedient within ASC 848 to conclude the updates to the hedge relationship due to reference rate reform did not have a material impact on the Company's consolidated financial statements.

10. Interest Costs

We capitalize a portion of our interest on funds borrowed during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and amortized over the useful lives of the assets.

The following is a summary of our interest costs for the years ended December 31, 2023, 2022 and 2021 *(in thousands)*:

	For the Years Ended December 31,		
	2023	2022	2021
Interest costs charged to expense	$ 55,823	$ 43,530	$ 62,390
Amortization of deferred financing costs	2,385	3,058	4,661
Accretion of debt discount	403	456	419
Amortization of the purchase price of interest rate caps	1,509	157	2
Interest rate cap benefit	(27,064)	(8,329)	—
Interest expense	33,056	38,872	67,472
Interest costs capitalized to property and equipment	2,156	920	4
Interest costs capitalized to software	768	472	311
Total interest costs	$ 35,980	$ 40,264	$ 67,787

11. Fair Value of Financial Assets and Liabilities

A three-tier fair value hierarchy has been established which prioritizes the inputs used in measuring fair value. These tiers include:

- *Level 1* - defined as observable inputs such as quoted prices for identical assets or liabilities in active markets;

- *Level 2* - defined as observable inputs other than Level 1 inputs such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

- *Level 3* - defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Refer to Note 9, "Derivative Instruments and Hedging Activities," for fair value information relating to our interest rate caps.

Long-Term Debt:

As of December 31, 2023 and 2022, our only financial asset and liability disclosed but not measured at fair value is the Term Loan Facility, which is reflected on the consolidated balance sheets at cost. The fair value measurement is classified as Level 2 within the fair value hierarchy since it is based on quoted market prices of our instrument in markets that are not active. We estimated the fair value of the Term Loan Facility by calculating the upfront cash payment a market participant would require to assume this obligation. The upfront cash payment used in the calculation of fair value on our consolidated balance sheets, excluding any issuance costs, is the amount that a market participant would be willing to lend at such date to an entity with a credit rating similar to ours and that would allow such an entity to achieve sufficient cash inflows to cover the scheduled cash outflows under the Term Loan Facility.

The fair value and carrying value of long-term debt as of December 31, 2023 and 2022 was as follows *(in thousands)*:

	December 31, 2023		December 31, 2022	
	Fair Value [1]	Carrying Value	Fair Value [1]	Carrying Value
Term Loan Facility	$ 610,000	$ 604,797 [2]	$ 708,000	$ 711,263 [2]

(1) Fair value amounts are rounded to the nearest million.
(2) Carrying value of the Term Loan Facility reflects the unaccreted debt discount of $2.1 million and $2.8 million, respectively, as of December 31, 2023 and 2022. See Note 8, "Long-Term Debt and Other Liabilities," for further information.

12. Stock-Based Compensation and 401(k) Plan

As of December 31, 2023, we maintained the Second Amended and Restated Gogo Inc. 2016 Omnibus Incentive Plan (the "2016 Omnibus Plan"). The 2016 Omnibus Plan provides for the grant of both equity and cash awards, including non-qualified stock options, incentive stock options, stock appreciation rights, performance awards (shares and units), restricted stock, RSUs, deferred share units ("DSUs") and other stock-based awards and dividend equivalents to eligible employees, directors and consultants, as determined by the Compensation Committee of our Board of Directors (the "Compensation Committee"). The Gogo Inc. 2013 Omnibus Incentive Plan (the "2013 Omnibus Plan"), The Aircell Holdings Inc. Stock Option Plan, and the Employee Stock Purchase Plan ("ESPP") have all expired.

Under the 2016 Omnibus Plan, 33,234,128 shares of common stock were reserved for issuance. As of December 31, 2023, 4,432,317 shares remained available for grant under the 2016 Omnibus Plan. The contractual life of granted options is 10 years. Except as otherwise approved by the Compensation Committee, all options that are unvested as of the date on which a recipient's employment terminates, as well as vested options that are not exercised within a prescribed period following termination, are forfeited and become available for future grants. Options granted beginning in 2010 but prior to the Option Exchange (as defined below) include options that (a) vest in specified increments over a four-year period, (b) vest on the date of grant for certain options granted to non-employee members of our Board of Directors or (c) vest on the first anniversary of the date of grant for certain options granted to non-employee members of our Board of Directors. In June 2020, we consummated an option exchange program that was approved by our stockholders at the annual meeting held on April 29, 2020 in which previously outstanding eligible options (which excluded options granted for service by non-executive members of our Board of Directors) to purchase 6,664,773 shares of common stock were surrendered and cancelled and we granted replacement options (the "Replacement Options") in exchange for the tendered options. Of the 4,168,455 options we granted in 2020, 2,896,383 were Replacement Options. The Replacement Options vested in a single installment on December 31, 2022.

Beginning in 2013, we granted RSUs, which generally vest in equal annual increments over a four-year period. Vested RSUs will be settled, at the discretion of the Compensation Committee, in shares of our common stock or in cash equal to the value of the applicable number of shares of our common stock on the vesting date. We also granted DSUs to directors, some of which vest on the grant date and others on the first anniversary of the grant date. DSUs will be settled in shares of our common stock after the director ceases to serve as a director. We intend to settle RSU and DSU awards in stock and we have the shares available to do so.

The following is a summary of our stock-based compensation expense included in the consolidated statements of operations, excluding the stock-based compensation expense for discontinued operations, for the years December 31, 2023, 2022 and 2021 *(in thousands)*:

	For the Years Ended December 31,		
	2023	2022	2021
Cost of service revenue	$ 1,701	$ 1,073	$ 472
Cost of equipment revenue	1,363	1,022	523
Engineering, design and development	3,569	2,532	1,358
Sales and marketing	3,678	2,628	1,615
General and administrative	10,977	11,810	9,377
Total stock-based compensation expense	$ 21,288	$ 19,065	$ 13,345

A summary of stock option activity for the year ended December 31, 2023 is as follows:

	Number of Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Options outstanding – January 1, 2023	4,012,761	$ 4.36	5.38	$ 42,396
Granted	—	$ —		
Exercised	(218,585)	$ 2.58		
Forfeited	(1,875)	$ 2.14		
Expired	(22,711)	$ 23.75		
Options outstanding – December 31, 2023	3,769,590	$ 4.35	4.20	$ 23,190
Options exercisable – December 31, 2023	3,673,715	$ 4.41	4.16	$ 22,424

As of December 31, 2023, total unrecognized compensation costs related to unvested stock options were immaterial. The total grant date fair value of stock options vested in 2023, 2022 and 2021 was approximately $0.3 million, $18 million and $10 million, respectively.

We estimate the fair value of stock options using the Black-Scholes option-pricing model. No stock options were granted during the years ended December 31, 2023 and 2022. Weighted average assumptions used and weighted average grant date fair value of stock options granted for the years ended December 31, 2021 were as follows:

	For the Years Ended December 31, 2021
Approximate risk-free interest rate	1.0%
Average expected life (years)	5.50
Dividend yield	N/A
Volatility	77.0%
Weighted average grant date fair value of common stock underlying options granted	$ 9.66
Weighted average grant date fair value of stock options granted	$ 6.22

The risk-free interest rate assumptions were based on the U.S. Treasury yield curve for the term that mirrored the expected term in effect at the time of grant. The expected life of our stock options was determined based upon a simplified assumption that the stock options will be exercised evenly from vesting to expiration, as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected life. The dividend yield was based on expected dividends at the time of grant. Beginning in 2020, we calculated volatility based exclusively on our common stock.

The following table summarizes the activities for our unvested RSUs and DSUs for the year ended December 31, 2023:

	Number of Underlying Shares	Weighted Average Grant Date Fair Value
Unvested – January 1, 2023	3,466,225	$ 12.46
Granted	1,899,140	$ 15.31
Vested	(1,472,594)	$ 11.18
Forfeited/canceled	(153,082)	$ 13.98
Unvested – December 31, 2023	3,739,689	$ 14.25

As of December 31, 2023, there was approximately $37 million of unrecognized compensation cost related to unvested employee RSUs. This amount is expected to be recognized over a weighted-average period of approximately 2.3 years. The total grant date fair value of RSUs and DSUs vested in 2023 was approximately $17 million.

ESPP - We had an ESPP which expired during 2023. The ESPP allowed eligible employees to purchase a limited number of shares of common stock during pre-specified offering periods at a discount established by the Compensation Committee which could not exceed 15% of the fair market value of the common stock at the beginning or end of the offering period (whichever was lower). Under the ESPP, 2,200,000 shares were reserved for issuance and 29,257 shares of common stock were issued during the year ended December 31, 2023.

401(k) Plan - Under our 401(k) plan, all employees who are eligible to participate are entitled to make tax-deferred contributions, subject to Internal Revenue Service limitations. We match 100% of the employee's first 4% of contributions made, subject to annual limitations. Our matching contributions were $2.3 million, $2.1 million, and $1.8 million for the years ended December 31, 2023, 2022 and 2021, respectively.

13. Income Tax

For financial reporting purposes, the income (loss) from continuing operations before income taxes included the following components for the years ended December 31, 2023, 2022, and 2021 (*in thousands*):

	For the Years Ended December 31,		
	2023	2022	2021
United States	$ 97,212	$ 105,450	$ (27,557)
Foreign	391	267	(3,084)
Income (loss) before income taxes	$ 97,603	$ 105,717	$ (30,641)

Significant components of the provision (benefit) for income taxes from continuing operations for the years ended December 31, 2023, 2022, and 2021 are as follows (*in thousands*):

	For the Years Ended December 31,		
	2023	2022	2021
Current:			
Federal	$ —	$ —	$ —
State	1,097	488	90
Foreign	—	—	—
	1,097	488	90
Deferred:			
Federal	(40,743)	11,830	(166,706)
State	(7,971)	2,464	(20,614)
Foreign	(458)	(1,124)	—
	(49,172)	13,170	(187,320)
Total	$ (48,075)	$ 13,658	$ (187,230)

The provision (benefit) for income taxes from continuing operations differs from income taxes computed at the federal statutory tax rates for the years ended December 31, 2023, 2022, and 2021 as a result of the following items:

	For the Years Ended December 31,		
	2023	2022	2021
Federal statutory rate	21.0%	21.0%	21.0%
Effect of:			
Change in valuation allowance	(74.5)	(10.9)	595.5
State income taxes-net of federal tax benefit	5.0	4.0	3.2
R&D credit	(1.2)	(0.4)	8.3
Nondeductible officer's compensation	1.2	0.1	(1.5)
Excess tax benefits on stock-based compensation	(0.4)	(2.0)	(3.0)
Loss on settlement of 2022 Convertible Notes	—	—	(12.9)
Other	(0.4)	1.1	0.4
Effective tax rate	(49.3)%	12.9%	611.0%

Components of the net deferred income tax asset as of December 31, 2023 and 2022 are as follows (*in thousands*):

	December 31, 2023	December 31, 2022
Deferred income tax assets:		
Federal net operating loss (NOL)	$ 93,610	$ 118,043
State NOL	22,167	26,033
Foreign NOL	14,243	14,430
Interest carryforward	68,225	67,644
Operating lease liability	20,664	21,744
Other	56,538	50,335
Total deferred income tax assets	275,447	298,229
Deferred income tax liabilities:		
Indefinite-lived intangible assets	(10,108)	(9,138)
Right-of-use asset	(17,495)	(18,525)
Interest rate cap valuation	(5,478)	(10,213)
Other	(127)	(226)
Total deferred income tax liabilities	(33,208)	(38,102)
Total deferred income tax	242,239	260,127
Valuation allowance	(25,601)	(97,470)
Net deferred income tax asset	$ 216,638	$ 162,657

We regularly assess the need for a valuation allowance related to our deferred income tax assets to determine, based on the weight of all available positive and negative evidence, whether it is more likely than not that some or all of such deferred assets will not be realized. In our assessments, the Company considers recent financial operating results, the scheduled expiration of our net operating losses, future taxable income, the reversal of existing taxable differences, and tax planning strategies. Based on our most recent assessment, for the year ended December 31, 2023, we released $72.8 million of the valuation allowance for the portion of our deferred income tax assets that we expect will ultimately be more likely than not to be realized. As of December 31, 2023, we can demonstrate an estimate of objectively verifiable future income based on the prior three years of pre-tax income from continuing operations. This estimate of future income, along with our assessment of the other available positive and negative evidence considered, supports the release of a portion of the valuation allowance. The remaining valuation allowance is still required for deferred tax assets related to certain state credits, foreign NOLs and capital loss carryforwards as it is more likely than not as of December 31, 2023 that these deferred tax assets will not be realized.

As of December 31, 2023, the federal net operating loss ("NOL") carryforward, state NOL carryforward and Canadian NOL carryforward were approximately $446 million, $377 million, and $54 million, respectively. We have recorded a deferred tax asset of $93.6 million, $22.2 million, and $14.2 million for federal NOLs, state NOLs, and Canadian NOLs, respectively, reflecting the benefit of these loss carryforwards. Certain of the federal and state NOLs begin to expire in 2034 and 2024, respectively. The Canadian NOL carryforward begins to expire in 2033.

The interest carryforward arises from the Tax Cuts and Jobs Act and generally limits the interest expense deduction to 30% of income (loss) attributable to common stock before interest expense, interest income, income taxes and depreciation and amortization for tax years 2018 to 2021 and 30% of income (loss) attributable to common stock before interest expense, interest income and income taxes for 2022 and subsequent years. The interest carryforward will not expire as it may be carried forward indefinitely.

Uncertain Tax Positions - As of December 31, 2023, the total amount of gross unrecognized tax benefits was $1.9 million. As of December 31, 2022, the total amount of gross unrecognized tax benefits was $0.8 million.

The aggregate change in the balance of gross unrecognized tax benefits, which excludes interest and penalties for the years ended December 31, 2023 and 2022 is as follows *(in thousands)*:

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Beginning balances	$ 799	$ —
Increases related to tax positions taken during a prior year	798	555
Decreases related to tax positions taken during a prior year	—	—
Increases related to tax positions taken during the current year	337	244
Decreases related to settlements with taxing authorities	—	—
Decreases related to expiration of the statute of limitations	—	—
Ending balances	$ 1,934	$ 799

We are subject to taxation and file income tax returns in the United States federal jurisdiction and many states and Canada. With few exceptions, as of December 31, 2023, we are no longer subject to U.S. federal, state, local or foreign examinations by tax authorities for years before 2020.

The total amount of unrecognized tax benefits that, if recognized, would reduce the Company's effective tax rate is $1.2 million and $0.8 million as of December 31, 2023 and 2022, respectively. We record penalties and interest relating to uncertain tax positions in the income tax provision line item in the consolidated statement of operations. No penalties or interest related to uncertain tax positions were recorded for the years ended December 31, 2023, 2022 or 2021. We do not expect a change in the unrecognized tax benefits within the next 12 months.

14. Leases

The following is a summary of our lease expense included in the consolidated statement of operations *(in thousands)*:

	For the Years Ended December 31,		
	2023	2022	2021
Operating lease cost	$ 15,961	$ 14,964	$ 13,203
Finance lease cost:			
Amortization of leased assets	112	156	35
Interest on lease liabilities	9	40	50
Total lease cost	$ 16,082	$ 15,160	$ 13,288

Other information regarding our leases is as follows *(in thousands, except lease terms and discount rates)*:

	For the Years Ended December 31,		
	2023	2022	2021
Supplemental cash flow information			
Cash paid for amounts included in measurement of lease liabilities:			
Operating cash flows used in operating leases	$ 16,422	$ 15,194	$ 13,930
Operating cash flows used in finance leases	$ 9	$ 40	$ 51
Financing cash flows used in finance leases	$ 132	$ 184	$ 145
Non-cash items:			
Operating leases obtained	$ 5,231	$ 13,547	$ 43,148
Finance leases obtained	$ —	$ 11	$ —
Weighted average remaining lease term			
Operating leases	7 years	8 years	9 years
Finance leases	2 years	1 year	2 years
Weighted average discount rate			
Operating leases	6.8%	6.7%	7.0%
Finance leases	4.7%	17.0%	18.6%

Annual future minimum lease payments as of December 31, 2023 *(in thousands)*:

Years ending December 31,	Operating Leases		Financing Leases
2024	$	15,393	$ 4
2025		15,552	2
2026		15,334	—
2027		14,376	—
2028		12,687	—
Thereafter		31,456	—
Total future minimum lease payments		104,798	6
Less: Amount representing interest		(21,467)	—
Present value of net minimum lease payments	$	83,331	$ 6
Reported as of December 31, 2023			
Accrued liabilities	$	10,284	$ 4
Non-current operating lease liabilities		73,047	—
Other non-current liabilities		—	2
Total lease liabilities	$	83,331	$ 6

As of December 31, 2023, there were no significant leases which had not yet commenced.

15. Commitments and Contingencies

Contractual Commitments – We have agreements with various vendors under which we have remaining commitments to purchase hardware components and development services. Such commitments will become payable as we receive the hardware components or as development services are provided.

In June 2022, we entered into a supply and product support agreement (the "SPSA") with Hughes Network Systems, LLC ("Hughes"), providing for our purchase from Hughes of airborne half duplex ("HDX") antennas for use on a LEO satellite network, and the performance by Hughes of services related thereto. Under the SPSA, we commit to purchase, over a seven-year period that will begin on completion of a project milestone currently expected to occur in the second half of 2024, HDX antennas with an estimated aggregate purchase price of approximately $170 million. During the contractual seven-year period, Hughes may not sell substantially similar equipment to other purchasers in our primary target market. In March 2023, we amended the SPSA, pursuant to which, we committed to purchase, over a seven-year period that will begin on completion of a project milestone currently expected to occur in mid-2025, full duplex ("FDX") antennas with an estimated aggregate purchase price of approximately $102 million.

On February 26, 2024, Gogo invested $5 million in a convertible note offering issued by one of our suppliers.

Derivative Litigation – On September 25, 2018 and September 26, 2018, two purported stockholders of the Company filed substantively identical derivative lawsuits in the Court, styled Nanduri v. Gogo Inc. and Hutsenpiller v. Gogo Inc., respectively. Both lawsuits were purportedly brought derivatively on behalf of us and name us as a nominal defendant and name as defendants each then-current member of the Company's Board of Directors, its former Chief Executive Officer and Chief Financial Officer, its then-current President, Commercial Aviation, and its current Chief Executive Officer and Chief Financial Officer. On January 5, 2023, following mediation, the Company entered into a Stipulation and Agreement of Settlement (the "Derivative Settlement") with the plaintiffs named in the foregoing derivative lawsuits and a stockholder that made substantially the same allegations via a letter sent to the Company's then-Board of Directors, dated June 21, 2021 (collectively, the "Stockholders"). Pursuant to the terms of the Derivative Settlement, the Company implemented certain corporate governance initiatives (the "Governance Initiatives") and caused its D&O insurance carrier to pay the attorneys' fees for the Stockholders in consideration of dismissal of the two derivative lawsuits with prejudice and a release of all claims asserted against the Company and the individual defendants named in the derivative lawsuits.

Under the terms of the Derivative Settlement, the defendants were not required to pay any damages. We had accrued a liability for attorneys' fees within Accrued liabilities and a corresponding receivable in Prepaid expenses and other current assets in the consolidated balance sheets as of December 21, 2022.

On April 11, 2023, the Court issued final judgment approving the Derivative Settlement. The Company released the accrued liability and corresponding receivable for attorneys' fees as of March 31, 2023 and pursuant to the terms of the Derivative Settlement, has implemented the Governance Initiatives.

SmartSky Litigation – On February 28, 2022, SmartSky Networks, LLC brought suit against Gogo Inc. and its subsidiary Gogo Business Aviation LLC in the U.S. District Court for the District of Delaware (the "Court") alleging that Gogo 5G infringes four patents owned by the plaintiff. On February 21, 2023, the plaintiff amended its complaint to allege that Gogo 5G infringes two additional patents recently issued to the plaintiff. The suit seeks an unspecified amount of compensatory damages as well as treble damages for alleged willful infringement and reimbursement of plaintiff's costs, disbursements and attorneys' fees. Under a schedule agreed upon by the parties, fact discovery and claim construction proceedings will be substantially completed by early 2024, and expert discovery by early-to-mid 2024, with dispositive motions to follow. A trial date has been scheduled for April 14, 2025. Also on February 28, 2022, the plaintiff filed a motion (the "PI Motion") requesting that the Court preliminarily enjoin the Company from making, using, offering to sell or selling the Gogo 5G system. On September 26, 2022, the Court issued an order denying the PI Motion. The plaintiff appealed the denial to the U.S. Court of Appeals for the Federal Circuit. Briefing for the appeal is complete and the appellate court heard oral arguments on June 5, 2023. On January 31, 2024, the U.S. Court of Appeals for the Federal Circuit affirmed the decision of the Court to deny the PI Motion. We intend to continue to vigorously defend our position in the infringement suit and defend against the appeal. The outcomes of the appeal and the underlying litigation are inherently uncertain. No amounts have been accrued for any potential losses under this matter, as we cannot reasonably predict the outcome of the litigation or any potential losses.

From time to time we may become involved in legal proceedings arising in the ordinary course of our business. We cannot predict with certainty the outcome of any litigation or the potential for future litigation. Regardless of the outcome of any particular litigation and the merits of any particular claim, litigation can have a material adverse impact on our company due to, among other reasons, any injunctive relief granted, which could inhibit our ability to operate our business, amounts paid as damages or in settlement of any such matter, diversion of management resources and defense costs.

16. Accumulated Other Comprehensive Income (Loss)

The following is a summary of changes in accumulated other comprehensive income (loss) by component *(in thousands):*

	Currency Translation Adjustment	Change in Fair Value of Cash Flow Hedge	Total
Balance at January 1, 2021	$ (1,013)	$ —	$ (1,013)
Other comprehensive income before reclassifications	53	2,747	2,800
Less: loss realized and reclassified to earnings	—	(2)	(2)
Net current period comprehensive income	53	2,749	2,802
Balance at December 31, 2021	$ (960)	$ 2,749	$ 1,789
Other comprehensive income (loss) before reclassifications	(265)	34,765	34,500
Less: income realized and reclassified to earnings	—	6,161	6,161
Net current period comprehensive income	(265)	28,604	28,339
Balance at December 31, 2022	$ (1,225)	$ 31,353	$ 30,128
Other comprehensive income before reclassifications	291	4,579	4,870
Less: income realized and reclassified to earnings	—	19,202	19,202
Net current period comprehensive income (loss)	291	(14,623)	(14,332)
Balance at December 31, 2023	$ (934)	$ 16,730	$ 15,796

17. Common Stock and Preferred Stock

Common Stock – We have one class of common stock outstanding as of December 31, 2023 and 2022. Our common stock is junior to our preferred stock, if and when issued. Our Third Amended and Restated Certificate of Incorporation authorizes a total of 500,000,000 shares of common stock with a par value of $0.0001 per share.

Preferred Stock – Our Third Amended and Restated Certificate of Incorporation authorizes 100,000,000 shares of new preferred stock with a par value of $0.01 per share. No shares of this new preferred stock have been issued. The preferred stock may be issued, from time to time, in one or more series as authorized by the Board of Directors, which has the authority to designate the terms of any series of preferred stock issued, including, without limitation, the number of shares to be included in such series of preferred stock, any dividend, redemption, conversion rights or voting powers and the designations, preferences and relative participating, optional or other special rights.

Share Repurchases – On September 5, 2023, we announced a share repurchase program that grants the Company authority to repurchase up to $50 million of shares of the Company's common stock. Repurchases may be made at management's discretion from time to time on the open market, through privately negotiated transactions, or by other means, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act, as amended, in accordance with applicable securities laws and other restrictions. The repurchase program has no time limit and may be suspended for periods or discontinued at any time and does not obligate us to purchase any shares of our common stock. The timing and total amount of stock repurchases will depend upon business, economic and market conditions, corporate and regulatory requirements, prevailing stock prices, and other considerations. We do not expect to incur debt to fund the share repurchase program. During the year ended December 31, 2023, we repurchased an aggregate 0.5 million shares of our common stock for $4.8 million.

During September 2022, we repurchased 1.5 million shares of common stock in a private transaction for an aggregate purchase price of $18.3 million.

Shareholder Rights Plan – On September 23, 2020, our Board of Directors adopted a Section 382 Rights Agreement (as amended, the "Rights Agreement"), between the Company and Computershare Trust Company, N.A., as rights agent. The Rights Agreement was intended to reduce the likelihood of an ownership change under Section 382 of the Internal Revenue Code of 1986, as amended, by deterring any person or group from acquiring beneficial ownership of 4.9% or more of the shares of the Company's common stock then-outstanding. The Rights Agreement expired on September 23, 2023 and the Board of Directors voted not to renew the agreement.

18. Condensed Financial Information of Registrant

The following presents the condensed financial information of our parent company on a standalone basis.

Gogo Inc.
Condensed Balance Sheets
(in thousands)

	December 31, 2023		December 31, 2022	
Assets:				
Cash and cash equivalents	$	17,286	$	37,174
Prepaid expenses and other current assets		74		—
Deferred income taxes		222,043		172,871
Total assets	$	239,403	$	210,045
Liabilities and stockholders' deficit:				
Other current liabilities	$	189	$	113
Investments and payables with subsidiaries		198,489		311,801
Total liabilities		198,678		311,914
Total stockholders' equity (deficit)		40,725		(101,869)
Total liabilities and stockholders' deficit	$	239,403	$	210,045

Gogo Inc.
Condensed Statements of Operations and Comprehensive Income (Loss)
(in thousands)

	For the Years Ended December 31,					
	2023		2022		2021	
Interest income	$	(1,280)	$	(455)	$	(6)
Interest expense		—		2,770		9,504
Loss on extinguishment of debt and settlement of convertible notes		—		—		18,948
Other		(1,344)		1		(4)
Total other expense		(2,624)		2,316		28,442
Income (loss) before income taxes		2,624		(2,316)		(28,442)
Income tax (benefit) provision		(48,075)		13,658		(187,230)
Equity (gains) losses of subsidiaries		(94,979)		(108,033)		6,053
Net income (loss)	$	145,678	$	92,059	$	152,735
Comprehensive income (loss)	$	145,678	$	92,059	$	152,735

Gogo Inc.
Condensed Statements of Cash Flows
(in thousands)

	For the Years Ended December 31,		
	2023	2022	2021
Operating activities:			
Net income	$ 145,678	$ 92,059	$ 152,735
Amortization of deferred financing costs	—	418	1,387
Settlement of convertible notes	—	—	18,948
Subsidiary equity (gains) losses	(94,979)	(108,033)	6,053
Deferred income taxes	(49,172)	13,170	(187,220)
Gain on sale of equity investment	(1,343)	—	—
Other operating activities	2	(627)	1,819
Net cash provided by (used in) operating activities	186	(3,013)	(6,278)
Investing activities:			
Investments and advances with subsidiaries	(8,365)	6,047	11,552
Purchase of equity investment	(5,000)	—	—
Proceeds from sale of equity investment	6,343	—	—
Net cash provided by (used in) investing activities	(7,022)	6,047	11,552
Financing activities:			
Repurchase of common stock	(4,822)	(18,375)	—
Stock-based compensation activity	(8,230)	(2,579)	(5,245)
Net cash used in financing activities	(13,052)	(20,954)	(5,245)
Increase (decrease) in cash, cash equivalents and restricted cash	(19,888)	(17,920)	29
Cash, cash equivalents and restricted cash at beginning of period	37,174	55,094	55,065
Cash, cash equivalents and restricted cash at end of period	$ 17,286	$ 37,174	$ 55,094
Cash, cash equivalents and restricted cash at end of period	$ 17,286	$ 37,174	$ 55,094
Less: current restricted cash	—	—	25
Less: non-current restricted cash	—	—	—
Cash and cash equivalents at end of period	$ 17,286	$ 37,174	$ 55,069

19. Discontinued Operations

On December 1, 2020, we completed the previously announced sale of our commercial aviation ("CA") business to a subsidiary of Intelsat Jackson Holdings S.A. ("Intelsat") for a purchase price of $400.0 million in cash, subject to certain adjustments (the "Transaction").

At the closing of the Transaction, the parties entered into certain ancillary agreements, including a transition services agreement, an intellectual property license agreement and commercial agreements. The transition services agreement has been terminated. The commercial agreements include an ATG network sharing agreement with a 10-year term, pursuant to which we provide certain in-flight connectivity services on our current ATG network and, when available, our Gogo 5G network, subject to certain revenue sharing obligations. Under the ATG network sharing agreement, Intelsat has exclusive access to the ATG network for commercial aviation in North America, subject to minimum revenue guarantees.

As a result of the Transaction, financial results related to the CA business were reported as discontinued operations for the year ended December 31, 2021. There was no discontinued operations activity for the CA business after December 31, 2021. We report the financial results of discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting occurs only when the disposal of a component or a group of components (i) meets the held-for-sale classification criteria or is disposed of by sale or other than by sale, and (ii) represents a strategic shift that will have a major effect on our operations and financial results.

The following table summarizes the results of discontinued operations which are presented as Net loss from discontinued operations, net of tax, in our consolidated statements of operations *(in thousands)*:

	For the Year Ended December 31,
	2021
Operating expenses:	
General and administrative	6,283
Total operating expenses	6,283
Operating loss	(6,283)
Other income:	
Gain on sale of CA business	(1,598)
Total other income:	(1,598)
Loss before income taxes	(4,685)
Income tax benefit	(831)
Net loss from discontinued operations, net of tax	$ (3,854)

The following discussion relates entirely to discontinued operations.

Gain on Sale – Upon the closing of the Transaction on December 1, 2020, we received initial gross proceeds of $386.3 million, which reflects the $400.0 million purchase price, adjusted for cash, debt, transaction expenses and working capital. The final purchase price was subject to change due to customary post-closing purchase price adjustment procedures set forth in the purchase and sale agreement between Gogo and Intelsat, that were not yet complete. As the post-closing purchase price adjustment was not yet finalized and therefore represented a contingent gain, $9.4 million was recorded as a deferred gain on sale included within Accrued liabilities as of December 31, 2020. During December 2020, we recognized within Gain on sale of CA business a pretax gain on sale of $38.0 million, computed as the $386.3 million of initial gross proceeds less (i) the potential $9.4 million post-closing purchase price adjustment not yet finalized, (ii) the carrying value of the assets and liabilities transferred in the Transaction and (iii) Transaction-related costs. In October 2021, the independent accounting firm engaged to resolve a dispute between the parties regarding the working capital matter determined the final amount of the working capital adjustments to be $7.8 million. In the fourth quarter of 2021, Gogo paid Intelsat the $7.8 million and recognized an additional Gain on sale of CA business of $1.6 million.

Stock-Based Compensation – In August 2020, the Compensation Committee approved modifications to the vesting conditions and exercise periods of outstanding equity compensation awards held by certain of our then-current employees who became employees of Intelsat in the Transaction. These modifications became effective upon the consummation of the Transaction. Pursuant to such modifications, the options and restricted stock units ("RSUs") held by Intelsat employees generally vested on the earlier of (i) the original vesting date and (ii) December 1, 2021; provided that the employee did not voluntarily resign from and was not terminated for cause by Intelsat prior to such date. Certain of these awards vested based on conditions that are not classified as a service, market or performance condition and as a result such awards were classified as a liability. Other than mark-to-market adjustments, all costs related to stock-based compensation for our prior employees who became employees of Intelsat in the Transaction were recognized as of December 31, 2020. For the year ended December 31, 2021, $24.0 million was reclassified from Accrued liabilities to Additional paid-in capital as the awards vested during the period. As of December 31, 2021, there were no remaining liability-classified awards.

The following is a summary of our stock-based compensation expense by operating expense line contained within the results of discontinued operations for the years December 31, 2023, 2022 and 2021 *(in thousands)*:

	2023	2022	2021
Cost of service revenue	$ —	$ —	$ —
Cost of equipment revenue	—	—	—
Engineering, design and development	—	—	—
Sales and marketing	—	—	—
General and administrative	—	—	4,817
Total stock-based compensation expense	$ —	$ —	$ 4,817

See Note 12, "Stock-Based Compensation and 401(k) Plan," for additional information on our stock-based compensation plans.

Other Costs Classified to Discontinued Operations – During the year ended December 31, 2021, we incurred $1.5 million of additional costs (exclusive of the gain on sale, stock-based compensation expense noted above and income tax benefit) primarily due to employer-paid taxes arising from the exercise of stock options by former employees then employed by Intelsat.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

Management, with the participation of our Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2023 that are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported within required time periods. Based upon this evaluation, our Chief Executive Officer and the Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2023.

(b) Management's Annual Report on Internal Control Over Financial Reporting

The management of Gogo Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a – 15(f) and 15d – 15(f) under the Securities Exchange Act of 1934, as amended. Gogo's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published financial statements in accordance with accounting principles generally accepted in the United States of America.

The management of Gogo, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of Gogo's internal control over financial reporting as of December 31, 2023, based on the criteria set forth in Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, the Company's management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Deloitte & Touche LLP, the Company's independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting as of December 31, 2023, which report is included on Page 88 of this Annual Report on Form 10-K under the caption entitled "Report of Independent Registered Public Accounting Firm."

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(c) Changes in Internal Control over Financial Reporting

There have been no material changes to our internal control over financial reporting in connection with the evaluation required by Rules 13a-15(f) and 15d-15(f) under the Exchange Act during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

On November 17, 2023, Sergio Aguirre, our President and Chief Operating Officer, entered into a Rule 10b5–1 trading arrangement. Mr. Aguirre's arrangement includes the potential sale of up to 108,694 shares of our common stock issuable upon the exercise of outstanding stock options, and expires on November 15, 2024 unless earlier terminated in accordance with the provisions of the arrangement. Mr. Aguirre's arrangement is intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Securities Exchange Act of 1934.

Except as described above, during the fiscal quarter ended December 31, 2023, none of our directors or officers adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" as such terms are defined in Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Gogo Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Gogo Inc. and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 28, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Chicago, Illinois

February 28, 2024

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to our Proxy Statement for the 2024 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission ("SEC") within 120 days of the fiscal year ended December 31, 2023.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to our Proxy Statement for the 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information appearing under the caption "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement for the 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023 is incorporated herein by reference.

The following table sets forth the number of shares of our common stock reserved for issuance under our equity compensation plans (which includes amounts for both continuing and discontinued operations) as of the end of 2023:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#) (a)	Weighted average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(#) (c)
Equity compensation plans approved by security holders	8,634,159 [1]	4.35 [2]	4,432,317 [3]
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	8,634,159	4.35	4,432,317

(1) Represents the number of shares associated with options, RSUs and DSUs outstanding as of December 31, 2023.

(2) Represents the weighted average exercise price of the 3,769,590 options disclosed in column (a).

(3) Represents the number of shares remaining available for future issuance under our 2016 Omnibus Plan (4,432,317 shares). Of this number, only 3,056,770 shares are available for issuance with respect to RSUs, DSUs and other awards based on the full value of stock (rather than an increase in value) under the 2016 Omnibus Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to our Proxy Statement for the 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023.

Item 14. Principal Accounting Fees and Services

The information required by this item is incorporated by reference to our Proxy Statement for the 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023.

Part IV

Item 15. Exhibits, Financial Statement Schedules

We have filed the following documents as part of this Annual Report on Form 10-K:

1.   Consolidated Financial Statements:

	Page No.
Report of Independent Registered Public Accounting Firm	54
Consolidated Balance Sheets	56
Consolidated Statements of Operations	57
Consolidated Statements of Comprehensive Income	58
Consolidated Statements of Cash Flows	59
Consolidated Statements of Stockholders' Equity (Deficit)	60
Notes to Consolidated Financial Statements	61

2.   Financial Statement Schedules:

All schedules have been omitted because they are not required, not applicable, not present in amounts sufficient to require submission of the schedule, or the required information is otherwise included.

3.   Exhibits

Exhibit Number	Description of Exhibits
2.1**†	Purchase and Sale Agreement by and among Gogo Inc. and Intelsat Jackson Holdings S.A., dated August 31, 2020 (incorporated by reference to Exhibit 2.1 to Form 8-K filed on September 1, 2020 (File No. 001-35975))
3.1	Third Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Form 10-Q filed on August 7, 2013 (File No. 001-35975))
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to Form 8-K filed on August 2, 2023 (File No. 001-35975))
3.3	Certificate of Designations of Series A Preferred Stock of Gogo Inc., as filed with the Secretary of State of the State of Delaware on September 23, 2020 (incorporated by reference to Exhibit 3.1 to Form 8-K filed on September 23, 2020 (File No. 001-35975))
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Gogo Inc. Registration Statement on Form S-1 (File No. 333-178727))
4.2	Registration Rights Agreement, dated as of December 31, 2009, by and between AC Holdco Inc. and the Class A Holders, the Ripplewood Investors, the Thorne Investors and the other investors named therein (incorporated by reference to Exhibit 4.3 to Gogo Inc. Registration Statement on Form S-1 (File No. 333-178727))
4.3*	Description of Capital Stock and Registered Securities
4.4	Registration Rights Agreement, dated as of April 9, 2021, by and among Gogo Inc., Silver (XII) Holdings, LLC and Silver (Equity) Holdings, LP (incorporated by reference to Exhibit 10.2 to Form 8-K filed on April 14, 2021 (File No. 001-35975))
4.5	Amendment to the Registration Rights Agreement, dated as of April 9, 2021, by and between Gogo Inc. (f/k/a AC HoldCo Inc.) and Thorndale Farm Gogo, LLC (as assignee to the interests of the Thorne Investors, as defined therein) (incorporated by reference to Exhibit 10.3 to Form 8-K filed on April 14, 2021 (File No. 001-35975))
4.6	Amendment to the Registration Rights Agreement, dated as of May 25, 2021, by and among Gogo Inc., Silver (XII) Holdings, LLC and Silver (Equity) Holdings, LP (incorporated by reference to Exhibit 4.3 to Form 10-Q filed on August 5, 2021 (File No. 001-35975))
4.7	Amendment No. 2 to the Registration Rights Agreement, dated as of March 2, 2022, by and among Gogo Inc., Silver (XII) Holdings, LLC and Silver (Equity) Holdings LP (incorporated by reference to Exhibit 4.10 to Form 10-K filed on March 3, 2022 (File No. 001-35975))
10.1.1†	Qualcomm Technologies, Inc. Master Software Agreement, dated June 13, 2018, by and between Qualcomm Technologies, Inc. and Gogo LLC (incorporated by reference to Exhibit 10.1.48 to Form 10-Q filed on November 6, 2018 (File No. 001-35975))
10.1.2†	Qualcomm Technologies, Inc. AMSS6695 Software Addendum to Master Software Agreement, dated June 13, 2018, by and between Qualcomm Technologies, Inc. and Gogo LLC (incorporated by reference to Exhibit 10.1.49 to Form 10-Q filed on November 6, 2018 (File No. 001-35975))
10.1.3†	Access Point Patent License Agreement, dated July 6, 2018, by and between Qualcomm Incorporated and Gogo LLC (incorporated by reference to Exhibit 10.1.50 to Form 10-Q filed on November 6, 2018 (File No. 001-35975))
10.1.4†	ATG Network Sharing Agreement, dated as of December 1, 2020, by and between Gogo Business Aviation LLC and Gogo LLC (incorporated by reference to Exhibit 10.1 to Form 8-K filed on December 1, 2020 (File No. 001-35975))

10.1.5†	Master Services Agreement, dated as of November 25, 2019, by and between Gogo Business Aviation LLC and Airspan Networks Inc. (incorporated by reference to Exhibit 10.1.5 to Form 10-K filed on March 11, 2021 (File No. 001-35975))
10.1.6†	Supply and Product Support Agreement, dated as of November 25, 2019, by and between Gogo Business Aviation LLC and Airspan Networks Inc. (incorporated by reference to Exhibit 10.1.6 to Form 10-K filed on March 11, 2021 (File No. 001-35975))
10.1.7†	Master Services Agreement, dated as of May 21, 2022, by and between Gogo Business Aviation LLC and Hughes Network Systems, LLC (incorporated by reference to Exhibit 10.1 to Form 8-K filed on May 26, 2022 (File No. 001-35975))
10.1.8†	Supply and Product Support Agreement, dated as of June 6, 2022, by and between Gogo Business Aviation LLC and Hughes Network Systems, LLC (incorporated by reference to Exhibit 10.1 to Form 8-K filed on June 14, 2022 (File No. 001-35975))
10.1.9†	Amended and Restated Supply and Product Support Agreement, dated as of March 31, 2023, by and between Gogo Business Aviation LLC and Hughes Network Systems, LLC (incorporated by reference to Exhibit 10.1.1 to From 10-Q filed on May 3, 2023 (File No. 001-35975))
10.2.1#	Change in Control Severance Agreement, dated as of April 24, 2017, by and between Gogo Inc. and Barry Rowan (incorporated by reference to Exhibit 10.2.15 to Form 10-Q filed on May 4, 2017 (File No. 001-35975))
10.2.2#	Employment Agreement, dated March 4, 2018, between Gogo Inc., Gogo Business Aviation LLC, as assignee of Gogo LLC, and Oakleigh Thorne (incorporated by reference to Exhibit 10.2.12 to Form 10-Q filed on May 4, 2018 (File No. 001-35975))
10.2.3#	Form of Change in Control Severance Agreement, for named executive officers other than Oakleigh Thorne, Barry Rowan and Jessica Betjemann (incorporated by reference to Exhibit 10.2.10 to Form 10-K filed on March 13, 2020 (File No. 001-25975))
10.2.4#	Amendment No. 1 to the Form of Change in Control Severance Agreement for named executive officers other than Oakleigh Thorne and Barry Rowan (incorporated by reference to Exhibit 10.2.18 to Form 10-Q filed on May 4, 2018 (File No. 001-35975))
10.2.5#	Employment Agreement, dated as of January 1, 2008, between Gogo Business Aviation LLC, as assignee of Gogo LLC (f/k/a Aircell LLC) and Marguerite Elias (incorporated by reference to Exhibit 10.2.20 to Form 10-Q filed on May 9, 2019 (File No. 001-35975))
10.2.6#	Amendment No. 1 to the Employment Agreement, between Gogo Business Aviation LLC, as assignee of Gogo LLC (f/k/a Aircell LLC) and Marguerite Elias, effective as of December 31, 2008 (incorporated by reference to Exhibit 10.2.21 to Form 10-Q filed on May 9, 2019 (File No. 001-35975))
10.2.7#	Director Compensation Policy, effective March 4, 2021 (incorporated by reference to Exhibit 10.6 to Form 10-Q filed on May 6, 2021 (File No. 001-35975))
10.2.8#	Amended and Restated Employment Agreement, dated as of February 10, 2020, between Gogo LLC and Karen Jackson (incorporated by reference to Exhibit 10.5 to Form 10-Q filed on August 5, 2021 (File No. 001-35795))
10.2.9#	Employment Agreement, dated as of August 27, 2018, between Gogo Business Aviation LLC and Sergio Aguirre (incorporated by reference to Exhibit 10.6 to Form 10-Q filed on August 5, 2021 (File No. 001-35795))
10.2.10#	Form of Director Deferred Share Unit Agreement for Gogo Inc. Omnibus Incentive Plan (incorporated by reference to Exhibit 10.7 to Form 10-Q filed on August 5, 2021 (File No. 001-35795))
10.2.11#	Amendment to Non-Employee Director Options and Deferred Stock Units (incorporated by reference to Exhibit 10.8 to Form 10-Q filed on August 5, 2021 (File No. 001-35795))
10.2.12#	Amendment No. 1, dated March 25, 2022, to the Employment Agreement between Gogo Business Aviation LLC, as assignee of Gogo LLC (f/k/a Aircell LLC), and Oakleigh Thorne (incorporated by reference to Exhibit 10.2.1 to Form 10-Q filed on May 5, 2022 (File No. 001-35975))
10.2.13#	Amendment No. 1, dated March 25, 2022, to the Employment Agreement between Gogo Business Aviation LLC and Sergio Aguirre (incorporated by reference to Exhibit 10.2.3 to Form 10-Q filed on May 5, 2022 (File No. 001-35975))
10.2.14#	Amendment No. 3, dated March 25, 2022, to the Employment Agreement between Gogo Business Aviation LLC, as assignee of Gogo LLC (f/k/a Aircell LLC), and Marguerite Elias (incorporated by reference to Exhibit 10.2.4 to Form 10-Q filed on May 5, 2022 (File No. 001-35975))
10.2.15#	Amendment No. 1, dated March 25, 2022, to the Employment Agreement between Gogo Business Aviation LLC, as assignee of Gogo LLC (f/k/a Aircell LLC), and Karen Jackson (incorporated by reference to Exhibit 10.2.5 to Form 10-Q filed on May 5, 2022 (File No. 001-35975))
10.2.16#	Employment Agreement, effective as of March 11, 2023, by and between Gogo Business Aviation LLC and Jessica Betjemann (incorporated by reference to Exhibit 10.1 to Form 8-K filed on February 14, 2023 (File No. 001-35975))
10.2.17#	Change in Control Severance Agreement, effective as of March 11, 2023, by and between Gogo Inc. and Jessica Betjemann (incorporated by reference to Exhibit 10.2 to Form 8-K filed on February 14, 2023 (File No. 001-35975))

10.2.18#	Employment Agreement, effective as of November 2, 2022, by and between Gogo Business Aviation LLC and Crystal Gordon (incorporated by reference to Exhibit 10.2.21 to Form 10-K filed on February 28, 2023 (File No. 001-35975))
10.2.19#	Change in Control Severance Agreement, effective as of November 2, 2022, by and between Gogo Inc. and Crystal Gordon (incorporated by reference to Exhibit 10.2.22 to Form 10-K filed on February 28, 2023 (File No. 001-35975))
10.3.1#	Aircell Holdings Inc. Stock Option Plan (incorporated by reference to Exhibit 10.3.1 to Gogo Inc. Registration Statement on Form S-1 (File No. 333-178727))
10.3.2#	Amendment No. 1 to the Aircell Holdings Inc. Stock Option Plan, effective as of June 2, 2010 (incorporated by reference to Exhibit 10.3.2 to Gogo Inc. Registration Statement on Form S-1 (File No. 333-178727))
10.3.3#	Amendment No. 2 to the Aircell Holdings Inc. Stock Option Plan, dated as of December 14, 2011(incorporated by reference to Exhibit 10.3.3 to Gogo Inc. Registration Statement on Form S-1 (File No. 333-178727))
10.3.4#	Amendment No. 3 to the Aircell Holdings Inc. Stock Option Plan, effective as of May 31, 2013 (incorporated by reference to Exhibit 10.3.4 to Gogo Inc. Registration Statement on Form S-1 (File No. 333-178727))
10.3.5#	Form of Stock Option Agreement for Aircell Holdings Inc. Stock Option Plan (incorporated by reference to Exhibit 10.3.4 to Gogo Inc. Registration Statement on Form S-1 (File No. 333-178727))
10.3.6#	Form of Stock Option Agreement for Aircell Holdings Inc. Stock Option Plan (for June 2013 grants) (incorporated by reference to Exhibit 10.3.6 to Gogo Inc. Registration Statement on Form S-1 (File No. 333-178727))
10.4.1#	Gogo Inc. Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 to Gogo Inc. Registration Statement on Form S-1 (File No. 333-178727))
10.4.2#	Form of Stock Option Agreement for Gogo Inc. Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5.2 to Form 10-K filed on March 14, 2014 (File No. 001-35975))
10.4.3#	Form of Restricted Stock Unit Agreement for Gogo Inc. Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4.3 to Form 10-K filed on February 27, 2015 (File No. 001-35975))
10.4.4#	Form of Restricted Stock Agreement for Gogo Inc. Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4.4 to Form 10-K filed on February 27, 2015 (File No. 001-35975))
10.4.5#	Form of Stock Option Agreement for Gogo Inc. 2016 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4.6 to Form 10-Q filed on August 4, 2016 (File No. 001-35975))
10.4.6#	Form of Performance Stock Option Agreement for Gogo Inc. 2016 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4.7 to Form 10-Q filed on August 4, 2016 (File No. 001-35975))
10.4.7#	Form of Restricted Stock Unit Agreement for Gogo Inc. 2016 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4.8 to Form 10-Q filed on August 4, 2016 (File No.001-35975))
10.4.8#	Form of Performance Restricted Stock Unit Agreement for Gogo Inc. 2016 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4.9 to Form 10-Q filed on August 4, 2016 (File No. 001-35975))
10.4.9#	Amended and Restated Gogo Inc. 2016 Omnibus Incentive Plan (incorporated by reference to Annex A to the definitive proxy statement on Schedule 14A filed on April 27, 2018 (File No. 001-35975))
10.4.10#	Second Amended and Restated Gogo Inc. 2016 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4.1 to Form 10-Q filed on August 5, 2022 (File No. 001-35975))
10.4.11#	Form of Restricted Stock Unit Agreement for Second Amended and Restated Gogo Inc. 2016 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.402 to Form 10-Q filed on November 3, 2022 (File No. 001-35975))
10.5#	Gogo Inc. Annual Incentive Plan (as amended as of April 14, 2016) (incorporated by reference to Exhibit 10.4.10 to Form 10-Q filed on August 4, 2016 (File No. 001-35975))
10.6#	Gogo Inc. Section 409A Specified Employee Policy (incorporated by reference to Exhibit 10.7 to Gogo Inc. Registration Statement on Form S-1 (File No. 333-178727))
10.7.1#	Form of Indemnification Agreement entered into between Gogo Inc. and each of its Directors (incorporated by reference to Exhibit 10.7.1 to Gogo Inc. Registration Statement on Form S-1 (File No. 333-178727))
10.7.2#	Form of Indemnification Agreement entered into between Gogo Inc. and each of its Officers (incorporated by reference to Exhibit 10.7.2 to Gogo Inc. Registration Statement on Form S-1 (File No. 333-178727))
10.8.1#	Form of Director Deferred Share Unit Agreement for Gogo Inc. Omnibus Incentive Plan (incorporated by reference to Exhibit 10.10.2 to Form 10-K filed on March 14, 2014 (File No. 001-35975))
10.8.2#	Form of Director Stock Option Agreement for Gogo Inc. Omnibus Incentive Plan (incorporated by reference to Exhibit 10.10.3 to Form 10-K filed on March 14, 2014 (File No. 001-35975))
10.8.3#	Director Compensation Policy, effective July 1, 2019 (incorporated by reference to Exhibit 10.9.4 to Form 10-K filed on March 13, 2020 (File No. 001-35975))
10.8.4#	Form of Director Stock Option Agreement for Amended and Restated Gogo Inc. 2016 Omnibus Incentive Plan (effective April 29, 2020) (incorporated by reference to Exhibit 10.9.1 to Form 10-Q filed on August 10, 2020 (File No. 001-35975))
10.8.5#	Amendment to Non-Employee Director Stock Option Agreements for Amended and Restated Gogo Inc. 2016 Omnibus Incentive Plan granted before April 29, 2020 (effective April 29, 2020) (incorporated by reference to Exhibit 10.9.2 to Form 10-Q filed on August 10, 2020 (File No. 001-35975))

10.9.1	Credit Agreement, dated as of April 30, 2021, among Gogo Inc., Gogo Intermediate Holdings LLC, the lenders and issuing banks party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated by reference to Exhibit 10.1 to Form 8-K filed on May 3, 2021 (File No. 001-35975))
10.9.2	Guarantee Agreement, dated as of April 30, 2021, among Gogo Inc., Gogo Intermediate Holdings LLC and certain of its subsidiaries, and Morgan Stanley Senior Funding, Inc., as collateral agent. (incorporated by reference to Exhibit 10.2 to Form 8-K filed on May 3, 2021 (File No. 001-35975))
10.9.3	Collateral Agreement, dated as of April 30, 2021, among Gogo Inc., Gogo Intermediate Holdings LLC and certain of its subsidiaries, and Morgan Stanley Senior Funding, Inc., as collateral agent (incorporated by reference to Exhibit 10.3 to Form 8-K filed on May 3, 2021 (File No. 001-35975))
10.9.4	First Amendment to Credit Agreement, dated as of February 2, 2023, among Gogo Inc., Gogo Intermediate Holdings LLC and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated by reference to Exhibit 10.9.4 to Form 10-K filed on February 28, 2023 (File No. 001-35975))
21.1*	List of Subsidiaries
23.1*	Consent of Independent Registered Public Accounting Firm – Deloitte & Touche LLP
24.1*	Power of Attorney (included on signature page)
31.1*	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Policy Relating to Recovery of Erroneously Awarded Compensation
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	Furnished herewith.
**	Certain schedules and other similar attachments to such agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K.
#	Indicates management contract or compensatory plan or arrangement.
†	Certain provisions of this exhibit have been omitted pursuant to Item 601 (b)(10)(iv) of Regulation S-K.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Gogo Inc. (the registrant) has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 28, 2024.

Gogo Inc.
By: /s/ Oakleigh Thorne
Name: Oakleigh Thorne
Title: Chief Executive Officer and Chair of the Board
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jessica G. Betjemann and Crystal L. Gordon, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-facts and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or his or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall not revoke any powers of attorney previously executed by the undersigned. This Power of Attorney shall not be revoked by any subsequent power of attorney that the undersigned may execute, unless such subsequent power of attorney specifically provides that it revokes this Power of Attorney by referring to the date of the undersigned's execution of this Power of Attorney. For the avoidance of doubt, whenever two or more powers of attorney granting the powers specified herein are valid, the agents appointed on each shall act separately unless otherwise specified.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of Gogo Inc. and in the capacities indicated, on February 28, 2024.

Signature	Title
/s/ Oakleigh Thorne Oakleigh Thorne	Chief Executive Officer and Chair of the Board (Principal Executive Officer)
/s/ Jessica G. Betjemann Jessica G. Betjemann	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ Leigh Goldfine Leigh Goldfine	Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)
/s/ Michael Abad-Santos Michael Abad-Santos	Director
/s/ Mark Anderson Mark Anderson	Director
/s/ Robert L. Crandall Robert L. Crandall	Director
/s/ Hugh W. Jones Hugh W. Jones	Lead Independent Director
/s/ Michele Coleman Mayes Michele Coleman Mayes	Director
/s/ Christopher D. Payne Christopher D. Payne	Director
/s/ Charles C. Townsend Charles C. Townsend	Director
/s/ Harris N. Williams Harris N. Williams	Director

Exhibit 21.1

List of Subsidiaries of Gogo Inc.

Name of Subsidiary	Jurisdiction of Organization	Ownership Percentage
AC BidCo LLC	Delaware	100%
Gogo BA UK LTD	United Kingdom	100%
Gogo Business Aviation LLC	Delaware	100%
Gogo Connectivity Ltd.	Canada	100%
Gogo Finance Co. Inc.	Delaware	100%
Gogo Intermediate Holdings LLC	Delaware	100%
Gogo International Holdco LTD	United Kingdom	100%
Gogo US International Holdco LLC	Delaware	100%

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-264687 on Form S-3 and Registration Statement Nos. 333-212072, 333-225716, 333-238295, and 333-273788 on Form S-8 of our reports dated February 28, 2024, relating to the financial statements of Gogo Inc. and the effectiveness of Gogo Inc.'s internal control over financial reporting appearing in this Annual Report on Form 10-K for the year ended December 31, 2023.

 /s/ Deloitte & Touche LLP

Chicago, Illinois
February 28, 2024

Exhibit 31.1

Gogo Inc.

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO RULE 13a-14(a) OF THE EXCHANGE ACT, AS AMENDED,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Oakleigh Thorne, certify that:

1. I have reviewed this Annual Report on Form 10-K of Gogo Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2024

/s/ Oakleigh Thorne
Oakleigh Thorne
Chief Executive Officer and Chair of the Board
(Principal Executive Officer)

Exhibit 31.2

Gogo Inc.

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO RULE 13a-14(a) OF THE EXCHANGE ACT, AS AMENDED,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jessica G. Betjemann, certify that:

1. I have reviewed this Annual Report on Form 10-K of Gogo Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2024

/s/ Jessica G. Betjemann
Jessica G. Betjemann
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

Gogo Inc.

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

I, Oakleigh Thorne, Chief Executive Officer and Chair of the Board of Gogo Inc. (the "Company"), do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) the Annual Report on Form 10-K of the Company for the year ended December 31, 2023 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the periods presented therein.

Date: February 28, 2024

/s/ Oakleigh Thorne
Oakleigh Thorne
Chief Executive Officer and Chair of the Board
(Principal Executive Officer)

Exhibit 32.2

Gogo Inc.

**CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

I, Jessica G. Betjemann, Executive Vice President and Chief Financial Officer of Gogo Inc. (the "Company"), do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) the Annual Report on Form 10-K of the Company for the year ended December 31, 2023 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the periods presented therein.

Date: February 28, 2024

/s/ Jessica G. Betjemann
Jessica G. Betjemann
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

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Board of Directors

Oakleigh Thorne *Chair of the Board*

Michael Abad-Santos *Director*
CEO of BridgeComm, Inc.

Mark Anderson *Director*
Managing Director of GTCR LLC

Robert L. Crandall *Director*
Former Chairman and CEO of AMR Corporation and American Airlines

Hugh Jones *Lead Independent Director*
Co-founder of Basalt Investments, LLC

Michele Coleman Mayes *Director*
Former Vice President, General Counsel and Secretary for the New York Public Library

Christopher Payne *Director*
Strategic advisor to and
Former President and COO of DoorDash, Inc.

Charles C. Townsend *Director*
Managing General Partner of Bluewater Wireless II, LP

Harris N. Williams *Director*
Senior Managing Director of
WF Investment Management, LLC

Executive Officers

Oakleigh Thorne
CEO

Sergio Aguirre
President and COO

Jessica Betjemann
Executive Vice President and Chief Financial Officer

Leigh Goldfine
Vice President, Controller and Chief Accounting Officer

Crystal L. Gordon
Executive Vice President, General Counsel and Secretary

Shareholder Information

Corporate headquarters

105 Edgeview Drive | Suite 300

Broomfield, Colorado 80021

gogoair.com

Common stock listing

Gogo common stock is listed on the NASDAQ Global Select Market under the ticker symbol "GOGO."

Transfer agent and registrar

Computershare Trust Company, N.A.

P.O. Box 505000

Louisville, KY 40233

Shareholders with questions may call our transfer agent toll-free at 800 962 4284

Investor relations

William Davis

VP, Investor Relations

105 Edgeview Drive | Suite 300

Broomfield, Colorado 80021

+1 917 519 6994

IR@gogoair.com

Financial reports

A copy of the Gogo Inc. Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission is available on our Investor Relations website at ir.gogoair.com, or via email following a request to Investor Relations at ir@gogoair.com.

Annual meeting

The 2024 Annual Meeting of Shareholders will be held at 10 am Central Time, on Tuesday, June 4, 2024. The annual meeting will be a virtual meeting conducted solely online and can be attended by visiting www.virtualshareholdermeeting.com/GOGO2024. All shareholders are cordially invited to attend.

Independent registered public accounting firm

Deloitte & Touche LLP

111 S. Wacker Drive

Chicago, IL 60606

Corporate governance

At ir.gogoair.com, shareholders can view the company's code of business conduct and ethics, code of financial ethics, and corporate governance guidelines.



Gogo Inc.
105 Edgeview Drive | Suite 300
Broomfield, Colorado 80021
gogoair.com